Form 20-F
period 2025-12-31
TechCreate Group Ltd.
filed 2026-04-29
CIK 2047190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-42865

TechCreate Group Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

Jurisdiction of incorporation or organization

336 Smith Street, #06-303, New Bridge Centre

Singapore 050336

(Address of principal executive office)

Lim Heng Hai, Chief Executive Officer

336 Smith Street, #06-303, New Bridge Centre

Singapore 050336

+65 6936 6354

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0002	TCGL	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 17,859,750 Class A Ordinary Shares, and 2,572,750 Class B Ordinary Shares, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CONVENTIONS AND FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, in this annual report:

●	“AI” refers to artificial intelligence;
●	“API” refers to application programming interface;
●	“Board” refers to the board of Directors;
●	“CDSA” refers to the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore;
●	“Class A Ordinary Shares” refer to our Class A ordinary shares of nominal or par value of US$0.0002 each;
●	“Class B Ordinary Shares” refer to our Class B ordinary shares of nominal or par value of US$0.0002 each;
●	“CSP” refers to cybersecurity providers;
●	“Cybersecurity Act” refers to the Cybersecurity Act 2018 of Singapore;
●	“Director(s)” refers to the director(s) of our Company;
●	“Duit Now” refers to a Malaysian money transfer service which allows real time payments between locally registered bank accounts;
●	“Employment Act” refers to the Employment Act 1968 of Singapore;
●	“FAST” refers to “Fast And Secure Transfers”, a Real-Time Payments system that enables customers of the participating banks to transfer Singapore Dollar funds from one bank to another in Singapore almost instantly;
●	“FI” refers to financial institution;
●	“FinTech” refers to financial technology;
●	“Group” refers to TechCreate and its consolidated subsidiaries and its consolidated affiliated entities;
●	“IPO” refers to initial public offering;
●	“IRAS” refers to Inland Revenue Authority of Singapore;
●	“ISO 20022” refers to a common platform for the development of messages, a multi part International Standard prepared by ISO Technical Committee TC68 Financial Services;
●	“IT” refers to information technology;
●	“MAS” refers to the Monetary Authority of Singapore;
●	“ordinary shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares;
●	“Payment System Engine” refers to our Real-Time Engine which was developed to facilitate our Real-Time Payments system;
●	“PayNow” refers to a near-instant RTP system operated by Association of Banks in Singapore;
●	“PDPC” refers to the Personal Data Protection Commission of Singapore;
●	“PromptPay” refers to a fast, local fund transfer service in Thailand that enables users to send or receive Thai Baht funds in real time from one account to another;
●	“PS Act” refers to the Payment Services Act 2019 of Singapore;
●	“RTE” refers to Real-Time Engine;
●	“RTP” refers to Real-Time Payment(s);
●	“SEC” or “Securities and Exchange Commission” refers to United States Securities and Exchange Commission;
●	“Singapore” refers to the Republic of Singapore;
●	“Singapore PDPA” refers to the Personal Data Protection Act 2012 of Singapore;
●	“SITA” refers to Income Tax Act 1947 of Singapore;
●	“SWIFT” refers to Society for Worldwide Interbank Financial Telecommunication;
●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore;
●	“TechCreate,” “we,” “us,” “our Company” and “our” refer to TechCreate Group Ltd., an exempted company incorporated in the Cayman Islands with limited liability on July 29, 2024, its consolidated subsidiaries and its consolidated affiliated entities;
●	“TSOFA” refers to Terrorism (Suppression of Financing) Act 2002 of Singapore; and
●	“TSPL” refers to TechCreate Solution Private Limited;
●	“US$,” “USD,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our ability to execute our strategies, manage growth, and maintain our corporate culture;
●	our future business development, financial condition, and results of operations;
●	our expectations regarding demand for, and market acceptance of, our services and solutions;
●	our ability to compete successfully in highly competitive markets;
●	our expectations regarding our relationships with service partners;
●	the safety, affordability, and convenience of our platform and offerings;
●	our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;
●	our ability to enter into new geographies, expand our presence in markets subject to regulatory restrictions, and manage our international expansion;
●	our expected growth in the number of platform users, and our ability to promote our brand and attract and retain platform users;
●	anticipated technology trends and developments and our ability to address those trends and developments through our products and offerings;
●	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
●	our ability to maintain, protect, and enhance our intellectual property rights;
●	our ability to successfully acquire and integrate companies, technologies, and assets;
●	changes in our capital requirements and the availability of financing to fund such requirements;
●	our ability to prevent disruptions to our information technology systems;
●	our ability to successfully defend against litigation, claims, and regulatory actions;
●	changes in applicable laws, regulations, and government policies relating to our industry;
●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, catastrophic events, and adverse weather conditions, that may affect our business or assets;
●	our ability to implement, maintain, and improve effective internal control over financial reporting; and
●	other risk factors discussed under “Item 3. Key Information – 3.D. Risk Factors.”

The forward-looking statements contained in this annual report are based on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risk Factor Summary

An investment in our Class A Ordinary Shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully after this summary. You should carefully consider the risks below and after this summary before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks.

Risks Relating to Our Business and Industry

●	Our historical growth and financial performance may not be indicative of our future performance.
●	We may not achieve or maintain profitability in the future.
●	Economic conditions and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition, and results of operations.
●	Our key markets are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment.
●	If we fail to retain existing commercial partners and customers, especially commercial partners and customers from which we generate a substantial portion of our revenue, or attract new commercial partners and customers, our business, financial condition and results of operations could be materially and adversely affected.

●	From 2023 to 2025, we depended on our major customers for a substantial portion of our revenue and such dependence may continue in the future, and the loss of, or significant reduction in our provision of services to, one or more of our major customers could negatively impact our revenue and operating results.
●	From 2023 to 2025, we depended on our major suppliers to support the provision of our services and products to our customers and such dependence may continue in the future, and our inability to establish and maintain an uninterrupted supply chain could negatively impact our revenue and operating results.
●	Failures, defects, errors, or vulnerabilities in our systems could adversely affect our business, financial condition and results of operations.
●	Our reliance on artificial intelligence (“AI”) in our products and services may result in operational challenges, legal liability, reputational concerns and competitive risks.
●	We rely on third parties to deliver our services to users on our platforms, and any disruption of or interference with our use of third parties could adversely affect our business, financial condition, and results of operations.
●	Our use of open-source software could adversely affect our ability to offer our platforms and services and subject us to costly litigation and other disputes.
●	In order to remain competitive and to continue to increase our revenues and earnings, we intend to continually and quickly update our services, a process that could result in higher costs and the loss of revenues, earnings and customers if the new services do not perform as intended or are not accepted in the marketplace.
●	Use of our digital payment solutions for illegal activities or improper purposes could harm our business.
●	If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the security market, our competitive position and prospects will be harmed.
●	Our business is dependent on the maintenance of relationships between our partners and our customization and implementation of solutions to achieve their desired objectives.
●	Our business is dependent on the level of awareness of cybersecurity threats
●	Our increasing focus on cloud-based services presents execution, competitive and compliance risks; the Company’s revenue growth may be materially adversely affected by our ability to develop cloud-based services and generate sufficient usage of such services.
●	System interruptions that impair access to our cloud or other technology infrastructure, could damage our reputation and results of operations.
●	We provide service level commitments under some of our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service and our business could suffer.
●	Our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition, and results of operations.

●	Our business is subject to the risks of warranty claims, product returns, product liability, and product defects from real or perceived defects in our solutions or their misuse by our customers or third parties and indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
●	We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time.
●	Our business comprises project-based contracts and we may be unable to secure new contracts.
●	Our clients may delay in settlement of our bills, which may result in a material adverse impact on our business, financial conditions, and results of operations.
●	The Company may encounter cost overruns or delays in its projects, which may materially and adversely affect its business, financial position, and results of operation.
●	Our ability to sell our solutions is dependent on the quality of our technical support services, and the failure to offer high-quality technical support services could have a material adverse effect on our customers’ satisfaction with our products and subscriptions, our sales, and our operating results.
●	Our current research and development efforts may not produce successful solutions that result in significant revenue, cost savings or other benefits in the near future, if at all.
●	If we continue to grow in the future and fail to manage our growth effectively, our brand, business, financial condition, and results of operations could be adversely affected.
●	We may need to raise additional capital to grow our business or satisfy our liquidity requirements and may not be able to raise additional capital on terms acceptable to us, or at all.
●	We may be subject to complaints, litigation, arbitration proceedings, and regulatory investigations and inquiries from time to time.
●	Claims by others that we infringe their proprietary technology, or other rights could harm our business.
●	Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products without compensating us.
●	Our ability to attract, train and retain executives and other qualified employees is critical to our business, results of operations and future growth.
●	Our future international expansion could subject us to additional costs and risks, and such plans may not be successful.
●	Acquisitions or strategic investments that we may pursue may not be successful or yield the intended benefits and could disrupt our business and harm our financial condition.
●	Our business could be adversely affected by natural disasters, political conflicts, or other unexpected events.
●	We may not be able to obtain or maintain adequate insurance coverage.
●	Our business is subject to legal and regulatory risks that could have a material and adverse impact on our business, financial condition, and results of operations.
●	COVID-19 and other pandemics, epidemics or public health threats may adversely affect our business, financial condition and results of operations.
●	Our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition, and results of operations.
●	We may fail to obtain, maintain, or renew the requisite licenses and approvals.

●	Changes in, or failure to comply with, competition laws or regulations could adversely affect us.
●	We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.
●	We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.
●	Our management team has limited skills and experience related to managing a public company.

Risks Related to the Jurisdictions in which we operate

●	Our international operations subject us to increased risks, which could harm our business.
●	We are exposed to fluctuations in our operations in foreign jurisdictions, including changes in currency exchange rates and we may be subject to restrictions on foreign ownership in certain jurisdictions.
●	Developments in the social, political, regulatory, and economic environment in Brunei, Cambodia, Malaysia, and Singapore may have a material adverse impact on us.
●	Foreign exchange controls may affect the repatriation of dividends or distributions from our overseas businesses.
●	We believe there is a lack of sophistication of the regulatory landscape and customer awareness on the evaluation criteria for selection of cybersecurity service providers in Brunei, Cambodia, and Malaysia.

Risks Relating to Our Securities

●	We have incurred and will continue to incur additional costs as a result of being a public company, which could negatively impact our net income and liquidity.
●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.
●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders.
●	We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.
●	We are a “controlled company” under the NYSE American corporate governance rules and, as a result, are eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.
●	We may be deemed a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.
●	The market price and trading volume of our Class A Ordinary Shares may be volatile and could decline significantly, and you may not be able to resell your shares at or above the price at which you purchased them.
●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research, or cease publishing research about our Company, our share price and trading volume could decline significantly.
●	Our operating results may vary significantly from period to period and be unpredictable, which could cause the market price of our Class A Ordinary Shares to decline.
●	Our actual operating results may differ significantly from our guidance.
●	Sales of substantial amounts of our Class A Ordinary Shares in the public markets, or the perception that they might occur, could reduce the price that our Class A Ordinary Shares might otherwise attain and may dilute your voting power and your ownership interest in us.
●	Our failure to meet the continued listing requirements of the NYSE American could result in a delisting of our Class A Ordinary Shares.
●	Techniques employed by short sellers may drive down the market price of our listed securities.
●	Our Company is obligated to maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of such internal control may adversely affect investor confidence in our Company and, as a result, the value of our securities.
●	If our Class A Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company (“DTC”), transactions in our Class A Ordinary Shares may be disrupted.
●	Negative publicity relating to our directors, members of senior management team or controlling shareholders may adversely affect the market price of our Class A Ordinary Shares.
●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgments obtained in the U.S. courts.
●	Our Board may decline to register transfers of Class A Ordinary Shares in certain circumstances.
●	Our shareholders may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.
●	We may not be able to, or we may decide not to, pay dividends, or repurchase shares at a level anticipated by our shareholders, which could reduce shareholder returns.

Risks Relating to Our Business and Industry

Our historical growth and financial performance may not be indicative of our future performance.

We are a relatively young company, incorporated in 2015, and our historical growth rates may not be sustainable or indicative of our future performance. In recent years, we experienced significant growth, driven in part by increased adoption of digital payments globally, including accelerated adoption during the COVID-19 pandemic. This trend contributed to the expansion of our business as a real-time payments (“RTP”) solutions provider in Southeast Asia. As the effects of the COVID-19 pandemic have subsided and market conditions continue to evolve, the growth trends we previously experienced may slow, stabilize, or decline. The digital payments landscape in Southeast Asia is competitive and rapidly evolving, and our future performance will depend on a number of factors, many of which are beyond our control, including competitive pressures, regulatory developments, technological changes, macroeconomic conditions, and shifts in customer preferences. If we are unable to maintain our growth momentum, compete effectively, or adapt to changing market and regulatory conditions, our revenue, financial condition, and results of operations could be materially and adversely affected. Accordingly, our historical growth and financial performance should not be relied upon as indicators of our future prospects.

We may not achieve or maintain profitability in the future.

We expect to continue making significant investments to develop and expand our business, including investments in technology, recruitment and training, marketing initiatives, and strategic opportunities. These investments may increase our operating expenses and may not generate commensurate revenue or returns within the expected time frame, or at all. Our growth initiatives, including acquisitions and market expansion efforts, may require substantial upfront costs and may not generate incremental revenue, if any.

We may incur higher expenses than anticipated or fail to generate sufficient revenue to offset our costs, which could result in continued or increased losses. In addition, we may continue to incur significant losses in the future for a variety of reasons, including:

●	inability to increase or maintain market share in our existing markets or successfully penetrate new markets;

●	expansion into new markets or adjacent lines of business, where we may incur significant losses during the early stages following entry;

●	failure to identify, complete, integrate, or realize anticipated benefits from acquisitions or strategic investments;

●	intensified competition in the payments, cybersecurity, and information technology industries in our key markets;

●	failure of our marketing initiatives or product and technology enhancements to achieve expected results;

●	inability to effectively execute our growth strategies;

●	adverse changes in macroeconomic or geopolitical conditions, including reductions in our commercial partners’ customer acquisition budgets for payment and related software solutions;

●	increases in marketing, labor, and other operating costs, including increased labor costs as a result of inflation or competition for talent;

●	challenges in hiring and retaining personnel necessary to support our growth;

●	changes in applicable laws, regulations, or government policies affecting our industries or business operations;

●	public health crises, natural disasters, or other catastrophic events;

●	changes in accounting standards or policies; and

●	unforeseen expenses, delays, complications, or other factors beyond our control.

In addition, as a public company, we incur and will continue to incur significant additional legal, accounting, insurance, compliance, and other expenses and are subject to increased regulatory and reporting requirements. We cannot predict the amount or timing of these additional costs. If we are unable to effectively manage our expenses or generate sufficient revenue to offset these costs, our business, financial condition, and results of operations could be materially and adversely affected, and we may not achieve or maintain profitability.

Economic conditions and geopolitical uncertainties could materially and adversely affect our business, financial condition, and results of operations.

The overall economic conditions in the markets in which we operate, including Brunei, Cambodia, Malaysia, and Singapore, influence our business operations and financial performance. These markets are affected by macroeconomic factors beyond our control, which are cyclical and subject to volatility. Such factors include interest rates, inflation, economic growth, unemployment levels, consumer confidence, currency fluctuations, and changes in government policies and regulations.

Global economic uncertainty, geopolitical tensions, and disruptions in financial markets have adversely affected, and may continue to adversely affect, transaction volumes and customer spending in our markets, which could negatively impact our revenue growth. In addition, inflationary pressures have increased our operating costs and may continue to adversely affect our costs, margins, and profitability.

We cannot predict the timing, duration, or severity of any economic slowdown or the strength of any subsequent recovery, either globally or in our key markets. If macroeconomic conditions deteriorate or remain uncertain for a prolonged period, our business, financial condition, and results of operations could be materially and adversely affected.

Our key markets are located in Greater Southeast Asia, which subjects us to risks inherent in operating and investing in this region, including uncertainties relating to the local economic, legal, regulatory, and political environment

We are headquartered in Singapore, and our principal revenue-generating markets include Brunei, Cambodia, China and Singapore. In 2024, approximately 25%, 47%, and 25% of our total revenue was generated from Brunei, Cambodia, and Singapore, respectively. In 2025, approximately 18%, 46%, 17% and 18% of our total revenue was generated from Brunei, Cambodia, China and Singapore, respectively.

Each of these markets presents distinct political, economic, legal, regulatory, and taxation risks and uncertainties. As a result, we may be required to adopt market-specific business models, which increases operational complexity and may limit economies of scale. Political instability, policy shifts, regulatory changes, or deterioration in investor confidence in these markets could negatively affect our business, financial condition, and results of operations.

In addition, certain emerging markets in which we operate, such as Cambodia, may have less developed legal, taxation, and regulatory frameworks than developed markets and may be subject to heightened risks and uncertainties. These risks may include expropriation, nationalization, commercial or governmental disputes, inflation, interest rate and currency fluctuations, difficulties in enforcing contractual rights or collecting payments, and challenges in obtaining or renewing required governmental and regulatory approvals. Laws and regulations in these markets may also be subject to unexpected changes or inconsistent application, interpretation, or enforcement. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.

If we fail to retain existing commercial partners and customers, especially commercial partners and customers from which we generate a substantial portion of our revenue, or attract new commercial partners and customers, our business, financial condition and results of operations could be materially and adversely affected.

We generate a significant portion of our revenue from a limited number of commercial partners and customers. Our commercial partners and customers generally do not maintain exclusive relationships with us. The agreements we have entered into with these entities typically have terms ranging from one to three years and may be terminated by either party upon prior written notice and, in certain cases, without cause.

If we fail to consistently deliver high-quality solutions and services, our commercial partners or customers may reduce their business with us, decline to renew their agreements, or terminate their relationships and redirect their activities to competitors or alternative solutions. This could negatively impact our revenue, business, financial condition, and results of operations. In addition, fluctuations in market conditions, regulatory developments, or technological advancements could adversely affect our ability to retain existing relationships or establish new ones.

The process of establishing new partnerships or expanding existing relationships is often time-consuming and resource-intensive, particularly in the financial services industry, which is characterized by long sales cycles and complex procurement processes. There can be no assurance that our efforts to secure new commercial partners or customers will be successful or that any such relationships will generate anticipated revenue levels.

If we are unable to maintain existing relationships with commercial partners in good standing, add new commercial partners, or diversify our commercial partner base, or if we become dependent on a limited number of commercial partners, we may be unable to meet the expectations of our customers and other counterparties that rely on our services. Any perceived decline in our ability to offer competitive rates, terms, or reliable services could diminish confidence in our business and reduce demand for our solutions. As a result, our business, financial condition, and results of operations could be materially and adversely affected.

In 2024 and 2025, we depended on our major customers for a substantial portion of our revenue and such dependence may continue in the future, and the loss of, or significant reduction in our provision of services to, one or more of our major customers could negatively impact our revenue and operating results.

For the year ended December 31, 2024, we had four major customers that each accounted for 10% or more of our total revenue, being Customer A, Customer B, Customer C and Customer D, which accounted for 34%, 23%, 19% and 11%, respectively, of our total revenue for that year. Customer A operates as Cambodia’s largest financial institution, Customer B is Brunei’s largest telecommunications company, Customer C is a Singapore-based insurance corporation, and Customer D is a technology service provider specializing in system integration and customer engagement solutions based in Cambodia. For the year ended December 31, 2025, we had three major customers that each accounted for 10% or more of our total revenue, being Customer A, Customer E and Customer F, which accounted for 24%, 17% and 14%, respectively, of our total revenue for that year. Customer E is a China-based financial technology company specializing in IT solutions and services for financial institutions, and Customer F is a leading financial institution based in Cambodia.

Our agreements with these major customers generally have terms ranging from one to five years, depending on the nature of the project. Most of these agreements may be terminated by either party upon prior written notice, typically ranging from one to three months. In addition, our contracts may provide for liquidated damages in the event of delays or failure to meet agreed performance standards, and in certain circumstances may require us to refund fees if we are unable to deliver contracted services.

There can be no assurance that our major customers will continue to engage us at historical levels, renew existing agreements upon expiration, enter into new agreements with us, or maintain the same scope or volume of services. A number of factors, including our performance, changes in our customers’ business strategies, financial condition, regulatory environment, competitive pressures, or their decision to engage alternative service providers, could result in a loss of, or reduction in, business from these customers.

The loss of, or a significant reduction in business from, any of our major customers, particularly our largest customer, the premature termination of any material contract, or our failure to secure recurring or follow-on engagements from such customers, could materially and adversely affect our revenue, profitability, cash flows and results of operations. Furthermore, if any major customer terminates its relationship with us, we may not be able to replace such customer on commercially reasonable terms, in a timely manner, or at all.

In 2024 and 2025, we depended on our major suppliers to support the provision of our services and products to our customers and such dependence may continue in the future, and our inability to establish and maintain an uninterrupted supply chain could negatively impact our revenue and operating results.

For the year ended December 31, 2024, two major suppliers each accounted for 10% or more of our total cost of revenue, namely Supplier A and Supplier B, accounting for approximately 13% and 12%, respectively, of our total cost of revenue. Supplier A is a cybersecurity company that provides Trellix-based cybersecurity solutions and Supplier B operates as a cloud-based technology solutions company. For the year ended December 31, 2025, two major suppliers each accounted for 10% or more of our total cost of revenue, namely Supplier C and Supplier D, accounting for approximately 26% and 25%, respectively, of our total cost of revenue. Supplier C is a technology solutions company that provides smart POS, QR code terminals along with related payment solutions and Supplier D is a technology company engaged in software development and IT implementation and consulting services.

Any failure by our major suppliers to accommodate our business scale, any suspension or termination of supply arrangements, any change in cooperation terms, or deterioration of relationships with these major suppliers could materially and adversely affect our results of operations. For the year ended December 31, 2025, we did not have long-term agreements with our major suppliers. Instead, our major suppliers grant us annual licenses for their products and services and fulfill our purchase orders on a per-transaction basis.

We cannot guarantee that our major suppliers will always be able to fulfill our supply demands on reasonable terms or in a timely manner. In addition, our major suppliers are independent entities subject to their own operational and financial risks outside our control. If any of our major suppliers were to stop selling products or services to us, delay delivery, or otherwise fail to meet our supply requirements — including as a result of labor shortages, supplier disruptions, or bankruptcy — we may be unable to procure alternative products or services on commercially reasonable terms or in a timely manner. Any termination of our partnership with, or non-fulfillment by, a major supplier could materially and adversely affect our results of operations.

We monitor our relationships with major suppliers; however, there can be no assurance that such measures will prevent supply disruptions or mitigate the risks described above.

Failures, defects, errors, or vulnerabilities in our systems could adversely affect our business, financial condition and results of operations.

We rely heavily on the availability and performance of our platforms and systems to service our commercial partners. These platforms and systems are susceptible to failures, interruptions, security breaches, defects, errors, or vulnerabilities, any of which could materially and adversely affect our business, financial condition, and results of operations. Such risks include, but are not limited to:

●	Technical malfunctions, power outages, hardware or software failures, defects, errors, vulnerabilities, or human errors that could disrupt the availability or functionality of our platforms, leading to decreased commercial partner satisfaction and potential loss of commercial partners;
●	Security breaches, cyberattacks, or unauthorized access that could compromise the security, confidentiality, or availability of our platforms, or result in the loss or compromise of user data or other confidential information, causing reputational damage, legal liability, and loss of trust among users and commercial partners;
●	Increased costs and resource requirements associated with identifying, addressing, and resolving defects, errors, or vulnerabilities in our systems;
●	Increased costs associated with maintaining, upgrading, and enhancing our platforms and systems to reduce the risk of failures, interruptions, or security breaches and to comply with evolving legal and regulatory requirements;
●	The potential for prolonged system failures or interruptions, which could result in lost revenue, increased operating expenses, or negative publicity; and
●	The potential for legal liability, regulatory penalties or negative publicity resulting from system failures, defects, errors, or vulnerabilities.

Our data, corporate systems, third-party systems, and security measures may be breached as a result of actions by outside parties, employee error, malfeasance, or other factors. Unauthorized parties may gain access to our data, and as a provider of cybersecurity solutions, we may be an especially attractive target. A breach of our data security, or an attack on our service ability or that of our third-party service providers, could disrupt our network or networks secured by our products, and subscriptions, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products, and the information stored on our networks or those of our third-party service providers could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm.

Although we have not experienced any unauthorized access incidents of our internal network, any actual or perceived breach of network security in our systems or networks, or any other actual or perceived data security incident we or our third-party service providers suffer, could result in damage to our reputation, negative publicity, loss of commercial partners, customers, and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and otherwise respond to any incident, regulatory investigations, or enforcement actions, costly litigation, and other liability. In addition, we may incur significant costs and operational consequences of investigating, remediating, eliminating, and putting in place additional tools and devices designed to prevent actual or perceived security incidents, as well as the costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of our products and subscriptions and end-customer and investor confidence in our Company and could seriously harm our business or operating results.

Further, any failure to effectively manage these risks or to maintain the availability and performance of our platforms could impair our ability to service our users and commercial partners, which may result in loss of market share, decreased revenue, and reputational damage, and could materially and adversely affect our business, financial condition, and results of operations.

Our reliance on artificial intelligence (“AI”) in our products and services may result in operational challenges, legal liability, reputational concerns and competitive risks.

We rely on AI in our flagship product, the Artificial Intelligence Real-Time Engine (“AI-RTE”), to enable financial institutions to process payments with greater speed, security, and efficiency, and it is therefore a significant element of our current and future business strategy. However, as AI is still a developing technology, it presents risks and challenges, both known and unknown, that could affect its development, adoption, and our use, which in turn may affect our business operations. At present, some of the known risks of AI include cybersecurity, accuracy, and intellectual property infringement. In addition, as the regulations surrounding AI are still developing, we intend to monitor regulatory developments that may arise in the future and that may affect the development or deployment of our AI-RTE. To that end, some jurisdictions are applying or considering applying cybersecurity and data protection laws to AI, and/or are considering general legal frameworks governing AI.

Further, AI algorithms may be flawed, and datasets may be insufficient or of poor quality, which may result in performance disruptions or errors. Overcoming these technical obstacles may prove to be impossible or impracticable, and the costs incurred may adversely affect our revenue. In addition, we may be subject to potential legal liability, negative publicity, or reputational harm if the determinations, recommendations, forecasts, or analyses that our AI-RTE assists in generating are deficient or inaccurate.

Accordingly, if our AI-RTE does not function reliably, fails to meet expectations in terms of improving the speed, security, and efficiency of payment processing, or cannot be fully utilized due to increasing regulation or reputational concerns, we may be unable to provide the requisite services using our flagship product, which may adversely impact our ability to compete effectively in the market and could materially and adversely affect our business, financial condition, and results of operations.

We rely on third parties to deliver our services to users on our platforms, and any disruption of or interference with our use of third parties could adversely affect our business, financial condition, and results of operations.

As a provider of a comprehensive range of professional services, software and maintenance licenses, and hardware across different markets in Greater Southeast Asia, we rely on third parties to deliver our services to users on our platforms. Any disruption of or interference with our use of these third parties could adversely affect our business, financial condition, and results of operations.

In particular, we rely heavily on Amazon Web Services (“AWS”) as our primary cloud services provider for hosting our websites and data. Services provided to us by AWS include, but are not limited to, storage, networking, and database management. Our relationship with AWS is governed by its standard customer agreement (the “AWS Agreement”). The AWS Agreement remains in effect until terminated by either party in accordance with its terms. AWS may change or discontinue services provided under the AWS Agreement from time to time, provided that it gives twelve months’ prior notice if such changes are material (except in certain circumstances, such as where such notice would be economically or technically burdensome or cause AWS to violate applicable legal requirements). AWS may also modify the AWS Agreement by posting a revised version on its website or otherwise notifying us, provided that it gives at least ninety days’ advance notice of any adverse changes.

This reliance on AWS exposes us to various risks, including:

●	the potential for service outages, disruptions, or degradation in performance on the AWS platform, which could lead to interruptions in our services, loss of user trust, and damage to our reputation;
●	the possibility of AWS encountering technical difficulties, cybersecurity breaches, or other issues that could impact the security, privacy, and integrity of our data and systems, leading to potential legal liabilities, regulatory penalties, negative publicity, and loss of user trust;
●	the risk of AWS increasing its prices, changing its terms of service, or discontinuing certain features or services, which could result in increased operating costs or require us to identify alternative providers, potentially disrupting our operations;
●	the possibility of AWS facing regulatory scrutiny or legal action, which could lead to limitations on its ability to provide services, increased costs, or reputational damage, indirectly impacting our business; and
●	our reliance on AWS for ongoing maintenance, support, and enhancements to its platform, which may not align with our business needs.

While we have historically renewed our customer agreement with AWS and expect to seek to do so in the future, there can be no assurance that we will be able to renew the AWS Agreement on commercially favorable terms, or at all, or that it will not be terminated early in accordance with its terms. Although we have adopted technologies that operate across major cloud infrastructure platforms, transferring data and systems between providers would likely be time-consuming and complex, and there can be no assurance that such a transition could be completed seamlessly or without disruption to our operations.

Any disruption of, or interference with, our use of AWS or other third-party service providers could result in service interruptions, increased costs, reputational damage, loss of user trust, potential legal liabilities, and regulatory penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Our use of open-source software could adversely affect our ability to offer our platforms and services and subject us to costly litigation and other disputes.

We utilize open-source software and integrate it with our own custom-developed stacks in various aspects of our platforms and services. By employing this multi-layered approach, we believe that certain risks are mitigated as, inter alia, we are better able to: (1) maintain control over the core functionality of the software, as our custom-developed stacks form the core of our solutions and enhance the security of critical functionalities; (2) actively monitor open-source components for vulnerabilities by conducting quarterly reviews of the libraries used in our internal software, which allows us to tailor the software to our specific needs, meet industry standards from a compliance perspective, and implement patches promptly as needed; and (3) reduce the risk of cybersecurity threats through an additional layer of software complexity. Notwithstanding the foregoing, the use of open-source software may nonetheless expose us to risks that could adversely impact our ability to operate our platforms and subject us to costly litigation and other disputes.

In the event of noncompliance with open-source licensing terms or copyleft restrictions, we may be required to release the source code of our proprietary software, reengineer our platforms and services, or discontinue the use of certain software components, any of which could result in significant costs, operational disruptions, and potential negative publicity. Additionally, defending against potential legal claims or disputes relating to open-source software may consume substantial resources and divert the attention of our management and technical personnel. These factors could materially and adversely affect our business, financial condition, and results of operations.

In order to remain competitive and to continue to increase our revenues and earnings, we intend to continually and quickly update our services, a process that could result in higher costs and the loss of revenues, earnings and customers if the new services do not perform as intended or are not accepted in the marketplace.

As part of the provision of our professional services, we compete in the payments technology industry, which is characterized by rapid technological change, new product introductions, evolving industry standards, and changing customer needs. In order to remain competitive, we are continually involved in a number of projects, including the development of new platforms, payment processing capabilities, new cross-border workflows, and other offerings emerging in the payments technology industry. These projects carry risks associated with development efforts, including cost overruns, delays in delivery, and performance problems. In the payments technology market, these risks may be particularly acute. Any delay in the delivery of new services or failure to differentiate our services could render our services less desirable to customers or obsolete. Furthermore, as the market for alternative payment processing services evolves, it may develop too rapidly or not rapidly enough for us to recover the costs we have incurred in developing new services targeted at this market.

In addition, certain of the services we deliver to the payments technology market are designed to process highly complex transactions and deliver reports and other information relating to those transactions at high volumes and processing speeds, while maintaining transaction integrity and accurate reconciliation. Any failure to deliver an effective and secure product, or any performance issue that arises with a new product or service, could result in significant processing or reporting errors or other losses. We rely in part on third parties, including certain of our competitors and potential competitors, for the development of and access to new technologies. As a result of these factors, our development efforts could result in higher costs that reduce our earnings, as well as a loss of revenues and earnings if promised new services are not delivered on a timely basis or do not perform as anticipated.

Use of our digital payment solutions for illegal activities or improper purposes could harm our business.

We cannot assure that our users will not attempt to use the payments platform developed by us for our customers for illegal activities or improper uses, including money laundering, terrorist financing, sanctions evasion, illegal online gambling, fraudulent sales of goods or services, illegal telemarketing activities, illegal sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted, trademarked or digital goods, bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions that are peripherally involved in the sale of infringing or allegedly infringing items by a user. Further, measures to prevent and detect illegal activities that may occur on the payments platforms of commercial partners may require continuous improvement and may not be effective in detecting and preventing illegal activity or improper uses.

Any illegal or improper uses of our payments platform or failure by us to detect or prevent illegal or improper activity by our users may subject us to claims, individual and class action lawsuits, and government and regulatory requests, inquiries, or investigations that could result in liability, restrict our operations, impose additional restrictions or limitations on our business or require us to change our business practices, harm our reputation, increase our costs, and negatively impact our business. These factors could materially and adversely affect our business, financial condition, and results of operations.

If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the security market, our competitive position and prospects will be harmed.

Cybersecurity is another professional service that we provide. In cyberspace, the digital security market has grown quickly and is expected to continue evolving rapidly. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems, and networking protocols. If we fail to accurately predict customers’ changing needs and emerging technological trends in the enterprise security industry, including in the areas of mobility, virtualization, cloud computing, and software defined networks (“SDN”), our business could be harmed.

The technology in our platform is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack, while minimizing the impact on network performance. While we primarily use cloud services as a replacement for hardware architectures, subject to customer requests, some of our new platform features and related platform enhancements may require us to develop new hardware architectures that involve complex, expensive, and time-consuming research and development processes. The development of our platform is difficult and the timetable for commercial release and availability is uncertain as there can be long time periods between releases and availability of new platform features. Further, there is rapid evolution with the emergence of new standards, technologies, and regulations. If we experience unanticipated delays in the availability of new products, platform features, and subscriptions, and fail to meet customer expectations for such availability, our competitive position and business prospects will be harmed.

Additionally, we must commit significant time and resources to developing new platform features before knowing whether our investments will result in products, subscriptions, and platform features the market will accept. Unexpected technical challenges may also arise. The success of new platform features depends on several factors, including appropriate new product definition, differentiation of new products, subscriptions, and platform features from those of our competitors, and market acceptance of these products, services, and platform features. Moreover, successful new product introduction and transition depends on a number of factors including our ability to manage the risks associated with new product production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products may have quality or other defects or deficiencies, especially in the early stages of introduction.

We cannot assure that we will successfully identify opportunities for new products and subscriptions, develop and bring new products and subscriptions to market in a timely manner, or achieve market acceptance of our products and subscriptions, or that products, subscriptions, and technologies developed by others will not render our products, subscriptions, or technologies obsolete or noncompetitive. These factors could materially and adversely affect our business, financial condition, and results of operations.

Our business is dependent on the maintenance of relationships between our partners and our customization and implementation of solutions to achieve their desired objectives.

We partner with providers such as Google Asia Pacific Pte. Ltd., Trellix, and FutureX LP., who we believe each maintain recognized international cybersecurity certifications or standards. As a distributor and reseller of cybersecurity solutions, we implement and tailor our solutions to suit our clients’ needs through a structured approach designed to meet each client’s specific needs.

We begin with a comprehensive assessment of the client’s infrastructure, processes, and regulatory requirements to identify vulnerabilities. Using our partnerships with leading cybersecurity providers and in-house expertise, we design customized solutions that integrate seamlessly into existing systems. These solutions undergo rigorous System Integration Testing (SIT) and User Acceptance Testing (UAT) to facilitate effectiveness and compatibility. Once deployed, we provide 24/7 monitoring, regular updates, and incident response for the purpose of continuous protection. Additionally, we offer tailored training to equip clients with the knowledge and tools needed to manage their cybersecurity effectively. This approach supports the customization and security of our solutions, making them scalable to adapt to evolving threats.

If any of our partners fail to maintain the quality or competitiveness of their solutions, or if our relationships with these partners deteriorate for any reason, our ability to provide effective cybersecurity solutions to our clients could be materially and adversely impacted. Accordingly, we may lose our current clients to our competitors and may fail to attract new clients that generate similar revenue. As such, if we are unable to retain existing clients or attract new clients due to our inability to adequately customize and implement solutions to meet our clients’ objectives, this may materially and adversely affect our business, financial condition and results of operations.

Our business is dependent on the level of awareness of cybersecurity threats

Our business is substantially dependent on companies and governments recognizing the severity of the risks relating to cyber-attacks and that such attacks are not effectively prevented by legacy security solutions and IT infrastructure. Based on our market observations, the majority of spending on cybersecurity within the Southeast Asia region has historically been on threat protection products, such as network, endpoint and web security designed to stop threats from penetrating government and corporate networks, including anti-virus software.

Organizations that use these security products may believe that their existing security solutions and/or IT infrastructure are sufficient to safeguard access to their sensitive business data. As a result, they may continue to deprioritize cybersecurity services such as ours and allocate their budgets toward threat protection products and may not adopt our vulnerability assessment and penetration testing services in addition to, or in lieu of, such traditional products.

High-visibility attacks on prominent companies, particularly financial institutions, have increased market awareness of the impact of advanced cyber-attacks on operations and may increase the likelihood that companies and governments devote resources to protecting against cyber-attacks, including engaging our vulnerability assessment and penetration testing services.

If the number of cyber-attacks were to decline, or if companies or governments perceive that the general level of cyber-attacks has declined, our ability to attract new customers and expand our offerings within existing customers could be materially and adversely affected. A reduction, whether actual or perceived, in the cybersecurity threat landscape could adversely affect our business, financial condition and financial performance.

Our increasing focus on cloud-based services presents execution, competitive and compliance risks; the Company’s revenue growth may be materially adversely affected by our ability to develop cloud-based services and generate sufficient usage of such services.

A growing part of our business involves cloud-based services available across a spectrum of computing devices. We are devoting significant resources to provide AI solutions, cloud infrastructure, and other services to enterprises and individuals. At the same time, based on our market observations, our competitors are rapidly developing and deploying their cloud-based solutions and services. Pricing and delivery models are evolving.

Further, we believe that devices and form factors influence how users access services in the cloud and sometimes the user’s choice of which suite of cloud-based services to use. Our success in our cloud-based services strategy will depend on the level of adoption of our products and services. We may not establish a market share sufficient to achieve the scale necessary to meet our business objectives or recoup costs incurred to build and maintain infrastructure to support our cloud-based services. It is uncertain whether our strategies will attract users or generate the revenue required to succeed.

If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the costs associated with infrastructure development and research and development investments. This may materially and adversely affect our results of operations and financial performance.

The development of cloud-based services is accompanied by regulatory compliance risks. However, the interpretation and application of relevant laws in different countries are often uncertain and in flux, and any failure or perceived failure to comply with applicable laws and regulations may result in legal proceedings or regulatory actions against us and could have a material adverse effect on our business and results of operations.

In the past, our peers have experienced data security and infrastructure stability issues arising out of their cloud services. Our cloud services may also encounter similar issues, which could have a material adverse effect on our brand, operations, and financial performance.

System interruptions that impair access to our cloud or other technology infrastructure, could damage our reputation and results of operations.

The satisfactory performance, reliability and availability of our cloud infrastructure and other technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels. Further, our backup systems may process transactions more slowly and may not support all of our sites’ functionality.

We may also experience periodic system interruptions, and any slowdown, interruption or performance failure of our cloud or other technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially and adversely affect our results of operations.

We provide service level commitments under some of our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service and our business could suffer.

Certain of our commercial partner and customer agreements contain service level commitments. Due to the nature of our digital solutions, we may be required to provide service level support to our commercial partners and customers. As we have limited support resources available, we have segregated the type of support required into three levels: Level 1, Level 2 and Level 3 support.

Support requests that fall within Levels 1 and 2 are typically performed by the commercial partner, the customer or the local partner, as the software issues in Levels 1 and 2 are generally less complex, while Level 3 support is more challenging. In the event that Level 3 support is required, we will provide this support due to the more complex nature of the problem.

Any failure or disruption to our infrastructure could potentially affect the performance of our digital solutions and the availability of services to our commercial partners and customers. We may encounter significant performance issues or downtime and, if such events occur, we may be required to provide the affected commercial partners and customers with service credits for future use.

In some instances, we offer complimentary support to rectify these issues rather than issuing refunds which, in the case of a complex issue, may result in additional time and costs, and we ultimately may not be able to resolve the issue or may spend more time and costs resolving the issue than the issuance of a refund. If we experience performance issues or downtime that exceed our agreed service levels, our revenue, results of operations, and financial condition could be adversely affected.

Our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition, and results of operations.

The protection of data is crucial to maintaining user trust and the confidence of our customers and commercial partners. As part of our business operations, we do not keep any of our commercial partners’ and customers’ information. Risk may, however, arise in relation to breaches of our source code.

As we operate across various jurisdictions, both we and our subsidiaries are subject to numerous laws and obligations related to cybersecurity and data protection. As we deploy our solutions primarily for financial institutions, where security and data protection are paramount, any failure to comply with these requirements could significantly impact our business, financial condition, and results of operations.

Although we do not hold the ISO 27001 certification, which is an internationally recognized standard for information security management, we have implemented security measures designed to safeguard sensitive information effectively. Any failure to protect data due to factors like breaches, cyberattacks, or negligence could lead to reputational damage, loss of users and partners, regulatory penalties, and legal liabilities.

If we fail, or are perceived to fail, in protecting information provided by our users and commercial partners, or other confidential information, our business, financial condition and results of operations may be adversely affected.

Our business is subject to the risks of warranty claims, product returns, product liability, and product defects from real or perceived defects in our solutions or their misuse by our customers or third parties and indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Warranties are provided as part of turnkey projects ranging from three months to twelve months, based on market practices in the respective countries, and we may be subject to liability claims for damages related to errors or defects in our solutions. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and the results of our operations.

Provisions in our terms and conditions of sale do not cover our indemnification obligations, and they may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in Singapore or other countries. The sale and support of our products also entails the risk of product liability claims.

Additionally, our agreements with our commercial partners, customers, and other third parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims regarding intellectual property infringement, breach of agreement, including confidentiality, privacy, and security obligations, violation of applicable laws, damages caused by failures of our solutions, to property or persons, or other acts or omissions, or other liabilities relating to or arising from our products and services. These contractual provisions often survive termination or expiration of the applicable agreement. As we continue to grow, the possibility of these claims against us will likely increase.

If our commercial partners, customers, or other third parties we do business with make intellectual property rights or other indemnification claims against us, we will incur significant legal expenses and may have to pay damages, license fees, and/or stop using the technology found to be in violation of the third party’s rights. As such, we may also have to seek a license for the technology. However, as the relevant license required either may not be available on reasonable terms or may not be available at all, our operating expenses might either significantly increase our operating expenses or require us to restrict our business activities, respectively. This may result in the restriction of our business activities.

Further, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our products and services, which could harm our business. In addition, we may also be required to provide large indemnity obligations for our solutions. This may negatively impact our business, results of operations, and financial condition.

During the course of performing certain solution-related services and our professional services, our teams may have significant access to our customers’ networks, and we cannot be sure that any employee may not take advantage of such access, which may make our customers vulnerable to malicious activity by such employee. Any such misuse of our platforms could result in negative press coverage and negatively affect our reputation, which could result in harm to our business, reputation, and results of operations.

We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management’s time and other resources, and harm our business and reputation.

We offer our customers a limited warranty, ranging from three months to twelve months, subject to certain conditions, and our potential liability under this warranty is provided by our insurance carrier to us. Any failure or refusal of our insurance providers to provide the expected insurance benefits to us after we have paid the warranty claims would cause us to incur significant expense or cause us to cease offering this warranty, which could damage our reputation, cause us to lose customers, expose us to liability claims by our customers, negatively impact our sales and marketing efforts, and have an adverse effect on our business, financial condition, and results of operations.

We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time.

We compete in a highly competitive and rapidly evolving market. In respect of our professional services business comprising, inter alia, digital payments, cybersecurity, and our information technology infrastructure solutions business, we face competition for user growth and commercial partnerships from other technology companies in the same space.

Some of our current competitors are established players and may possess more capital, have greater brand recognition, or be able to offer a wider range of services, which they could use to gain an edge over us, including through strategic acquisitions. Further, we believe some of our current competitors, such as ACI Worldwide Inc., Fidelity National Information Services Inc., Finastra Group Holdings Limited, and Network for Electronic Transfers (Singapore) Pte. Ltd., are well established in the markets in which we operate or are planning to enter and have pre-existing relationships with the financial institutions that we offer services to, which could make it difficult for us to land contracts with our target customer base.

Moreover, we must also contend with the potential emergence of new competitors. These newcomers may enter the market with the ability to innovate and launch products and services more rapidly or better predict and meet the demands of consumers or commercial partners.

To stay competitive with both current and future competitors, we may need to invest substantial resources into innovating and refining our AI-RTE to offer greater functionality, security, and efficiency. We may also need to form strategic partnerships with established companies to leverage their brand recognition as we continue to refine our core competencies.

To increase our market share, we will also have to devote significant resources to effectively target specific regional segments and RTP initiatives. Should any of our competitors prove to be more successful in attracting and retaining users or commercial partners, our business, financial condition, and results of operations could be materially and adversely affected.

Our business comprises project-based contracts and we may be unable to secure new contracts.

Our business comprises primarily project-based contracts, and our ability to generate revenue depends significantly on our ability to secure new contracts. We operate in a competitive market where it is difficult to predict when or if we will be awarded contracts.

For the years ended December 31, 2024 and 2025, substantially all of our revenue was derived from the provision of payment, cybersecurity and digital solutions, which require us to secure new customer contracts.

There can be no assurance that we will be able to secure new contracts of a similar value or profitability, or at all. If we are unable to obtain new contracts on commercially acceptable terms, our results of operations, financial condition and prospects may be materially and adversely affected.

Our clients may delay in settlement of our bills, which may result in a material adverse impact on our business, financial condition, and results of operations.

As at 31 December 2025, our overdue trade receivables amounted to approximately S$148,990, representing 2% of our current assets. As a result, our business operations are subject to the risk of payment deferral by our clients.

Our efforts in strengthening our trade receivables collection and management may be in vain, and we cannot assure you that we will be able to fully recover the outstanding amounts due from our clients, if at all, or that our clients will settle the amounts in a timely manner. If settlements by our clients are not made in full or in a timely manner, our business, financial condition, and results of operations will be adversely affected.

The Company may encounter cost overruns or delays in its projects, which may materially and adversely affect its business, financial position, and results of operations.

The Company provides a comprehensive range of professional services such as payment, cybersecurity, and digital services and solutions to its customers on a project-by-project basis, and the terms of such projects normally require the Company to complete a project at a fixed fee.

In this connection, the Company estimates the time and cost expected to be incurred in a project in order to determine its quotations to customers. The actual time taken, and cost incurred by the Company in completing its projects may be affected by various factors, including, among others, integration with third-party suppliers’ products, technical difficulties, documentation readiness, and other unforeseeable problems and circumstances. Any one of these factors could cause delays in project completion or cost overruns.

There is no assurance that the actual time taken, and cost incurred will not exceed the Company’s estimation. Failure to meet the schedules of the projects may result in claims, other liabilities, and disputes with the Company’s customers or even termination of relevant projects. There is no guarantee that the Company would not encounter cost overruns or delays in its current and future projects. Should such problems occur, the Company’s business, financial position, and results of operations would be materially and adversely affected.

Our ability to sell our solutions is dependent on the quality of our technical support services, and the failure to offer high-quality technical support services could have a material adverse effect on our customers’ satisfaction with our products and subscriptions, our sales, and our results of operations.

Providing high-quality customer service and support is essential for fostering trust and loyalty among our commercial partners and customers. Poor customer service or inadequate support could reduce customer satisfaction, weaken our reputation, and harm our relationships with our commercial partners and customers.

After our solutions are deployed within our customers’ networks, our customers depend on our technical support services to resolve any issues relating to our solutions.

In addition to technical support, we utilize dedicated account management, training programs, and a knowledge base. However, if we do not effectively assist our customers in deploying our solutions, succeed in helping our customers quickly resolve post-deployment issues, or provide effective ongoing support, our ability to sell additional solutions to existing customers would be adversely affected and our reputation with potential customers could be damaged.

We believe many larger enterprises and financial institution customers have more complex networks and require higher levels of support than smaller customers. If we fail to meet the requirements of these larger customers, it may be more difficult to execute our strategy to increase our coverage with financial institutions.

Additionally, if we are shorthanded and do not effectively provide support to the satisfaction of our customers, we may be required to hire additional personnel and invest in additional resources. It can take several months to recruit, hire, and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with unexpected demand, particularly if the sales of our products exceed our internal forecasts.

As a result, our ability to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our solutions will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping up our support resources, our sales productivity will be negatively impacted, which could harm our revenues.

While we invest in the continuous improvement of our technological infrastructure and customer service operations, including the training and development of customer service agents, streamlining our support processes, and implementing systems for monitoring and evaluating performance, these efforts may be resource-intensive and may not guarantee the desired level of customer satisfaction. Our failure to provide and maintain high-quality support services could materially and adversely affect our business, financial condition, and results of operations.

Our current research and development efforts may not produce successful solutions that result in significant revenue, cost savings or other benefits in the near future, if at all.

Developing our solutions and related enhancements requires investment, and such investments in research and development, particularly in enhancing our AI-RTE’s capabilities for real-time payment, integration and interoperability, and security and compliance, may not result in significant design improvements or marketable solutions, or may result in solutions that are more expensive than anticipated.

The potential increase in cost could be due to factors such as the recruitment of more experienced employees in the fields of AI and machine learning, investments in high-performance computing infrastructure, access to high-quality data sets, and the regular conduct of security audits and obtaining industry-recognized security certifications.

Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. We may continue to dedicate a significant amount of resources to our research and development efforts to attain adaptability in the ever-changing software development landscape.

However, we may not receive significant revenue from these investments in the near future, if at all, or these investments may not yield the expected benefits, either of which could materially and adversely affect our business, financial condition, and results of operations.

If we continue to grow in the future and fail to manage our growth effectively, our brand, business, financial condition, and results of operations could be materially and adversely affected.

We intend to invest in infrastructure, technology, and human resources, as well as implement appropriate financial and operational controls. We believe this investment will require our ability to anticipate market trends, adapt our product and service offerings based on the needs of our commercial partners, and maintain strong relationships with commercial partners.

As our operations expand, we may face increased challenges in maintaining the quality and efficiency of our services, managing our resources, and adapting to evolving market demands, and greater risks with respect to overextension of resources, loss of strategic focus, and dilution of our company culture. Additionally, we may encounter difficulties in integrating acquired businesses, entering new markets, and navigating diverse regulatory environments.

If we are unable to manage our growth effectively, we could experience reduced user satisfaction and loss of market share, and our brand, business, financial condition, and results of operations could be materially and adversely affected.

We may need to raise additional capital to grow our business or satisfy our liquidity requirements and may not be able to raise additional capital on terms acceptable to us, or at all.

Our primary source of liquidity has been cash generated from our core operating activities. As part of our growth strategies, we expect to continue to require additional capital in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all.

Beyond our credit rating, our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	Our market position and competitiveness;
●	Our future profitability, overall financial condition, operating results, and cash flows;
●	The general market conditions for financing activities; and
●	The macroeconomic and other conditions in the relevant countries.

As we continue to grow our business or as relevant government policies change, we may not be able to rely on publicly funded loans, which could affect our ability to obtain additional financing in the future. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could materially and adversely affect our business, financial condition, and results of operations.

We may be subject to complaints, litigation, arbitration proceedings, and regulatory investigations and inquiries from time to time.

From time to time, we may become subject to complaints, litigation, arbitration proceedings, and regulatory investigations or inquiries with respect to, among other things, intellectual property, labor and employment, disputes with our commercial partners or competitors, and compliance with regulatory requirements and other matters. As our business continues to grow, we also may become subject to additional types of claims, lawsuits, government investigations, and legal or regulatory proceedings. In addition, improper, illegal, or otherwise inappropriate conduct by our users, commercial partners, content and channel partners, or other third parties could expose us to liability.

The results of any such complaints, litigation, arbitration proceedings, or regulatory investigations or inquiries cannot be predicted with any degree of certainty. Any claims against us or any of our subsidiaries, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources.

Determining reserves for pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that one or more of such proceedings could result in substantial damages, settlement costs, fines, and penalties that could materially and adversely affect our business, financial condition, and results of operations.

These proceedings could also result in sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could materially and adversely affect our business, financial condition, and results of operations. Furthermore, under certain circumstances, we may be required to incur legal expenses on behalf of our business, commercial partners, and current and former directors and officers.

Claims by others that we infringe their proprietary technology, or other rights could harm our business.

We believe companies in the payments and cybersecurity industry own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. Such third-party companies may in the future assert claims of infringement of intellectual property rights against us.

Third-parties may also assert such claims against our customers or channel partners, which our agreements may obligate us to indemnify against claims that our products and subscriptions infringe the intellectual property rights of third parties.

In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers do not own their inventions or other work product. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products.

As the number of products and competitors in our market increases and overlaps occur, infringement claims may increase. While we intend to increase the size of our patent portfolio, our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have.

In addition, litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection.

In addition, we have not registered any trademarks, and failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. A successful claimant could secure a judgment, or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, royalties, or other fees. Any of these events could seriously harm our business, financial condition, and results of operations.

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products without compensating us.

Our intellectual property is primarily grounded on the maintenance of a sturdy knowledge bank, which includes, but is not limited to, the accumulation of knowledge, skills, and experience. As the Company operates in multiple jurisdictions, the costs associated with obtaining and enforcing any trademarks may be significant.

Further, even if we have registered a trademark, there is no guarantee that such registered trademark can be renewed. Failure to renew, register, or otherwise protect any trademarks could negatively affect the value of our brand names and our ability to use those names in certain geographical areas and allow our competitors to take advantage of any lapse by using such trademarks in competition, both of which could materially and adversely affect our business, financial condition, and results of operations.

Notwithstanding the above, we may still file applications to protect aspects of our intellectual property rights, should we deem it necessary in the future. In addition, we will continue to evaluate our intellectual property strategy to determine the best course of action to protect our intellectual property rights.

Further to the above, despite the complexity of our source code and the tailored nature of our solutions and our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or subscriptions or obtain and use information that we regard as proprietary.

We generally enter into agreements, such as, inter alia, employment contracts, non-disclosure agreements, service agreements, and product agreements containing confidentiality clauses with our employees, consultants, vendors, and customers, and typically limit access to and distribution of our proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached.

We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology or proprietary information.

If we are unable to protect our proprietary rights (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that have enabled us to be successful to date.

Moreover, any changes in, or unexpected interpretations of, the intellectual property laws in any country or region in which we currently operate or may operate in the future may compromise our ability to apply for and enforce our intellectual property and proprietary rights. Such events could materially and adversely affect our business, financial condition, and results of operations.

Our ability to attract, train and retain executives and other qualified employees is critical to our business, results of operations and future growth.

We face intense competition for talent across all functional areas. Several factors contribute to the risks associated with talent acquisition and retention, including, but not limited to:

●	The necessity to offer competitive compensation packages to attract and retain skilled employees in a highly competitive market;
●	The potential loss of key employees to competitors or other industries, which could negatively impact our operations and institutional knowledge;
●	The need to invest in training and development programs to ensure our employees are equipped with the skills and expertise required to excel in their roles and adapt to the rapidly changing industry landscape;
●	The challenge of maintaining a strong company culture that fosters employee engagement, job satisfaction, and loyalty;
●	The potential impact of changes in immigration policies and regulations on our ability to hire and retain foreign talent; and
●	The need to establish and maintain strong succession planning for key executive and managerial positions to minimize the risk of disruption to our operations.

Failure to effectively manage these risks and challenges could result in a diminished ability to execute our business strategies, innovate, and respond to market demands, which could materially and adversely affect our competitive position, business, financial condition, and results of operations.

Our future international expansion could subject us to additional costs and risks, and such plans may not be successful.

Our capacity for continued growth depends in part on our ability to expand our operations into and compete effectively in new markets. Entering new markets may require significant investment in resources, including time, capital, and human resources. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

●	Recruiting and retaining talented and capable employees and maintaining our company culture across all of our offices;
●	Operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platforms and features so that they are culturally appropriate and relevant in different countries;
●	Competition from local incumbents;
●	Differing demand dynamics for our products and services;
●	Difficulties in establishing relationships with local financial institutions, regulators, and commercial partners;
●	Compliance with applicable laws and regulations, including laws and regulations with respect to privacy, intellectual property, data protection, consumer protection, anti-corruption, trade barriers, and economic sanctions, and the risk of penalties if our practices are deemed noncompliant;
●	Obtaining required government approvals, licenses, or other authorizations;
●	Varying levels of internet adoption and infrastructure;
●	Operating in jurisdictions that do not protect intellectual property rights to the same extent as other regions;
●	Foreign exchange controls and exchange rate fluctuations;
●	Political and economic instability;
●	Public health emergencies and containment measures;
●	Potentially adverse tax consequences; and
●	Higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Each market we may seek to enter presents unique characteristics and operating environments that may differ significantly from our current markets, posing challenges to the successful replication of our business model and strategies. If our international expansion efforts do not yield the desired results or if we fail to manage the risks and challenges associated with entering new markets, our brand, business, financial condition, and results of operations could be materially and adversely affected.

Acquisitions or strategic investments that we may pursue may not be successful or yield the intended benefits and could disrupt our business and harm our financial condition.

While we have not yet pursued any acquisitions or strategic investments, we may pursue acquisitions or strategic investments to enhance our business capabilities and expand our product offerings. However, such acquisitions or investments may not be successful or yield the intended benefits, and they could disrupt our business and harm our financial condition.

Acquisitions and strategic investments entail a variety of risks and challenges, including, but not limited to:

●	Difficulties in integrating the acquired business, technologies, or products into our existing operations while maintaining our company culture and values;
●	The potential loss of key employees, customers, or partners of the acquired or invested entities;
●	Inaccurate assessments of the value, potential, or synergies of the acquired or invested entities;
●	The assumption of unforeseen liabilities or contingencies related to the acquired or invested entities;
●	Potential dilution of our existing shareholders’ ownership interests and earnings per share;
●	The diversion of management’s attention from our core business operations;
●	Challenges in realizing cost savings, efficiencies, or other benefits expected from the acquisitions or investments;
●	The risk of overpaying for acquisitions or investments, resulting in impairment charges or write-downs; and
●	Difficulties in obtaining required regulatory approvals or meeting other conditions for completing the acquisitions or investments.

If we fail to manage these risks and challenges effectively, our future acquisitions or strategic investments may not contribute positively to our growth, and our business, financial condition, and results of operations could be materially and adversely affected. Furthermore, any negative publicity or perception surrounding these transactions could damage our reputation and brand, which could materially and adversely affect our ability to retain and attract users, commercial partners, and employees.

Our business could be adversely affected by natural disasters, political conflicts, or other unexpected events.

Any significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood, or significant power outage, could disrupt our operations, mobile networks, the internet, or the operations of our third-party technology providers.

In addition, any unforeseen political conflicts, such as terrorist attacks, military actions, political instability, or other catastrophic events in the jurisdictions in which we operate, could adversely affect our operations, the overall economy, and investor sentiment with respect to personal finance products. The impact of these disruptions could materially and adversely affect our business, financial condition, and results of operations.

As we grow our business, the importance of business continuity planning and disaster recovery plans will increase. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after such events, or if we fail to successfully execute those plans, our business, financial condition, and results of operations could be materially and adversely affected.

We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations. At present, we have professional indemnity insurance coverage; however, our insurance policies do not cover 100% of the costs and losses from the events they are intended to insure against.

We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage by a material amount. We also may incur costs or suffer losses arising from events for which we have no insurance coverage. There are certain losses, including, but not limited to, losses from floods, fires, earthquakes, wind, pollution, certain environmental hazards, security breaches, litigation, regulatory action, and other events for which we may not be insured, because it may not be deemed economically feasible or prudent to obtain such coverage, among other reasons.

In addition, large-scale market trends or the occurrence of adverse events in our business may increase the cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage or obtain new coverage in the future (including, but not limited to, coverage for our directors and executive officers) on commercially reasonable terms, or at all.

Any losses resulting from a lack of insurance coverage could materially and adversely affect our business, financial condition, and results of operations.

Our business is subject to legal and regulatory risks that could have a material and adverse impact on our business, financial condition, and results of operations.

As a provider of payment, cybersecurity, and digital services and solutions, we operate in a highly regulated environment and must comply with numerous laws, regulations, and guidelines governing consumer protection, data localization, data portability, cybersecurity, anti-money laundering, antitrust, foreign ownership restrictions, and other aspects of our operations.

These requirements may vary across jurisdictions, and our compliance obligations may change over time as new regulations are introduced or existing regulations are amended. There can be no assurance that our compliance efforts will be sufficient to prevent non-compliance and the associated adverse effects, and any failure to comply with applicable legal and regulatory requirements could result in fines, penalties, sanctions, litigation, or reputational damage.

In addition, non-compliance may lead to increased scrutiny from regulatory authorities and heightened expectations for future compliance, potentially increasing the costs and complexity of our operations.

Furthermore, the laws and regulations governing our business are subject to frequent changes and varying interpretations by regulatory authorities. Such changes may include more stringent licensing requirements, increased regulatory scrutiny, additional reporting obligations, or the imposition of new taxes or fees.

These changes could increase our compliance costs, restrict our ability to offer certain products or services on our platforms, require us to make significant changes to our business practices, or limit our ability to enter new markets or expand our operations. As a result, our competitive position and our ability to plan and execute our business strategies effectively could be materially and adversely affected.

Such changes may also affect the perceptions and decisions of our users and commercial partners, which could lead to reduced demand for our services or increased competition from other providers that may be subject to different regulatory requirements.

COVID-19 and other pandemics, epidemics or public health threats may adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic, its broad impact, and measures taken to contain or mitigate it have had, and may continue to have, significant negative effects on the global economy, employment levels, employee productivity, and certain aspects of the financial markets.

This, in turn, has had and may continue to have a negative impact on our users, their creditworthiness and demand for our products and services, the financial strength of our commercial partners, and our profitability, access to credit, and ability to operate our business. In particular, these effects may result in a slowdown in spending on infrastructure technology.

While COVID-19–related restrictions have largely been lifted in the markets in which we operate, measures used by government authorities to contain the spread of COVID-19 and other pandemics, epidemics, or public health threats may be implemented unpredictably and at short notice and may remain in effect for extended periods.

With the emergence and spread of new variants, we are unable to predict whether local governments will reimpose restrictive measures or the consequential impact on economies.

From time to time, our Company may require additional financing for the operations of our business, our potential businesses and products or as investments in our research and development. However, our access to and the availability of financing on acceptable terms may also be adversely impacted by pandemics, epidemics, or public health threats.

Any continuing effects of, or prolonged reemergence of, pandemics, epidemics, or public health threats could materially and adversely affect our business, financial condition, and results of operations.

Our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition, and results of operations.

Our business is dependent on maintaining a strong reputation and brand, which is crucial for attracting and retaining users and commercial partners and facilitating growth in our market share.

Maintaining our brand reputation requires continuous investment in marketing and public relation strategies, user experience and customer support, as well as a commitment to appropriate business practices and compliance with relevant laws and regulations.

However, our brand may be adversely affected by factors beyond our control, such as security breaches, incidents involving our platforms, our commercial partners, content and channel partners and other third-party service providers, negative publicity or media coverage about our Company, shareholders, commercial partners, content and channel partners and other participants in the personal finance and insurance industry, or regulatory investigations and litigation.

Additionally, our brand may be vulnerable to risks associated with rapid expansion, including the challenges of maintaining consistent quality standards and adapting to local market preferences.

Failure to maintain, protect and enhance our brand could lead to a loss of users and commercial partners, reduced user engagement and diminished market share, which in turn could have a material adverse effect on our business, financial condition, and results of operations.

We may fail to obtain, maintain, or renew the requisite licenses and approvals.

Our business may be subject to various licensing and approval requirements. However, relevant laws and regulations in certain jurisdictions, as well as their interpretations, may be unclear, which makes it difficult for us to assess which licenses and approvals are necessary for our business and to ascertain the process required for obtaining such licenses.

As such, we cannot assure you that the relevant government authorities, which often have broad discretion in interpreting and implementing these laws and regulations, will not take a contrary position. In addition, new laws or regulations may be introduced to impose additional government approval, license, or permit requirements, and there can be no assurance that we will be able to comply with these additional requirements.

In the event that we obtain licenses in the future, maintaining or renewing such licenses and approvals may require significant time and financial resources, which could divert our focus from strategic initiatives and increase our operational costs. The requirements for maintaining and renewing these licenses and approvals are complex and may be subject to change.

Further, there can be no assurance that we will be able to renew these licenses in a timely manner. Regulatory authorities also may impose conditions on our licenses or approvals, which could restrict our ability to operate or grow our business, limit our ability to attract and retain users and commercial partners, impact our competitiveness, and ultimately harm our financial performance.

Due to these factors or other circumstances beyond our control, we may fail to obtain, maintain, or renew the requisite licenses and approvals for our operations.

Failure to secure or maintain the necessary licenses and approvals may result in fines, penalties, or other sanctions. In addition, it could necessitate the modification or discontinuation of our services in certain jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

Changes in, or failure to comply with, competition laws or regulations could adversely affect us.

We are subject to competition laws in each of the markets we operate in. Our market position may subject us to heightened scrutiny from the relevant government authorities and, as such, we could be subject to fines or penalties, lose credibility with regulators, be subject to other administrative sanctions, or otherwise incur expenses and diversion of management attention or other resources if regulators choose to investigate us or determine that we have failed to make required notifications or filings under applicable competition laws.

In addition, any new requirements or restrictions, or proposed requirements or restrictions, could limit our ability to pursue future acquisitions, divestitures or combinations, cause us to re-evaluate previous acquisitions, combinations or restructurings, subject us to significant fines, penalties or antitrust allegations from third parties, or require us to modify our operations, such as limitations on our contractual relationships with our users, restrictions on our pricing models or divestiture of certain of our assets.

Such changes could materially and adversely affect our business, financial condition, and results of operations.

We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances.

Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives and agents who act or may have purported to act on our behalf. We and our employees, consultants, content and channel partners, commercial partners or other business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities.

We are also subject to the risk that we could be held liable for, or be inadvertently involved in, violations of anti-corruption laws by these parties and their respective employees, representatives, contractors and agents, notwithstanding that we do not authorize or control such activities. In addition, our activities in certain countries with high levels of corruption enhance these risks. There can be no assurance that any policies and procedures we have adopted or may adopt will be fully effective at all times.

Any violation of applicable anti-bribery, anti-corruption, anti-money laundering or countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to our reputation and brand, investigations, the imposition of significant legal fees, criminal or civil sanctions, suspension of or restrictions on our business operations, diversion of management’s attention or other adverse consequences, any or all of which could materially and adversely affect our business, financial condition and results of operations.

We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.

We operate in multiple tax jurisdictions and pay income taxes in accordance with the tax laws of those jurisdictions, and as such our tax liabilities may be uncertain. Such uncertainty could cause us to suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of applicable tax laws.

Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in tax laws in any given jurisdiction or their interpretations and changes in the geographical allocation of our income.

We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations, and how tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available.

In addition, it is possible that tax authorities in jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in those jurisdictions. There can be no assurance that our subsidiaries will not be subject to taxation in multiple jurisdictions in the future, and any such taxation could materially and adversely affect our business, financial condition, and results of operations.

We have been, and may from time to time be, subject to inquiries or audits by tax authorities in certain jurisdictions. We cannot be certain that tax authorities will agree with our interpretations of applicable tax laws or that they will resolve any inquiries in our favor.

To the extent tax authorities do not agree with our interpretations, we may seek to enter into settlements, which may require significant payments and could adversely affect our results of operations or financial condition. While we may appeal tax authorities’ determinations to the appropriate governmental authorities, we cannot be sure we will prevail.

If our appeals are unsuccessful, we may have to make significant payments or otherwise record charges that could adversely affect our results of operations, financial condition, and cash flows. Similarly, any adverse determinations by tax authorities on pending inquiries could lead to increased taxation, harm our reputation, and materially and adversely affect our business, financial condition, and results of operations.

Our management team has limited skills and experience related to managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws and regulations applicable to public companies.

Our management team may not successfully or efficiently manage the transition to operating as a public company subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws and regulations, as well as the continuous scrutiny of securities analysts and investors.

These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

RISKS RELATED TO THE JURISDICTIONS IN WHICH WE OPERATE

Our international operations subject us to increased risks, which could harm our business.

Our international operations generate a significant portion of our net revenues, representing 82% of our net revenues. Our international operations subject us to significant challenges, uncertainties, and risks, including local regulatory, licensing, reporting, and legal obligations; costs and challenges associated with operating in markets in which we may have limited or no experience, including effectively localizing our products and services and adapting them to local preferences; difficulties in developing, staffing, and simultaneously managing a large number of foreign operations as a result of distance, language, and cultural differences and in light of varying laws, regulations, and customs; differing employment practices and the existence of works councils; difficulties in recruiting and retaining qualified employees and maintaining our company culture; fluctuations in foreign currency exchange rates; exchange control regulations; profit repatriation restrictions; potential tariffs, sanctions, fines, or other trade barriers or restrictions; import or export regulations; compliance with foreign anti-bribery, anti-corruption, sanctions, anti-money laundering, and counter-terrorist financing laws and regulations; the interpretation and application of laws of multiple jurisdictions; and national or regional political, economic, or social instability.

Our international operations also may heighten many of the other risks described in this “Risk Factors” section. Any violations of the complex foreign laws, rules, and regulations that may apply to our international operations may result in lawsuits, enforcement actions, criminal actions, or sanctions against us and our directors, officers, and employees; prohibit or require us to change our business practices; and damage our reputation. There can be no assurance that our employees, contractors, or agents will not violate our policies. These risks are inherent in our international operations, may increase our costs of doing business internationally, and could materially and adversely affect our business, financial condition, and results of operations.

We are exposed to fluctuations in our operations in foreign jurisdictions, including changes in currency exchange rates and we may be subject to restrictions on foreign ownership in certain jurisdictions.

We operate across various markets in Greater Southeast Asia. Our transactions are conducted, and our financial statements are presented, in U.S. dollars (“USD”) or Singapore dollars (“SGD”). As a result, changes in the value of the USD relative to the SGD, or vice versa, could have a material impact on our financial results.

Furthermore, our operations in different jurisdictions introduce additional layers of complexity. For example, fluctuations in foreign currency exchange rates can impact the value of our revenues and expenses; global economic downturns, political and social unrest, and variations in technological infrastructure across markets can disrupt our international business and impact overall performance; and changes to regulations in specific countries may require additional compliance efforts and costs.

Fluctuations in foreign currency exchange rates, which are affected by factors beyond our control, such as changes in economic and political conditions, monetary policies, and global market trends, can be volatile and could result in increased operating costs, reduced revenue, and lower profitability.

Although we may enter into hedging arrangements from time to time, there can be no assurance that such activities will be effective in protecting us against adverse currency movements. To the extent that we are unable to manage or mitigate the risks associated with currency fluctuations, our business, financial condition, and results of operations could be materially and adversely affected.

As of the date of this annual report, we believe that our operations in Brunei and Singapore are not subject to foreign ownership restrictions insofar as we, a Singapore-incorporated company, are able to purchase land. However, government authorities have significant discretion in interpreting and implementing these laws and regulations, and there can be no assurance that the relevant authorities would take the same position as we do.

In addition, if foreign ownership laws or regulations in any of our markets, or their interpretations, render our arrangements invalid, we may face a range of consequences, including civil or criminal penalties against our subsidiaries and their shareholders, monetary penalties, restrictions or suspension of operations, and we may be required to reorganize our ownership arrangements in these markets. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Developments in the social, political, regulatory, and economic environment in Brunei, Cambodia, Malaysia, and Singapore may have a material adverse impact on us.

As of the date of this annual report, we engage external independent contractors in Cambodia and Malaysia to form our business development and engineering teams, respectively, to conduct a substantial portion of our development work. In addition, as of the date of this annual report, we engage employees in Singapore to form our core management team with a focus on the provision of our professional services.

For the year ended December 31, 2025, we generated approximately 18%, 47%, 0%, 17% and 18% of our total revenue from the Brunei, Cambodia, Malaysia, China and Singapore markets, respectively.

As a result, our business, financial condition, and results of operations may be materially and adversely affected by social, political, regulatory, and economic developments and uncertainties in Brunei, Cambodia, Malaysia, China and Singapore, including risks of war, terrorism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls, and changes in methods of taxation.

We believe there is a lack of sophistication of the regulatory landscape and customer awareness on the evaluation criteria for selection of cybersecurity service providers in Brunei, Cambodia, and Malaysia.

The regulatory frameworks and level of customer awareness in Brunei, Cambodia, and Malaysia regarding the evaluation criteria for selecting cybersecurity service providers may be less developed than in certain more mature markets.

For example, in the United Kingdom, the National Cyber Security Centre (NCSC) has implemented the IT Health Check Service (ITHC), under which only NCSC-approved companies may conduct authorized penetration testing of public sector and critical national infrastructure systems and networks. In contrast, certain markets in which we operate may have fewer formalized accreditation schemes or regulatory standards governing the assessment of cybersecurity service providers.

Although some of these jurisdictions have enacted laws intended to address cybersecurity risks and raise awareness, such regulatory frameworks may continue to evolve. In markets where detailed regulatory standards or widely recognized evaluation criteria are limited, customers may rely on their own internal assessment processes when selecting service providers.

As a result, we may face challenges in differentiating our services or leveraging our certifications and accreditations, which could materially and adversely affect our business, financial condition, and results of operations.

RISKS RELATING TO OUR SECURITIES

We have incurred and will continue to incur additional costs as a result of being a public company, which could negatively impact our net income and liquidity.

Following the completion of our initial public offering and listing on the NYSE American on October 15, 2025, we became a public company in the United States. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules and regulations implemented by the Securities and Exchange Commission and the NYSE American require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the NYSE American impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Following the completion of our initial public offering, we are a publicly listed company in the United States. As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we may need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company.

Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, mostly Singapore-based companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could materially affect our results of operations.

Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders.

Following the completion of our initial public offering, the holders of our Class B Ordinary Shares control, in the aggregate, approximately 85.6% of the voting power represented by all our outstanding shares of share capital. As a result, the holders of our Class B Ordinary Shares continue to exercise significant influence over all matters on which holders of Class A Ordinary Shares are entitled to vote, including the election and removal of directors, amendments to our amended and restated memorandum and articles of association, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and therefore have significant control over our business, affairs and policies, including the appointment of our management, through their influence over the board composition.

The directors whom the holders of our Class B Ordinary Shares are able to elect through their voting power have the authority to incur additional debt, issue or repurchase stock, declare dividends, and make other decisions that could be detrimental to stockholders.

We expect that certain members of our board will continue to be holders of our Class B Ordinary Shares. The holders of our Class B Ordinary Shares can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the holders of our Class B Ordinary Shares may have an adverse effect on the price of our Class A Ordinary Shares. The holders of our Class B Ordinary Shares may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.

The holders of our Class B Ordinary Shares, both of whom are our directors and senior officers, have the ability to control the outcome of most matters requiring shareholders’ approval, including:

●	the election of our Board and, through our Board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;
●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or disposition of assets;
●	changes to our amended and restated memorandum and articles of association;
●	our capital structure;
●	determinations with respect to our business direction and policies, including the appointment and removal of officers; and
●	our financing and dividend policy.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class A Ordinary Shares, might otherwise receive a premium for your shares.

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. In addition, we are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure), which generally are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a Cayman Islands company listed on the NYSE American, we are subject to the NYSE American corporate governance standards. However, the NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is deemed our home country, may differ significantly from the NYSE American corporate governance standards.

We plan to utilize the home country exemption for corporate governance matters, and as a result, our shareholders may be afforded less protection than they otherwise would under the NYSE American corporate governance standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” under the NYSE American corporate governance rules and, as a result, are eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

Mr. Lim Heng Hai beneficially owns approximately 44.1% of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares and is able to exercise approximately 85.6% of the total voting power of our issued and outstanding ordinary shares. As a result of Mr. Lim Heng Hai’s ownership of such voting power, we are a “controlled company” under the NYSE American Company Guide.

Because we qualify to be treated as a controlled company, we have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors consist of independent directors, the requirement that a majority of the independent directors select or recommend director nominees, the requirement that the compensation committee be responsible for determining or recommending the compensation of executive officers other than our chief executive officer, and the requirement that the compensation committee be composed entirely of independent directors.

We do not currently intend to rely on the corporate governance exemptions afforded to a “controlled company” under the NYSE American Company Guide. However, our decision not to rely on the “controlled company” exemption could change.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We could remain an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed US$1.235 billion, if we issue more than US$1 billion in non-convertible debt in a three-year period, or if the market value of our Class A Ordinary Shares held by non-affiliates exceeds US$700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30.

We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our Company of this exemption from new or revised accounting standards. Therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may be deemed a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”), or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

Based on our current and expected income and assets (including goodwill), we do not currently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets (including goodwill) at the relevant time.

In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position.

Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder and such U.S. holder may be subject to additional reporting requirements.

The market price and trading volume of our Class A Ordinary Shares may be volatile and could decline significantly, and you may not be able to resell your shares at or above the price at which you purchased them.

The stock markets, including the NYSE American, have from time-to-time experienced significant price and volume fluctuations. Although our Class A Ordinary Shares are listed on the NYSE American, an active, liquid and orderly trading market may not be sustained, and the market prices of our listed securities may be volatile and could decline significantly. In addition, the trading volumes of our Class A Ordinary Shares may fluctuate and cause significant price variations to occur.

If the market prices of our Class A Ordinary Shares decline significantly, you may be unable to resell the Class A Ordinary Shares you hold at or above the price at which you purchased them. There can be no assurance that the market prices of our Class A Ordinary Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors described in this annual report;
●	actual or anticipated differences in our estimates, or in the estimates of analysts, for the Company’s revenue, results of operations, adjusted earnings before interest, taxes, depreciation, and amortization, or “EBITDA”, cash flows, level of indebtedness, liquidity or financial condition;
●	announcements by us or our competitors of significant business developments;
●	acquisitions or expansion plans;
●	our involvement in litigation;
●	sales of our securities in the future;
●	market conditions in the industry in which we operate;
●	changes in our key personnel;
●	the trading volume of our securities;
●	actual, potential or perceived control, accounting or reporting problems;
●	changes in accounting principles, policies and guidelines;
●	other events or factors, including, but not limited to, those resulting from infectious diseases, health epidemics and pandemics (including, but not limited to, the COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events; and
●	general economic and market conditions.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research, or cease publishing research about our Company, our share price and trading volume could decline significantly.

The trading market for our Class A Ordinary Shares depends, in part, on the research and reports that securities or industry analysts publish about us and our business. We may be unable to sustain coverage by well-regarded securities and industry analysts.

If no, or only a limited number of, securities or industry analysts maintain coverage of our Company, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Class A Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly.

In the event that one or more of the analysts who cover our Company downgrade their assessment of us or publish inaccurate or unfavorable research about us, the market price and liquidity for our Class A Ordinary Shares could be negatively impacted.

Our operating results may vary significantly from period to period and be unpredictable, which could cause the market price of our Class A Ordinary Shares to decline.

Our operating results, in particular our revenues, gross margins, operating margins and operating expenses, have historically varied from period to period, and even though we have experienced growth, we expect such variation to continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

●	our ability to attract and retain new customers or to sell additional products and subscriptions to our existing customers;
●	the budgeting cycles and purchasing practices of our customers;
●	changes in customer, distributor or reseller requirements, or market needs;
●	price competition;
●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or customers and strategic partnerships entered into by and between our competitors;
●	changes in the mix of our products and support;
●	our ability to successfully and continuously expand our business domestically and internationally;
●	changes in the growth rate of the digital and cybersecurity market;
●	deferral of procurement of services from customers in anticipation of new solutions or solution enhancements announced by us or our competitors;
●	the timing and costs related to the development or acquisition of technologies or businesses or strategic partnerships;
●	lack of synergy or the inability to realize expected synergies resulting from acquisitions or strategic partnerships;
●	our inability to execute, complete or integrate efficiently any digital projects that we may undertake;
●	increased expenses, unforeseen liabilities or write-downs and any impact on our operating results from any acquisitions we consummate;
●	changes in customer penetration;
●	timing of revenue recognition and revenue deferrals;
●	insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our products and support offerings;
●	any disruption in our sales channel or termination of our relationships with important commercial partners, including as a result of consolidation among providers of security solutions;
●	the cost and potential outcomes of litigation, which could have a material adverse effect on our business;

●	future accounting pronouncements or changes in our accounting policies, including the potential impact of the adoption and implementation of new accounting standards;
●	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates;
●	political, economic and social instability caused by the Russia-Ukraine war, the Israel-Hamas war, continued hostilities in the Middle East, terrorist activities, and any disruption these events may cause to the broader global industry economy; and
●	general macroeconomic conditions, both domestically and in our foreign markets that could impact some or all regions where we operate.

Any one of the factors above, or the cumulative effect of some of the factors referred to above, may result in significant fluctuations in our financial and other operating results. This variability and unpredictability could result in our failure to meet our revenue, margin, or other operating result expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A Ordinary Shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our actual operating results may differ significantly from our guidance.

From time to time, we may release guidance in our interim results releases, interim results conference calls or otherwise regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by our management. These projections are not prepared with a view towards compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The rapidly evolving market in which we operate may make it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We may present possible outcomes as high and low ranges intended to provide a sensitivity analysis as variables change. However, actual results may vary from our guidance and the variations may be material.

The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook as of the date of release with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons. Investors are urged not to rely upon our guidance in making an investment decision regarding our Class A Ordinary Shares.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in our actual operating results being different from our guidance, and the differences may be adverse and material.

Sales of substantial amounts of our Class A Ordinary Shares in the public markets, or the perception that they might occur, could reduce the price that our Class A Ordinary Shares might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our Class A Ordinary Shares in the public market, particularly sales by our directors, executive officers and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and may make it more difficult for you to sell your Class A Ordinary Shares at a time and price that you deem appropriate.

We may also issue Class A Ordinary Shares from time to time in connection with financings, acquisitions, investments or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our Class A Ordinary Shares to decline.

Our failure to meet the continued listing requirements of the NYSE American could result in a delisting of our Class A Ordinary Shares.

If we fail to satisfy the continued listing requirements of the NYSE American, such as the corporate governance requirements or the minimum closing bid price requirement, the NYSE American may take steps to delist our Class A Ordinary Shares. Such a delisting would likely have a negative effect on the price of our Class A Ordinary Shares and would impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so.

In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Class A Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of our Class A Ordinary Shares, prevent our Class A Ordinary Shares from dropping below the NYSE American minimum bid price requirement or prevent future non-compliance with the NYSE American’s listing requirements.

Techniques employed by short sellers may drive down the market price of our listed securities.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale.

As it is in short sellers’ interest for the price of a security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to significant selling of shares in the market.

We may become the subject of short seller attacks from time to time in the future, and class actions or regulatory enforcement actions derivative of such short seller attacks or actions of a similar nature. Any such allegations may be followed by periods of instability in the market price of our Class A Ordinary Shares and negative publicity.

If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations.

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could divert management’s attention from the day-to-day operations of our Company.

Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

Our Company is obligated to maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of such internal control may adversely affect investor confidence in our Company and, as a result, the value of our securities.

Prior to our initial public offering, we operated as a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 and as of December 31,2024 and 2025, we and our independent registered public accounting firm identified one material weakness in accordance with the standards established by the Public Company Accounting Oversight Board, or “PCAOB,” namely, the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review the consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

In addition, due to our limited number of employees and resources, we may not maintain adequate segregation of duties across certain key functions, which is primarily attributable to the same underlying resource constraints described above. This limitation increases the risk of errors or irregularities in financial reporting not being detected on a timely basis.

As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness, if not remediated in a timely manner, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in our internal control over financial reporting prior to becoming a public company.

Had we performed a formal assessment of our internal control over financial reporting, or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy our identified material weakness, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring additional qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to establish a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, and (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC financial reporting requirements.

In addition, to mitigate risks arising from limited personnel resources, including constraints on segregation of duties, the Company has plans to implement compensating controls, including increased management review controls, such as independent review and approval of key transactions and journal entries by senior personnel, periodic review of bank reconciliations, vendor payments and manual journal entries by individuals independent of their preparation, implementation of dual authorization controls for payments and critical system changes, and enhanced audit committee oversight over financial reporting processes.

However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they will be fully remediated in a timely manner.

Our failure to correct the material weakness identified or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Our reporting obligations as a public company may place a significant strain on our management, resources and systems for the foreseeable future. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F.

In addition, once we cease to be an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management may conclude that our internal control over financial reporting is not effective and may identify other weaknesses and deficiencies in our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

We may be unable to timely complete our evaluation testing and make required remediation. In addition, as the applicable standards may be modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our operating results and lead to a decline in the trading price of our Class A Ordinary Shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

If our Class A Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company (“DTC”), transactions in our Class A Ordinary Shares may be disrupted.

The facilities of DTC are widely used and allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that our Class A Ordinary Shares will be eligible for deposit and clearing within the DTC system. However, DTC is not obligated to accept our Class A Ordinary Shares for deposit and clearing within its facilities and, even if DTC initially accepts our Class A Ordinary Shares, it will generally have discretion to cease to act as a depository and clearing agency for our Class A Ordinary Shares.

If DTC determines at any time that our Class A Ordinary Shares are not eligible for continued deposit and clearance within its facilities, we believe that our Class A Ordinary Shares may not be eligible for continued listing on the NYSE American and trading in the shares could be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the market price of our Class A Ordinary Shares.

Negative publicity relating to our directors, members of senior management team or controlling shareholders may adversely affect the market price of our Class A Ordinary Shares.

Negative publicity or announcements relating to any of our directors, members of senior management team or controlling shareholders may adversely affect the market perception of our Company or the market price of our Class A Ordinary Shares, whether or not such publicity is justified.

For instance, such negative publicity may arise from unsuccessful attempts in joint ventures, acquisitions or takeovers, or involvement in litigation or insolvency proceedings.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgments obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Act (Revised) and common law of the Cayman Islands.

The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands.

The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met.

For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States.

As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Our Board may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Class A Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Class A Ordinary Shares are listed or traded from time to time, our Board may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien.

Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is filed with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the NYSE American may determine to be payable, or such lesser sum as our Board may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors. Because our Class A Ordinary Shares are listed on the NYSE American, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members remain with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are conducted through the DTC systems.

Our shareholders may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, but does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association.

Our articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting.

Advance notice of not less than ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders.

A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the Company entitled to vote at such general meeting of the Company.

However, no assurance can be given that our shareholders will be able to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

We may not be able to, or we may decide not to, pay dividends, or repurchase shares at a level anticipated by our shareholders, which could reduce shareholder returns.

The extent to which we pay dividends on our Class A Ordinary Shares and repurchase our Class A Ordinary Shares in the future is at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements and such other factors as our board of directors deems relevant.

No assurance can be given that we will be able to or will choose to continue to pay any dividends or repurchase any shares in the foreseeable future, which may reduce shareholder returns.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History

Our Company, TechCreate Group Ltd, was incorporated in the Cayman Islands on July 29, 2024 under the Companies Act (Revised) as an exempted company with limited liability. We currently operate in Singapore, Brunei, China and Cambodia. Our primary core business is the provision of professional services with the sale of software licenses, maintenance licenses, and hardware.

The table below sets forth the key development milestones in our Group’s history:

Year	Milestone
2015

● TechCreate Solution Private Limited was incorporated in Singapore for the provision of payment standard and payment consultancy services.

● TechCreate Solution Private Limited assisted a Malaysian bank to participate in RTP.

2017	● TechCreate Solution Private Limited developed the RTE, a revolutionary solution that streamlines the payment process and delivers real-time confirmation, eliminating hassle for customers.
2018	● TechCreate Solution Private Limited secured its first RTE customer and integrated its payment gateway with the largest bank by assets in Southeast Asia’s operations in Hong Kong, enabling connection to HKMA FAST.
2020

● TechCreate Solution Private Limited expanded its business to provide digitalization solutions and consultancy services based on the Design-Build-Operate-Transfer model.

● TechCreate Solution Private Limited implemented its payment gateway in Vietnam and India.

● TechCreate secured a consulting role for the National Payment Project, facilitating connectivity between PromptPay and PayNow. This appointment by the Association of Banks of Singapore signifies TechCreate’s expertise in the Singaporean payments landscape.

● Building on our role as a consultant for the National Payments Project led by the Monetary Authority of Singapore (MAS), we believe TechCreate’s expertise garnered further recognition. A Southeast Asian sovereign wealth fund selected us as an advisor on a blockchain initiative involving collaboration with a global bank as well as a regional Southeast Asian bank. This project ultimately laid the groundwork for the establishment of Partior in Singapore. Today, Partior is a leading global unified ledger-based interbank network that facilitates real-time clearing and settlement of cross-border payments.

2021	● TechCreate Solution Private Limited implemented RTE as its core payment middleware for Southeast Asia’s largest bank across six countries.
2022

● TechCreate Solution Private Limited acquired Dignius Private Limited, expanding its business, with the newly formed Group providing server and cybersecurity offerings in addition to its payment and digitalization services.

● TechCreate Solution Private Limited secured a contract with a Singapore insurance corporation project for their Cash Compensation System. This system facilitates swift disbursement of insured deposits to depositors in the event of a bank failure, bolstering financial stability in Singapore. We believe our success against reputable global competitors underscores the Group’s growing expertise in FinTech.

2023

● TechCreate Solution Private Limited was awarded a payment and digitization project by Brunei’s largest telecommunications company. We believe this win highlights our expertise in driving digital transformation within the telecommunications sector.

● TechCreate Solution Private Limited’s RTE was utilized in the development of a client’s super app. We believe this utilization of the RTE showcases TechCreate Solution Private Limited’s ability to deliver comprehensive and user-friendly financial solutions as well as its commitment to innovation.

● TechCreate Solution Private Limited won an Islamic Bruneian bank’s project. We believe this win signifies our ability to deliver comprehensive financial solutions, including facilitating connections to Brunei’s National Digital Payment Hub (NDPX) in collaboration with the Brunei Darussalam Central Bank and other participating banks.

2025	● In October, the Company completed its initial public offering.The Class A Ordinary Shares began trading on the NYSE American under the ticker symbol “TCGL”.

Corporate Information

Our principal executive offices are located at 336 Smith Street, #06-303, New Bridge Centre, Singapore 050336. Our telephone number at this address is +65 6936 6354.

Our registered office in the Cayman Islands is located at Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 E. 42nd St., 18th Fl., New York, NY 10168.

Our principal website address is https://www.techcreate.com.sg/ The information contained on our website does not form part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the website of http://www.sec.gov.

4.B. Business Overview

Overview

We are a Singapore-based financial technology and digital solutions provider. Our principal business comprises (i) professional services, including payment system engine, technology consultancy and cybersecurity-related services, (ii) the sale of software and maintenance licenses, and (iii) the sale of hardware. We primarily serve customers in Singapore and other Southeast Asian markets, including Brunei and Cambodia.

OUR SOLUTIONS AND SERVICES

Our Group’s core businesses are comprised of: (1) professional services, (2) the sale of software and maintenance licenses, and (3) the sale of hardware.

We view the sale of software and maintenance licenses and the sale of hardware as complementary to our primary core business, the provision of professional services.

Our professional services business is composed of a wide variety of solutions and services, including technology consultancy services, Payment System Engine services, and cybersecurity services.

We have outlined our solutions and services as follows:

Professional Services

Technology Consultancy Services

We offer technology consultancy services to corporate clients.

Our services in information technology infrastructure, payments, cybersecurity, and digital solutions enable us to recommend and implement various technological solutions based on our clients’ requirements.

We offer the following services:

● Consulting: We offer advice to help businesses choose technology for their needs and assist in planning their technological projects.

● System Integration: We help businesses’ various software and systems function together.

● Implementation: We set up and install new software and verify that it functions correctly for businesses.

● Customization: We modify software to fit the specific needs of a business, for example, by adding custom or specialized features.

● Training: We provide tutorials, workshops, and guides to teach clients how to use software effectively.

● Technical Support: We help clients resolve issues they encounter with the software.

● Security and Compliance: We assess whether the software meets security standards and applicable regulatory requirements.

● Project Management: We coordinate and manage software-related projects to facilitate timely completion within budget.

● Maintenance: We provide regular updates, fixes, and improvements to help keep customers’ software running.

The technology consultancy services described above are generally provided in conjunction with the solution-oriented professional services outlined in the following paragraphs.

When providing technology consultancy services in conjunction with our solution-oriented professional services, we typically follow a Design-Build-Transfer-Operate (DBTO) model.

The Design-Build-Transfer-Operate (DBTO) model represents a structured approach to the conceptualization, development, deployment, and ongoing operation of systems and infrastructure.

Design Phase

We collaborate with clients to assess their requirements, taking into account technical, operational, and strategic objectives. We design a customized framework aligned with their objectives and operational needs.

Build Phase

During the build phase, we oversee the development and implementation of the solution. This involves integrating relevant technology, adhering to quality assurance procedures, and conducting testing to support functionality, scalability, and compliance with regulatory requirements.

Transfer Phase

Once the solution is operational, we facilitate the transition by providing the client with training, documentation, and support to enable the client to manage the system independently.

Operate Phase

Following the transfer phase, we may provide continued operational support, including system monitoring, maintenance, and optimization, pursuant to contractual arrangements.

This DBTO model enables our Company to deliver integrated solutions together with operational support, where applicable.

Payment System Engine Services

Transaction banking payment service middleware refers to software that acts as an intermediary layer between a bank’s internal systems and external payment networks or applications, facilitating the integration and processing of various payment services across multiple methods, including RTP and non-real-time payments such as wire transfers and ACH transfers, among others.

We develop and implement a type of transaction banking payment service middleware, namely our AI-RTE, for financial institutions to support real-time payments. The base RTE is designed to support round-the-clock banking services and is used to orchestrate omni-channel payment requirements. In addition to development and custom implementation services, we offer integration services to clients to enable them to connect their existing systems with RTP networks.

Our Payment System Engine services incorporate security measures designed to enhance the security of our clients’ RTP networks. These include encryption, multi-factor authentication, and the deployment of secure application programming interfaces (APIs) and integration protocols. We also offer compliance services to assist clients in meeting applicable regulatory requirements relating to RTP systems and processes.

Our Payment System Engine services are designed to support the handling of different transaction forms, currencies, and compliance requirements, while addressing system security, scalability, and operational efficiency.

We have also used the RTE framework to build the Compensation Payout System used by a Singapore insurance corporation, as discussed in “Business – Key Milestones – 2022”. This system is designed to facilitate the compensation of depositors if a bank fails. Under current provisions, the Singapore insurance corporation guarantees coverage of up to SGD 105,000 per depositor per insured bank. In the event of a bank’s default, depositors are entitled to receive compensation up to this limit.

The Compensation Payout System is designed to facilitate the disbursement of insured amounts in accordance with applicable regulations.

Cybersecurity Services

As an authorized partner of various cybersecurity providers, our Group assists clients with going beyond malware detection to defend their networks, infrastructure, data and assets by recommending and implementing products which anticipate and defend against cyber-attacks. These products facilitate detection, analysis, response and automated security operations with actionable alerts while maintaining data integrity and user experience.

The cybersecurity products our Group has previously recommended and implemented, through our partnerships, are as follows:

● FireEye

FireEye is a unified security platform which detects and responds to internal and advanced threats through threat intelligence, automated security operations and third-party applications on one platform.

● Google Web Risk

Google Web Risk is a threat intelligence platform that provides real-time insights into the safety and reputation of websites and URLs. Its core functionalities include safe browsing, which continuously identifies and blocks malicious websites known for phishing, malware distribution and other fraudulent activities through an updated database; URL risk evaluation, which analyzes the risk level of a URL in real time and identifies suspicious characteristics indicative of fraudulent activity; and reporting suspected malicious websites to Google for further investigation and potential inclusion in the Safe Browsing list.

● Mandiant

The Mandiant solutions our Group recommends and implements are designed to support clients in withstanding and recovering from cyberattacks.

○ Managed Defense: Mandiant Managed Defense is Mandiant’s detection and response service. It is designed to defend businesses across endpoint, network, cloud, email and operational technology by providing round-the-clock detection, human analysis and expert response. Managed Defense supports a wide array of products and vendors, from endpoint to network to cloud telemetry.

○ Incident Response Retainer: Mandiant Incident Response Retainer allows businesses to establish terms and conditions for incident response services before a cybersecurity incident is suspected. This approach is intended to facilitate timely response in the event of an incident.

● Trellix

○ Trellix XDR: Helix Connect integrates security controls from the Trellix XDR platform and third parties to enable multi-vector threat detection and prioritized responses to threat events.

○ Endpoint Security: Trellix Endpoint Security solutions apply threat intelligence and defenses across the attack lifecycle.

○ Data Security: Trellix Data Security protects sensitive and proprietary information shared on endpoints, networks, email, the web and within databases, and provides encryption protection for devices and data transfers to removable media.

○ Network Security: Trellix Network Detection and Response assists organizations in identifying and responding to network-based threats.

○ Email Security: Trellix Email Security conducts real-time analysis of URLs and attachments to identify and block suspicious emails.

● Futurex

○ Hardware Security Module (HSM) Solutions: Futurex delivers hardware security modules designed to protect sensitive data. They are FIPS 140-2 Level 3 and PCI HSM validated. Futurex HSMs handle both payment and general-purpose encryption, as well as key lifecycle management. They may be deployed on-premises, through the global VirtuCrypt cloud service, or in a hybrid model.

○ Public Key Infrastructure (PKI) Solutions: Futurex’s Public Key Infrastructure (PKI) is a framework that manages digital certificates and encryption keys to secure communication. Utilizing asymmetric encryption, PKI uses a pair of keys: the public key encrypts data, while the private key decrypts it. For digital signatures, the private key creates the signature, and the public key verifies it.

● Somansa

Somansa Data Loss Prevention (DLP) security solution is designed to help organizations in financial services, healthcare, retail, government and other industries protect sensitive company data, including intellectual property and confidential information, across cloud, on-premise and endpoint environments from leakage, and is designed to support efficient management of DLP solutions.

● NETAND

○ HIWARE Privileged Session Management for System: HIWARE Privileged Session Management for System enables the management and supervision of users by controlling access to and operations of IT infrastructure operating systems such as network and server environments, monitoring activities in real time and maintaining log records.

○ HIWARE Identity Management for System: HIWARE Identity Management for System manages user accounts across systems in an integrated manner by interfacing with a client’s HR system and automates the account and password management process.

○ Privileged Session Management for Database: HIWARE Privileged Session Management for Database grants access to personal information databases and assigns authority differentially by each user, and is designed to help mitigate the risk of information leakage through SQL audit and log records.

○ HIWARE Identity Management for Database: HIWARE Identity Management for Database collects the accounts scattered across database management systems and automatically manages account lifecycle and passwords from creation to deletion in accordance with security management policies. It provides unified and automated identity management for database management systems.

○ HIWARE Identity Management for Active Directory: HIWARE Identity Management for Active Directory was developed to reduce risks associated with manual Active Directory account management, including risks arising from human error. It automatically manages Active Directory accounts through consistent policies and a unified management cycle by linking Active Directory, human resource systems and servers.

○ HIWARE Threat Analytic: HIWARE analyzes user behavior in real time and evaluates user risk behavior based on defined parameters, enabling unusual activities to be detected in advance.

○ HIWARE Mobile One Time Password (OTP) Solution: HIWARE Mobile OTP solution delivers one-time passwords directly through mobile devices. In addition, it is designed to support compliance with security regulations concerning two-factor authentication.

Digitalization Services

As an authorized partner/distributor of Axway and Kong Software, we facilitate application security across on-premise and cloud environments for application performance.

Through providing a reliable and flexible interface between multiple business applications, we provide customers with visibility into incidents occurring across their pre-existing software systems and multiple channels.

This supports communication between business management and information technology departments. It also supports financial institutions in processing bulk transactions and managing multi-channel environments with service continuity.

The digitalization products our Group has previously recommended and implemented through our partnerships are as follows:

● Axway:

○ API Management: API Management: Axway provides comprehensive API management solutions that enable organizations to design, secure, publish and monitor APIs. This helps support connectivity between applications, services and devices.

○ B2B Integration: Axway’s B2B Integration solutions facilitate secure data exchange between businesses, supporting various standards and protocols such as EDI (Electronic Data Interchange) and AS2.

○ Managed File Transfer (MFT): Axway’s MFT solutions provide secure and compliant file transfer between systems, partners and customers, including businesses handling sensitive or large volumes of data.

○ Hybrid Integration Platform: Axway’s Hybrid Integration Platform provides an approach to integrate on-premises, cloud and third-party applications, including tools for API management, MFT and B2B integration within a single platform.

○ Digital Ecosystem Engagement: Axway provides tools and platforms that enable businesses to build and manage digital ecosystems to support collaboration with partners, customers and developers.

○ Content Collaboration Platform: Axway’s Syncplicity platform is a content collaboration solution that offers secure file sharing and synchronization across teams.

○ Operational Intelligence: Axway’s Operational Intelligence solutions offer real-time visibility into data flows and business processes, helping organizations to monitor performance and manage operations.

○ Identity and Access Management: Axway provides solutions to manage and secure user identities, access controls and authentication across various platforms and services.

● Kong Software:

○ Kong Gateway: Kong’s API gateway solution acts as a lightweight and scalable gateway to manage, secure and orchestrate APIs and microservices, supporting traffic handling, load balancing and API routing.

○ Kong Enterprise: An enterprise API platform that builds on Kong Gateway, Kong Enterprise includes features such as role-based access control (RBAC), service mesh integration, monitoring and enterprise support. It is designed for large-scale deployments and provides security and governance capabilities.

○ Kong Konnect: Kong Konnect is an API management platform supporting the API lifecycle and provides tools for designing, testing, securing and deploying APIs. It includes an interface for managing APIs across distributed environments and integrates with Kong Gateway.

○ Kong Mesh: Kong Mesh is a service mesh solution based on Kuma and Envoy, designed to manage and secure service-to-service communication across cloud, multi-cloud and hybrid environments. It includes features such as traffic control, security policies and observability and support for zero-trust networking.

○ Kong Insomnia: Kong Insomnia is a tool for API design, testing and debugging. It supports GraphQL, REST and gRPC APIs and provides capabilities such as automated testing and environment management.

○ Kong Immunity: Kong Immunity is a machine learning-based security solution designed to detect and respond to API threats. It provides real-time threat intelligence and anomaly detection to support the security of API traffic.

○ Kong Vitals: Kong Vitals is a monitoring and analytics tool integrated into Kong Enterprise, offering real-time insights into API performance, traffic patterns, and system health. It supports monitoring and management of API operations.

○ Kong Brain: Kong Brain is a tool within the Kong Enterprise suite that automates the generation of API documentation, schemas and governance rules based on API traffic to support API consistency across environments.

Cloud and Information Technology Infrastructure Services

As an authorized partner of AWS and Google Cloud, we deploy multi-cloud application services across public, private and hybrid cloud environments. The products we recommend and implement are designed to support availability, stability and responsiveness of applications infrastructure.

Our Group works with customers to assess their environment needs and supports migration to cloud-based infrastructure, including multi-cloud environments and 5G readiness initiatives. These services may also assist customers in managing operational expenses associated with hardware and maintenance.

As an authorized partner of Nutanix, Inc., we assist customers in consolidating legacy information technology systems into an integrated infrastructure-based system. This supports digital transformation initiatives and centralized management of legacy systems.

The Nutanix platform provides management capabilities within a single infrastructure-based system and is designed to support scalability across applications and departments. Our customers are able to monitor day-to-day operations and receive system alerts relating to information technology events.

As an authorized partner of Nutanix, Inc., our Group assists clients with providing and implementing the following Nutanix products:

● Nutanix Prism: Nutanix Prism is a multi-cloud management interface and a unified control plane designed to simplify management of environments running on the Nutanix Cloud Platform.

● AOS Storage: AOS Storage is designed to simplify storage management for virtual and container environments by pooling storage devices that are directly attached to a cluster of servers and presenting them to applications across a variety of storage protocols. Data is managed and protected through a distributed metadata system with fine-grained controls.

e-Invoicing Services

Through our Group’s E-Invoicing platform, we provide customers with a solution designed to support digital invoicing processes through the integration of technology and user-focused design.

Our E-Invoicing platform, powered by our RTE, is designed to support secure and standardized electronic invoicing processes. The platform automates the e-Invoicing process and is designed to support timely processing and reduce manual entry errors. This involves using APIs to connect e-Invoicing with clients’ existing systems.

Our E-Invoicing platform holds the European Union’s PEPPOL certification and supports electronic invoicing in accordance with applicable standards. The platform enables the exchange of invoices with customers’ partners through standardized processes.

E-Invoicing integrates with the Inland Revenue Authority of Singapore (“IRAS”) requirements, supporting organizations’ electronic invoices in meeting Singapore’s tax regulations. For businesses in Malaysia, E-Invoicing integrates with the Inland Revenue Board of Malaysia (“IRBM”) guidelines.

Software Licenses and Maintenance Licenses

In the course of providing our professional services, as discussed above, we also sell software licenses and maintenance licenses related to our Payment System Engine services, namely:

Real-Time Payment License

In connection with our Payment System Engine services as detailed in the section “Business” – “Our Solutions and Services” – “Payment System Engine Services”, we undertake the sale of our RTP license.

In doing so, our Group provides the necessary microservice components as building blocks for the RTE (built using open-source code) and leverages our expertise in the payment domain to design and customize the engine for our clients.

Our Group retains the licensing fees for the final RTE product for subsequent sales of this engine.

This license facilitates the provision and implementation of our AI-RTE for financial institutions to optimize Real-Time Payments.

Hardware

In the course of providing our professional services to clients, as discussed above in “Business – Our Solutions and Services – Professional Services”, we also sell a hardware product, a SoundBox Point of Sale (“POS”), which supports our payment engine and cybersecurity solutions and services.

Our POS device leverages our RTE to facilitate transaction processing with integrated security features designed to support secure payment acceptance and mitigate fraud risks, while enabling contactless functionality and operational convenience.

Unlike traditional POS systems, our SoundBox POS utilizes a central hub for data aggregation and real-time transaction processing.

This, combined with eSIM technology, enables mobility, allowing merchants to accept payments where a data connection is available.

The system supports cross-border payments, including dynamic QR codes that adapt to regional specifications such as DuitNow, PayNow and Tarus across Southeast Asia.

This reduces the need for multiple QR codes and supports regional transactions for merchants and customers.

OUR OPERATIONS

As our primary core business is the provision of professional services with the sale of software licenses, maintenance licenses, and hardware flowing from the primary core business, our operational process and project delivery framework are designed primarily for the provision of professional services but apply and are adapted on a case-by-case basis to all three of our core business areas.

Our Group’s operational process is as follows:

1.	Project Tender

Although each project tender process is different, given the niche industry we operate in, our standard project tender process is as follows:

● Prospecting and Lead Generation: We identify potential customers who could benefit from our software. This involves market research, creating buyer personas, and utilizing lead generation techniques like content marketing, social selling, or attending industry events.

● Lead Qualification: We qualify leads by assessing their Budget, Authority, Need, and Timeline (BANT) to confirm they are a good fit for our product and have decision-making power.

● Presentation and Demonstration: We showcase the value proposition of our software and solutions. We tailor our presentation to address the prospect’s specific pain points and how our product solves them.

● Objection Handling: We address prospects’ questions and concerns by providing clear explanations, data-driven ROI (Return on Investment) metrics, and success stories from similar clients.

● Negotiation and Closing: We negotiate pricing and terms that are beneficial to both parties. We enter into the Master Services Agreement with input from the Project Management Office on the high-level schedule and estimated manpower required.

● Onboarding and Customer Success: We facilitate a smooth onboarding process for the new customer and provide ongoing support to maximize their success with our software.

2.	Project Management

Once a tender is awarded, the project management office runs through the contract to understand its scope, budget, and schedule, amongst other things. The project management office then prepares for the project’s kick-off, sets up the project team and organizes the kick-off meeting.

Project planning, execution, tracking, monitoring begins and are based on the project delivery framework. This involves monthly project reporting. When the project has been executed, we include it in the project documentation depository as an organization asset.

3.	Project After-Sales Support

Once the project has been completed, it is passed to the after-sales support team to provide continued on-going support to the system and client. After-sales support includes the implementation of new patches and system upgrades as well as incident management and escalation. The after-sales support team also provides support services in accordance with the service level agreement entered into. Once the project is finished, the project will be purged from our support activity workstream.

Our Group’s project delivery framework is as follows:

1.	Project Initiation

In the initial stages of the project, we draft the commercial contracts that will be involved as well as clarify our scope of work. We also draft the stakeholders register, a list that identifies all parties who have an interest or influence in or over the project as well as their desired outcomes, role, and responsibilities. This helps project teams keep track of parties who need to be kept informed, as well as manage their expectations, and we aim to address their concerns throughout the project’s life.

2.	Project Planning

In the planning stage of the project, we come up with a requirement workshop plan and project management plan. The latter includes documenting risks, change requests, as well as quality and communication management systems we will put in place for the project. It is at this stage that the functional and technical specifications of the project will also be decided. Following such, we produce a work breakdown structure and a detailed project timeline. The project team is also set up and moves on to test the strategy and plan.

3.	Project Execution

In the execution phase of the project, the project team develops the solution(s) required. This involves setting up and configuring such solutions to our clients’ networks and conducting System Integration Testing (“SIT”) and User Acceptance Testing (“UAT”). During this phase, the project team keeps a risk, change request and issue log. Upon milestone sign-off, the project moves into its next phase.

4.	Project Monitoring and Control

During the project monitoring and control phase, we track issues and risks as well as handover the solution implemented. We also work with our clients to monitor the status of the project when implemented. At this stage, the client will verify and accept the deliverables.

5.	Project Closure

At project closure, we will deliver the project closure report to our clients, make final delivery of the solution, and bill our clients in accordance with the master service agreements (the “Master Service Agreements”) entered into. Internally, we conduct project post-mortems to go over any lessons learnt over the course of the project.

OUR CONTRACTS AND PORTFOLIO

We typically enter into Master Service Agreements with our clients. Our Master Service Agreements ordinarily take into account the entire suite of services and solutions that we provide to clients, and this may include the provision of professional services such as technology consultancy and digital solutions, as well as the sale of software and maintenance licenses and hardware, if required, as part of our bespoke solutions for the client. Therefore, depending on the client’s requirements, we may charge our clients for the provision of professional services, the sale of software and maintenance licenses and/or the sale of hardware.

Our Master Service Agreements typically include the following terms:

Payment terms

● We typically list the payment term, which is normally 30 days.

Service/Solution

● We typically list our reference for the solution, service and price.

Milestones

● We typically state the expected service milestones and phases.

Term of the agreement

● We typically state the expected term of the agreement.

QUALITY ASSURANCE

As a technology consultancy and advanced software solution provider, we believe quality assurance is a core component of our service delivery process. For our software solutions, we believe that we undertake a rigorous SIT phase to check that all systems and components are working together as expected. Following this, we proceed with UAT in collaboration with our customers. This phase is where we check that the final product meets the specific needs and expectations of the client and that all functionalities are operational before the solution goes live.

For our hardware solutions, we implement what we believe are stringent testing protocols at various stages of procurement and delivery to check that the products meet both our internal standards and the client’s specifications. These include verifying product quality, functionality, and compatibility with our software solutions.

Furthermore, we engage in continuous monitoring and post-deployment support as we strive to promptly address any issues. We believe these measures are designed to not only meet but exceed client expectations, ensuring long-term reliability and satisfaction with both our software and hardware solutions.

For example, depending on the nature of the solutions and services provided and the Master Service Agreement entered into with any given client, we provide service level software support following implementation and handover of our solutions and services. The type of support provided is categorized into three levels: Level 1, Level 2 and Level 3 software support. The type of required support arrangement that may be requested has been categorized into the above-mentioned three levels, as described below:

Level 1 Software Support:

● First Point of Contact: Level 1 support is the initial help for users with software issues. They handle basic problems and simple troubleshooting.

● Account and Password Help: Assisting with password resets, unlocking accounts, and login issues.

● Basic Software Support: Helping users with common software issues, such as installation, setup, and basic functionality.

● Application Support: Providing guidance on navigating software interfaces and resolving minor errors.

● Logging and Escalation: Documenting issues and escalating more complex problems to Level 2 support.

Level 2 Software Support:

● Advanced Troubleshooting: Level 2 handles more complex software issues that Level 1 cannot resolve.

● Software Configuration: Managing advanced settings and custom configurations within the software.

● Bug Fixes and Compatibility: Addressing software bugs, compatibility issues, and more involved application errors.

● User Training: Offering guidance on advanced features and creating helpful documentation for users.

● Incident Resolution: Ensuring that escalated software issues are resolved quickly and effectively.

Level 3 Software Support:

● Expert Problem Solving: Level 3 deals with the most complex software issues, often involving in-depth technical analysis.

● Custom Software Development: Working on customizations, developing patches, and implementing advanced features.

● System Integration: Managing the integration of software with other systems and ensuring seamless operation.

● Security and Compliance: Handling software security issues and ensuring compliance with industry standards.

● Performance Optimization: Enhancing software performance and resolving any underlying technical challenges.

● Collaboration with Development Teams: Working closely with developers to fix deep-rooted issues and add new functionalities.

Generally, if the requested support falls within Levels 1 and 2, this would be performed by the commercial partner, the customer or the local partner as the software issues in Levels 1 and 2 are easily resolved, while Level 3 is more challenging. In the event that Level 3 support is required, the Company will provide this support due to the more complex nature of the problem. We believe our support categorizations and system allow our customers to receive the support they require from us in a time and cost-efficient manner. This support system acts as one of our quality assurance measures post-implementation for our various solutions and services.

MAJOR CUSTOMERS

Our major customers, which accounted for 10% or more of our total revenue for FY 2024 and/or FY 2025 are as follows:

Customer	Services/products provided	Percentage of total revenue
		FY 2024	FY 2025
Customer A - Cambodia financial institution	HIWARE (NETAND), Trellix and Nutanix	34%	24%
Customer B - Brunei telecommunications company	RTE – Payments & eKYC	23%	9%
Customer C – Singapore insurance corporation	RTE – Payments (Compensation Payment System)	19%	9%
Customer D - Cambodia system integration company	Advance Threat Intelligent (ATI) and Trellix	11%	2%
Customer E – China financial technology company	Development of ATM Acquiring System	0%	17%
Customer F – Cambodia financial institution	Soundbox Terminal Solution	0%	14%

The general material terms of our agreements with our major customers are largely structured around service agreements, performance-based pricing models, and renewal terms that are based on mutual consent. Each of these agreements have provisions for termination, generally allowing either party to terminate with prior notice, ensuring flexibility in maintaining our customer relationships.

Although our business relies on a select group of key customers for a significant portion of our revenue, we believe that this concentration should be viewed in the context of our overall business strategy, which emphasizes strong, long-term partnerships and repeat business. As such, we continue to take steps to diversify our customer base and foster continuous collaboration with existing partners. Furthermore, we work diligently to maintain mutually beneficial relationships that are highly valued by both parties, which we believe fosters sustainability despite the concentration of revenue from a few customers. A brief summary of the material terms with our major customers are set out below:

(1) In relation to Customer A:

i. Material Agreement 1

(a) The term of the agreement lasted for 1 year, from August 31, 2023 to August 30, 2024;

(b) Termination may occur under the following circumstances:

a. with 30 days written notice;

b. failure to fulfil the obligations of the agreement;

c. in the event of force majeure; or

d. any breaches of the agreement or law which result in harm to the reputation of the other party; and

(c) Diginius Private Limited shall be liable to compensate Customer A in the event that there is a delay in the performance of service that has been agreed upon, that is caused solely by Diginius Private Limited.

ii. Material Agreement 2

(a) The term of the agreement does not specify a fixed term, commencing from April 26, 2024, and continuing in full force and effect until the disclosure or receipt of all confidential information to the parties to the Agreement including any and all data, information, documents, materials, and other information of whatsoever nature not generally known to public;

(b) Termination may occur under the following circumstances:

a. with 30 days written notice;

b. failure to fulfil the obligations of the agreement;

c. delay in the delivery and/or implementation of services not due to natural disasters for more than 15 days; or

d. any breaches of the agreement or law which result in harm to the interest or reputation of the other party;

(c) TechCreate Solution Private Limited shall be liable to compensate Customer A 0.5% of license or service price per day of delay, up to a maximum of 15% in the event that there is a delay in the performance of service that has been agreed upon, that is caused solely by TechCreate Solution Private Limited;

(d) TechCreate Solution Private Limited shall be liable to compensate Customer A 15% of the agreed amount in the event that there is a delay in the performance of service that has been agreed upon by more than 15 days, that is caused solely by TechCreate Solution Private Limited;

(e) TechCreate Solution Private Limited shall be liable to compensate Customer A 5% of the agreed amount per day of delay in the event that TechCreate Solution Private Limited cannot provide support on site or remotely more than 10 days after being notified by Customer A;

(f) TechCreate Solution Private Limited shall be liable to compensate Customer A 100% of the service items price, and an additional 10% of the agreed amount in the event that TechCreate Solution Private Limited does not comply with the supplier warranties in the agreement;

(g) TechCreate Solution Private Limited shall indemnify Customer A against any action, claim, damages, charges, and costs that the court or an arbitration tribunal finally awards or arising from or incurred by reason of any infringement or use of patents, copyrights, trade secrets or other proprietary rights of the software supplied by TechCreate Solution Private Limited;

(h) In the event that either party to the agreement does not comply with any term of the agreement, the other party reserves the right to terminate the agreement, and the breaching party must pay the other party an additional 10% of the agreed amount. Additionally, TechCreate Solution Private Limited must refund amounts paid back to Customer A; and

(i) In the event that either party terminates the agreement without complying with the provisions to notify the other party, the breaching party shall pay compensation of 10% of the products not delivered yet, and TechCreate Solution Private Limited must refund amounts paid back to Customer A.

iii. Material Agreement 3

(a) Save for the effective date of the agreement which commences on May 23, 2024, the material terms of Material Agreement 3 (including the term of this agreement) are the same as that of Material Agreement 2.

(2) In relation to Customer B:

(a) The initial term of the agreement shall be for 5 years commencing on May 14, 2020. Thereafter, upon serving notice at least 90 days before the expiration of the term, parties may extend the term for a period of 5 years at the expiry of the initial term and each further term;

(b) TechCreate Solution Private Limited is appointed as the non-exclusive supplier of any of the hardware, software, services and/ or systems to Customer B, and Customer B may sell or resell any part of the hardware or software supplied by TechCreate Solution Private Limited;

(c) Termination may occur under the following circumstances:

a. breach of any provision that fails to be cured within 14 days of receiving the notice of breach, or in Customer B’s reasonable opinion the breach cannot be cured;

b. failure to achieve the agreed upon milestones by the timeline stipulated;

c. any change of control of TechCreate Solution Private Limited;

d. any sale of 20% or more of TechCreate Solution Private Limited’s assets;

e. the deterioration of TechCreate Solution Private Limited’s financial position that in Customer B’s sole discretion TechCreate

Solution Private Limited will not be able to perform its obligations;

f. any insolvency event as agreed by parties that TechCreate Solution Private Limited suffers from;

g. any service interruptions caused by TechCreate Solution Private Limited;

h. a force majeure event that lasts for more than 120 days; or

i. with 40 days written notice;

(d) TechCreate Solution Private Limited must maintain the minimum insurance requirements set out in the agreement, and must ensure that any subcontractor is insured against all liabilities that the subcontractor is required to insure against pursuant to any applicable law;

(e) Customer B, to the extent permitted by the law, will only be liable up to a maximum of 10% of the fees due and owing under the statement of work, and expressly excludes (i) all express or implied representations, conditions, warranties, and provisions whether based in any law or otherwise that relates to the agreement but which are not contained in the agreement, and (ii) all liability arising under or in connection with this agreement for special, indirect, incidental, consequential, or punitive damages, and damages for economic loss, loss or profits, revenue, clients, bargain, goodwill, anticipated savings, use of products or equipment, software, data, or management time; and

(f) TechCreate Solution Private Limited may not assign or novate under the agreement to any third party without the prior written consent of Customer B, however, Customer B may assign or novate this agreement or otherwise deal with the benefit or right under it.

(3) In relation to Customer C:

(a) The term of this agreement shall be from December 2, 2021 to March 27, 2027, unless otherwise earlier terminated by either party in accordance with the termination provision;

(b) Termination may occur under the following circumstances:

a. with 30 days written notice;

b. upon delivery of a written notice of termination in the event of any criminal conviction of TechCreate Solution Private Limited which at the discretion of Customer C affects their business; or

c. any breach of a provision by TechCreate Solution Private Limited that fails to be cured within 21 days of written notice;

(c) TechCreate Solution Private Limited shall provide Customer C with the intellectual property rights and all other rights in the products of the services, with full title guarantee free from all third party rights even if TechCreate Solution Private Limited has to procure any such agreement from a third party at its own cost;

(d) TechCreate Solution Private Limited shall indemnify Customer C, for a period of 24 months after the system is decommissioned or Customer C ceases to procure maintenance support from TechCreate Solution Private Limited, for all liabilities, costs, proceedings, damages, and expenses awarded against, or incurred by Customer C in relation to any service that was provided in breach of the agreement, due to negligent performance, or due to failure or delay in performance of the agreement;

(e) TechCreate Solution Private Limited shall be liable for all taxes and other statutory charges arising in connection to any payments made to TechCreate Solution Private Limited, and shall reimburse and indemnify Customer C for any amount paid on behalf of TechCreate Solution Private Limited as may be required by law, as well as any costs and expenses incurred in connection therewith; and

(f) None of the parties hereto may assign or transfer its rights or obligations under the agreement to any third party without the prior written consent of the other parties.

(4) In relation to Customer D:

(a) The term of this agreement lasted for 1 year, from September 29, 2023 to September 28, 2024.

(b) As the agreement between Diginius Private Limited and Customer D comprised only an authorization letter, quotation, and purchase order, being a resale of cybersecurity software transaction with other commercial and legal terms entered into between Customer D and the cybersecurity software principal, there are no other material terms that governed the agreement between Customer D and Diginius Private Limited.

(5) In relation to Customer E:

(a)	The term of the agreement commenced on September 1, 2025 and the implementation period of the project is from September 1, 2025 to December 31, 2025;

(b)	The scope of work under the agreement includes the development of a ATM Acquiring System

(c)	Termination may occur under the following circumstances: either party may at any time and without cause, terminate the agreement by delivering to the other party a written notice of termination specifying the date of termination, provided that such a notice is furnished, unless otherwise agreed, at least 30 days prior to the termination date;

(d)	In the event that the agreement is terminated, Customer E and TechCreate Solution Private Limited shall mutually agree on the fees to be pro-rated for the services rendered (if any) up to the time of termination

(e)	TechCreate Solution Private Limited shall indemnify Customer E, for a period of 12 months after the system is decommissioned or Customer E ceases to procure maintenance support from TechCreate Solution Private Limited, for all liabilities, costs, proceedings, damages and expenses awarded against, or incurred by, Customer E in relation to any services provided in breach of the agreement, due to negligent performance, or due to failure or delay in performance of the agreement. Customer E may not recover from TechCreate Solution Private Limited, whether in contract, tort, statute or otherwise, aggregate damages in excess of one time the total fees set out in the agreement; and

(f)	TechCreate Solution Private Limited shall bear exclusive responsibility for the payment of all taxes and other statutory charges and levies.

(6) In relation to Customer F:

(a) The agreement became effective on August 20, 2025;

(b) The scope of services under the agreement includes the provision of a soundbox terminal solution, including the soundbox, virtual terminal management solution (VTMS) and MQTT (middleware);

(c) The agreement shall remain in effect until the expiry of the applicable warranty periods, subject to the termination provisions set out therein;

(d) Termination may occur under the following circumstances:

a. either party becomes insolvent, in which case the insolvent party shall use its best efforts to notify the other party in writing within 30 days;

b. TechCreate Solution Private Limited may terminate the agreement by providing at least 30 days’ prior written notice to Customer F if:

i. Customer F fails to make payment to TechCreate Solution Private Limited for more than 30 Cambodian business days after acceptance of the agreed payment milestone; or

ii. Customer F delays the project for more than 60 Cambodian business days based on the agreed project schedule without notifying TechCreate Solution Private Limited, in which case TechCreate Solution Private Limited shall not be required to refund any professional service fees;

c. Customer F may terminate the agreement by providing at least 30 days’ prior written notice to TechCreate Solution Private Limited if TechCreate Solution Private Limited fails to deliver the agreed deliverables despite the parties’ best efforts to continue the agreement, or breaches the terms and conditions of the agreement, in which case TechCreate Solution Private Limited shall refund the last professional service payment milestone, excluding the first professional service payment milestone if the project has commenced and TechCreate Solution Private Limited has initiated the initial requirement study;

(e) In all circumstances, the license fee shall be non-refundable.

Although, as of the date of this annual report our business relies on a select group of key customers for a significant portion of our revenue, we believe that this concentration should be viewed in the context of our overall business strategy, which emphasizes strong, long-term partnerships and repeat business. As such, we continue to take steps to diversify our customer base and foster continuous collaboration with existing partners. Furthermore, we work diligently to maintain mutually beneficial relationships that are highly valued by both parties, which we believe fosters sustainability despite the concentration of revenue from a few customers.

As at the date of this annual report, none of the Directors or major shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers. None of our major customers have any personal relationship with the Directors or major shareholders of our Company which would influence the award of these contracts.

MAJOR SUPPLIERS

Our major suppliers (including sub-contractors) accounted for 10.0% or more of our Group’s total cost of revenue for FY 2024 and/or FY 2025 are as follows:

Supplier	Solution provided	Percentage of total cost of revenue
		FY 2024	FY 2025
Supplier A – Cybersecurity company that provides Trellix-based cyber security solutions	Hardware, Service Support and Maintenance	13%	3%
Supplier B – Cloud-based technology solutions company	Software & License	12%	2%
Supplier C – Technology solutions company provides smart POS , QR code terminals along with related payment solutions	Hardware & Support	-	26%
Supplier D – Technology Company engaged in software development and IT implementation consulting services	Software Implementation Service and Support	-	25%

Our purchasing decisions are based on individual, transaction-based purchase orders and annual licensing agreements, rather than long-term, binding commitments, and the suppliers do not have any minimum purchase commitments under such agreements. We believe this flexible approach allows us to maintain operational agility and respond to shifting business needs without being locked into predetermined purchase volumes. Consequently, our suppliers are not contractually obliged to fulfill a fixed minimum level of business from us.

As at the date of this annual report, none of the Directors or major shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our major suppliers

COMPETITION

We operate in a competitive environment and face competition from new and existing competitors based in Singapore and elsewhere. With regard to our primary core business, the provision of professional services and in particular, our Payment System Engine services (and any related software license and maintenance license sales), we believe that our primary competitors are payments software companies serving financial institutions in Southeast Asia such as Network for Electronic Transfers (Singapore) Pte Ltd. (“NETS”), Payments Network Malaysia Sdn Bhd (“PayNet”) and 2C2P Pte. Ltd.,. These payments software companies operate in a similar space and offer software development as a service as well. We believe our competitors’ advantages include robust infrastructure, extensive global reach, and established reputations within the financial services industry. We believe their solutions are comprehensive and have been adopted by many leading financial institutions due to their reliability, scalability, and compliance with international standards.We believe our competitive edge comes from our positioning as a holistic payments, cybersecurity, and digitalization service provider with what we believe to be deep regional expertise in RTP systems such as FAST, PayNow, and DuitNow. We believe we differentiate ourselves by offering holistic solutions that integrate seamlessly with emerging technologies and prioritize flexibility over rigidity. Through strategic partnerships with innovative solution providers, we believe we address specific gaps that legacy systems often overlook, such as faster implementation cycles, customizable features, and enhanced cost-efficiency tailored to the needs of evolving markets. Further, we believe our proprietary AI-RTE has the potential to offer faster, more secure, and more efficient RTP integrations compared to our competitors. We believe our competitive edge also lies in our agility and innovative capabilities in responding to market changes as a challenger brand as opposed to more established payments software companies.

Globally, we believe major software companies such as ACI Worldwide, Inc., Fidelity National Information Services, Inc., and Finastra Group Holdings Limited to be our potential competition. While we believe ACI Worldwide, Inc., Fidelity National Information Services, Inc., and Finastra Group Holdings Limited deliver well-established systems, we believe our approach emphasizes agility and scalability, empowering financial institutions to adapt quickly to shifting demands and emerging trends. Moreover, we believe our deep expertise in areas such as ISO 20022 compliance, AI-driven analytics, and partnerships with next-generation cybersecurity providers facilitates future-readiness for our clients. Accordingly, we believe our holistic solutions, supported by partnerships with other solution providers, present an alternative to existing offerings in the market.

INSURANCE

We carry technology consultants’ professional indemnity insurance. The aforementioned insurance policies are reviewed annually to confirm that our Company has sufficient insurance coverage. Having considered the risk levels and cost of procuring insurance for certain risks associated with our business, we believe that we have taken up sufficient insurance coverage in line with industry practice and we will conduct annual reviews of such coverage and will consider taking up additional insurance if necessary.

LEGAL PROCEEDINGS

We and our subsidiaries may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. The Company has received certain inquiries from the U.S. Securities and Exchange Commission and NYSE American LLC in connection with trading activity in its ordinary shares and has responded to such inquiries.

In addition, the Company has been named as a defendant in a putative securities class action lawsuit relating to alleged disclosures in connection with its initial public offering. The Company believes the claims are without merit and intends to vigorously defend the action.

For further information regarding these matters, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.”

LICENSES

Our Group does not hold any approvals or permissions from any governmental authority to conduct its business operations (collectively, “Licenses”), and we are not required to obtain any such Licenses as of the date of this annual report. As discussed in the section “Regulations – Regulations on Cybersecurity,” the Group has confirmed that it does not require a cybersecurity service provider’s license under the Cybersecurity Act 2018 as it does not provide managed security operations center monitoring services and penetration testing services (i.e., licensable cybersecurity services) to the Singapore market.

Regulation

Our business operations are subject to various laws and regulations in Singapore. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Singapore.

Regulations on Data Protection

The Personal Data Protection Act 2012 of Singapore (the “Singapore PDPA”) governs the collection, use and disclosure of the personal data of individuals (i.e., data, whether true or not, about an individual, whether living or deceased, who can be identified (a) from that data or (b) from that data and other information to which the organization has or is likely to have access) by organizations and is administered and enforced by the Personal Data Protection Commission (the “PDPC”). It sets out data protection obligations that all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data.

Organizations are required to, among other things, (i) obtain consent from their customers and inform them of the applicable purposes before collecting, using or disclosing their personal data, unless an exception applies; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the Singapore PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale. Other obligations include accountability, retention and requirements around the overseas transfers of personal data. In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the internet, unless clear and unambiguous consent to the sending of such marketing messages to the individual’s Singapore telephone number was obtained from the individual.

Non-compliance with the Singapore PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the Singapore PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the maximum financial penalty that may be imposed is S$1 million.

Regulations on Financial Services

The Monetary Authority of Singapore (“MAS”) regulates persons who carry on the business of providing certain regulated payment services in Singapore under the Payment Services Act 2019 which came into force on January 28, 2020 (the “PS Act”). Unless excluded or exempted, a person must obtain and have in force the relevant licence to carry on a business in providing regulated payment services under the PS Act, namely, account issuance service, e-money issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service. In addition to the foregoing, the Payment Services (Amendment) Act came into force on April 4, 2024.

Under the PS Act, licensees may generally be subject to obligations relating to general approval requirements for changes of control, appointment and removal of CEOs and directors, general notification and record-keeping requirements, audit requirements, base capital requirements, anti-money laundering requirements (see below), the requirement to furnish security (for a major payment institution), the requirement to safeguard customer monies (for certain major payment institutions), and other applicable requirements. Licensees are expected to implement certain systems, processes and controls in line with the various notices and guidelines published by the MAS, including without limitation the MAS’ Guidelines on Risk Management Practices – Technology Risk applicable to financial institutions in Singapore. Non-compliance with the above could potentially result in penalties under the PS Act including revocation or suspension of the licence, civil damages claims, and criminal penalties for the respective licensee and/or its officers including fines with potential for additional amounts for ongoing non-compliance, for the duration of the non-compliance, and (in the case of officers) imprisonment, for each offence.

Regulations on Cybersecurity

The Cybersecurity Act 2018 and the Cybersecurity (Cybersecurity Service Providers) Regulations 2022 (the “Cybersecurity Act”) provides for the protection of critical information infrastructure against cybersecurity threats, the taking of measures to prevent, manage and respond to cybersecurity threats and incidents in Singapore, and the regulation of providers of licensable cybersecurity services. All providers of managed security operations centre monitoring services and penetration testing services (i.e. licensable cybersecurity services) to the Singapore market must apply for a cybersecurity service provider’s licence, regardless of whether they are companies or individuals (i.e. freelancers or sole proprietorships owned and controlled by individuals) or third-party cybersecurity service providers (“CSPs”) that provide these services in support of other CSPs. Under the Cybersecurity Act, the two main requirements that CSPs must comply with are ensuring that their key officers (i.e. any director or partner of the business entity or other person who is responsible for the management of the business entity) are fit and proper, and keeping basic records on the cybersecurity services provided for a duration of at least three years. Non-compliance with the above could potentially result in penalties under the Cybersecurity Act including revocation or suspension of the licence, criminal penalties for the respective licensee and/or its officers including fines. The Group has confirmed that it does not require a cybersecurity service provider’s licence as it does not provide managed security operations centre monitoring services and penetration testing services (i.e. licensable cybersecurity services) to the Singapore market.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”) provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Labor and Employment

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. Employers in Singapore owe a statutory obligation to contribute to a Central Provident Fund in relation to wages for employees who are Singapore citizens or permanent residents of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee. Under the Workplace Safety and Health Act 2006, every employer has a duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees and any contractors when at work.

The Central Provident Fund Act 1953 of Singapore (“CPF Act”) governs the contributions made by employers and employees into the Central Provident Fund (“CPF”). The CPF Act is administered by the CPF Board. Under the CPF Act, every employer of an employee shall pay to the CPF monthly, in respect of each employee, contributions at the prescribed rates set out in the First Schedule of the CPF Act with a prescribed portion of such contribution recoverable from the monthly wages of the employee. Where such contributions are not paid within the prescribed time period, the employer is liable to pay interest on the amount for every day the amount remains unpaid. Any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction to a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or to both. If such person is a repeat offender in relation to the same offence, such person shall be liable to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work. These measures include, among other things, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employee at work has adequate instruction, information, training and supervision as is necessary for that employee to perform his work. More specific duties imposed by the MOM on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations, which is a subsidiary legislation to the WSHA. Some of these duties include, among other things, preventing the workplace from being overcrowded and ensuring adequate ventilation of the workplace. The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

C. Organizational structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of subsidiary	Jurisdiction of Incorporation
TechCreate Group Inc	British Virgin Islands
TechCreate Solution Private Limited	Singapore
Diginius Private Limited	Singapore
TC Digital Private Limited	Singapore

The following diagram illustrates the corporate structure of TechCreate Group Ltd and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Our principal place of business is 336 Smith Street, #06-303, Singapore 050336, where we lease approximately 96 square meters of office space. Our lease will expire on 1 July 2027. We do not foresee any issues with renewing our lease agreement in the near future. However, if for whatever reason, our lease agreement is not renewed, we do not foresee any issues relocating to an alternative location in Singapore that provide similar facilities.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Intellectual Property

The success and future revenue of the Group depend, in part, on its ability to protect its proprietary know-how and intellectual property. Protecting our proprietary know-how with regard to the RTE is particularly important to our Group given our focus on our Payment System Services.

We seek to protect our intellectual property rights and know-how in Singapore and other jurisdictions through confidentiality agreements and procedures with our employees, partners and others. We generally enter into agreements such as employment contracts, non-disclosure agreements, service agreements and product agreements containing confidentiality clauses with our employees, consultants, vendors and customers, and implement internal procedures designed to limit access to our proprietary information and restrict its unauthorized disclosure.

Unlike physical products or publicly accessible technologies, our solutions are built upon proprietary source code that is not publicly available. The complexity of our source code, combined with the tailored nature of our solutions, may make it more difficult for third parties to duplicate or use our products without authorization.

As discussed in the section “Risk Factors – Risks Related to Our Business and Industry – Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products without compensating us”, our strategy toward maintaining and protecting our proprietary know-how and intellectual property focuses on maintaining a comprehensive knowledge repository. This repository comprises accumulated expertise, skills and experience in solution development, grounded in our in-house innovations and know-how.

Whilst we have considered filing various patent applications for aspects of our solutions, we have decided against this for the time being for the following non-exhaustive reasons:

(1) Resource Intensive Process: The process of obtaining patent protection is expensive and time-consuming, and we may not be able to pursue all necessary or desirable patent applications for aspects of our solutions at a reasonable cost or in a timely manner.

(2) Flexibility in Development: The core banking systems of financial institutions and the payment products offered by them vary significantly. By building and utilizing our knowledge repository, we are able to maintain flexibility and tailor our solutions to the specific systems and requirements of our clients.

(3) Market Practice Variability: The market practice for the protection of proprietary rights differs across jurisdictions, which may make it challenging and resource intensive to register our intellectual property and seek comprehensive protection across multiple jurisdictions.

(4) Confidentiality as a Competitive Consideration: By keeping certain aspects of our solutions confidential, we seek to preserve our competitive positioning in a dynamic and evolving market.

Given these considerations, we emphasize the protection of our intellectual property through confidentiality and internal control measures rather than reliance on patent filings. However, the Group remains open to exploring opportunities to register intellectual property related to its RTP solutions and services as and when appropriate in light of strategic and operational considerations.

As of the date of this annual report, the Group has two registered domain names and has not registered any trademarks or patents in Singapore.

As of the date of this annual report, we are not involved in any material proceedings relating to intellectual property rights and have not received notice of any material claims of infringement that are threatened or pending, in which we may be involved either as a claimant or respondent.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition, changes in financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in “Item 3. Key Information—D. Risk Factors” and the section titled “Cautionary Note Regarding Forward-Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this annual report.

5.A. Operating Results

Overview

TechCreate Group Ltd. is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations via our operating subsidiaries in Singapore. We are a technology consultancy and advanced software solution provider offering a comprehensive range of payment, cybersecurity, and digital services and solutions. We serve large institutions, primarily financial institutions and telecommunication companies, by providing them with payment, cybersecurity, and digital solutions such as the development of RTE, RTP, API management and other services, including cybersecurity defense, IT infrastructure, and cloud services. Our key markets comprise customers based in four countries, namely, Singapore, Brunei, China and Cambodia. In addition to strengthening our presence in these regions, we are actively exploring expansion opportunities into Asia Pacific, and the United States of America to further diversify our market reach and drive growth.

Factors affecting our performance

Factors affecting our financial condition and results of operations include the following:

Our ability to retain existing commercial partners and customers

Our ability to maintain our existing commercial partners’ and customers’ trust in our services and product offerings is primarily affected by the following factors:

● our ability to maintain commercial partners’ and customers’ user experience and the quality of services and products provided through our systems;

● the breadth of offerings of our services and products and their efficacy in addressing our commercial partners’ and customers’ needs and meeting their expectations;

● the reliability, security and functionality of our systems;

● our ability to adopt new technologies or adapt our technology infrastructure to changing user requirements or emerging industry standards;

● the strength of our consumer protection measures; and

● our ability to increase brand awareness among existing and potential commercial partners and customers through various marketing and promotional activities.

Our ability to manage the growth of our business and operations or implement our business strategies on schedule or within our budget

Our business has become increasingly complex in terms of both the type and scale of business we operate. Our ability to successfully execute our plans, including the development of new platforms and other offerings in the payments technology industry, marketing and branding initiatives, and obtaining and maintaining compliance with applicable laws and regulations in Singapore and other jurisdictions in which we operate, will significantly impact our financial condition and results of operations.

Our ability to price our products and services or manage our costs effectively

We are subject to risks of rising business costs due to, among other factors, tight labor market conditions for skilled personnel. Our ability to appropriately price our services and manage our operating costs will affect our profit margins and overall financial performance.

Fluctuations in exchange rates

We operate in multiple markets, which exposes us to fluctuations in foreign currency exchange rates, as we report our financial results in Singapore dollars. Significant fluctuations in foreign exchange rates, particularly where we are unable to pass on increased costs to customers, may materially and adversely affect our financial condition and results of operations.

Growth arising from our strategic partnerships

We may pursue strategic partnerships that complement and enhance our existing capabilities and technology offerings. The contributions, experience and networks of our partners may have a direct impact on our operational performance and financial results.

Results of Operations

Comparison of Years Ended December 31, 2025, 2024, and 2023

	For Years Ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% Change	% Change
Revenue	4,772,866	3,104,324	2,879,645	54%	8%
Cost of revenue	(3,019,959)	(2,210,508)	(1,460,778)	37%	51%
Gross profit	1,752,907	893,816	1,418,867	96%	(37)%

Selling and distribution expenses	(499,694)	(786,428)	(704,128)	(36)%	11%
Research and development expenses	-	-	(7,000)	-	(100)%
General and administrative expenses	(2,237,593)	(976,411)	(754,802)	129%	30%
Loss from operations	(984,380)	(869,023)	(47,063)	13%	1747%

Other income (expense)
Other income, net	27,571	30,828	52,375	(11)%	(41)%
Interest expense	(52,061)	(41,952)	-	24%	100%
Total other income (expenses)	(24,490)	(11,124)	52,375	120%	(121)%
Income/ (loss) before income tax	(1,008,870)	(880,147)	5,312	15%	(16669)%
Income tax expense	(62,041)	(132,679)	(200,107)	(53)%	(34)%
Net loss	(1,070,911)	(1,012,826)	(194,795)	6%	420%

Revenue

For the years ended December 31, 2025, 2024 and 2023, we derived our revenues from the provision of professional services, sale of software licenses and maintenance licenses, sale of hardware solutions and provision of hosting and supporting service. Our breakdown of revenues for the years ended December 31, 2025, 2024 and 2023, respectively, is summarized below:

	For Years Ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% Change	% Change
Revenue:
Provision of professional services	2,519,438	1,223,782	608,327	106%	101%
Sale of software licenses and maintenance licenses	1,095,135	1,844,082	2,246,408	(41)%	(18)%
Sale of hardware solutions	1,158,293	-	5,910	100%	(100)%
Provision of hosting and supporting service	-	36,460	19,000	(100)%	92%
Total revenue	4,772,866	3,104,324	2,879,645	54%	8%

Total revenue increased by approximately S$1,668,542, or 54%, to approximately S$4,772,866 for the year ended December 31, 2025 from approximately S$3,104,324 for the year ended December 31, 2024.

Revenue derived from the provision of professional services increased by approximately S$1,295,656 or 106% to approximately S$2,519,438 for the year ended December 31, 2025 from approximately S$1,223,782 for the year ended December 31, 2024. The increase was primarily attributable to the addition of new clients and projects during the year, which contributed to higher revenue generation. The growth also reflects increased activity under newly secured contracts, resulting in a greater volume of deliverables completed and recognized as revenue during the period.

Revenue derived from the sale of software licenses and maintenance licenses decreased by approximately S$748,947 or 41% to approximately S$1,095,135 for the year ended December 31, 2025 from approximately S$1,844,082 for the year ended December 31, 2024. The decrease was primarily attributable to the Company’s continued strategic focus on expanding its professional services offerings. As a result, software licenses and maintenance, which complement our professional services, represented a smaller proportion of total revenue, while professional services accounted for a larger share of revenue during the year.

Revenue derived from the sale of hardware solutions increased by approximately S$1,158,293 or 100% to approximately S$1,158,293 for the year ended December 31, 2025 from approximately S$Nil for the year ended December 31, 2024. This increase was primarily attributable to the Company’s renewed strategic focus on this segment, including the deployment of dedicated key personnel to strengthen and expand its hardware solutions offerings. These efforts resulted in increased activity in this segment and higher revenue recognized from hardware solutions during the year.

Revenue derived from the provision of hosting and supporting service decreased by approximately S$36,460 or 100% to approximately S$Nil for the year ended December 31, 2025 from approximately S$36,460 for the year ended December 31, 2024. The decrease was primarily attributable to the completion of prior period customer engagements and the absence of new hosting and support service contracts during the year, as well as the Company’s continued focus on its core professional services offerings. As a result, no revenue was recognized from this segment in 2025.

Cost of revenues

Cost of revenue for the years ended December 31, 2025 and 2024 was approximately S$3,019,959 and S$2,210,508 respectively, representing an increase of 37%. The increase was primarily attributable to higher contractor service fees and higher costs associated with third-party hardware solutions, reflecting increased activity in this segment and in line with the growth in revenue during the year. Cost of revenue consists primarily of contractor fees, AWS cloud and service expenses, third-party software licenses and hardware-related costs.

Our breakdown of cost of revenues for the years ended December 31, 2025, 2024 and 2023, respectively, is summarized below:

	For Years Ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% Change	% Change
License, Service support, Hardware solutions and maintenance	(3,019,959)	(2,210,508)	(1,460,778)	37%	51%

Gross profit

Gross profit for the year ended December 31, 2025 amounted to approximately S$1,752,907 as compared to gross profit of approximately S$893,816 for the year ended December 31, 2024. Gross profit margin was approximately 37% and 29% for the years ended December 31, 2025 and 2024, respectively. The increase in gross profit margin was mainly due to higher revenue during the year relative to cost of revenue, driven by increased revenue from professional services and hardware solutions, partially offset by increased contractor service fees and costs associated with third-party hardware solutions.

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses and general and administrative expenses.

	For Years Ended December 31,
	2025	2024	2023	2025 to 2024	2024 to 2023
	S$	S$	S$	% Change	% Change
Operating expenses:
Selling and distribution expenses	(499,694)	(786,428)	(704,128)	(36)%	12%
Research and development expenses	-	-	(7,000)	-	(100)%
General and administrative expenses	(2,237,593)	(976,411)	(754,802)	129%	29%
Total	(2,737,287)	(1,762,839)	(1,465,930)	55%	20%

Selling and marketing expenses

Selling and marketing expenses for the years ended December 31, 2025 and 2024 amounted to approximately S$499,694 and S$786,428, respectively, representing a decrease of approximately S$286,734 or 36%.The decrease was primarily attributable to lower sponsorship and traveling expenses during the year, as compared to the prior year when higher costs were incurred in connection with exhibitions, customer outreach and market expansion activities.

Research and development expenses

We didn’t incur any research and development expenses for the years ended December 31, 2025 and 2024 because our product development activities during those periods were not material.

General and administrative expenses

General and administrative expenses for the years ended December 31, 2025 and 2024 amounted to approximately S$2,237,593 and S$976,411, respectively, representing an increase of approximately $1,261,182 or 129%. The increase was primarily attributable to higher employee-related costs, reflecting the Company’s efforts to support its growth and expansion, including the full-year impact in 2025 of certain employees hired during 2024 as compared to a partial period in the prior year, as well as costs associated with various corporate-related activities, and increased professional fees primarily driven by post-IPO strategic initiatives and legal and compliance costs.

Other income

Other income amounted to approximately S$27,571 and S$30,828 for the years ended December 31, 2025 and 2024, respectively, representing a decrease of approximately S$3,257 or 11%.

Interest expense

Interest expense amounted to approximately S$52,061 and S$41,952 for the years ended December 31, 2025 and 2024, respectively, representing an increase of approximately S$10,109 or 24%. The increase in interest expense was primarily attributable to the full-year recognition of interest on working capital loans obtained in 2024, as compared to a partial period in the prior year, partially offset by the settlement of one loan in November 2025.

Income tax expense

Income tax expenses for the years ended December 31, 2025 and 2024 were approximately S$7,600 and S$(1,744), respectively, representing an increase of approximately S$9,344. The increase was primarily attributable to the absence of an over-provision of income tax recognized in the prior year, which resulted in a tax credit in 2024, as well as tax expenses recognized in the current year.

Withholding tax for the years ended December 31, 2025 and 2024 was approximately S$54,441 and S$134,423, respectively, representing a decrease of approximately S$79,982 or 60%. The decrease was primarily attributable to a higher proportion of revenue not subject to withholding tax during the year, resulting in a lower withholding tax expense compared to the prior year.

Net loss

As a result of the foregoing, our net loss amounted to approximately S$1,070,911 and S$1,012,826 for the years ended December 31, 2025 and 2024, respectively.

5.B. Liquidity and Capital Resources

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Cash flow from operations and capital contributions have been utilized to finance the working capital requirements of the Company. For the year ended December 31, 2025, the Company had negative cash flow from operating activities of S$5,031,822 (US$3,913,074). The Company’s working capital was positive S$9,117,586 (US$7,090,432) as of December 31, 2025. The Company had S$7,370,340 (US$5,731,659) in cash and cash equivalents, which was unrestricted as to withdrawal and use, as of December 31, 2025.

On October 15, 2025, the Company completed its initial public offering, in which it issued 2,550,000 Class A Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds of US$10.2 million before deducting underwriting discounts and expenses. In addition, the underwriters exercised their over-allotment option to purchase an additional 382,500 Class A Ordinary Shares at a price of US$4.00 per share, resulting in additional gross proceeds of approximately US$1.5 million.

We believe that our existing cash and cash equivalents, together with the net proceeds from our initial public offering, will be sufficient to meet our working capital, capital expenditure and other liquidity requirements for at least the next 12 months.

Our future capital requirements may differ materially from those currently planned and will depend on various factors, including our rate of revenue growth, the timing and extent of investments, expansion of sales and marketing activities, international expansion, and general economic conditions. To the extent that our existing and anticipated sources of liquidity are insufficient, we may seek additional equity or debt financing. The issuance of additional equity could result in dilution to existing shareholders, while debt financing would increase our debt service obligations and may include restrictive covenants that could limit our operational flexibility.

Cash flow summary

	For Years Ended December 31,
	2025	2025	2024	Increase/(Decrease)
	US$	S$	S$	S$	%
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	937,826	1,205,951	997,846	208,105	21%

Net cash used in operating activities	(3,913,074)	(5,031,822)	(1,286,364)	(3,745,458)	291%
Net cash used in investing activities	(4,551)	(5,852)	(7,848)	1,996	-25%
Net cash generated from financing activities	8,635,569	11,104,478	1,510,164	9,594,314	635%
Effects of changes in foreign exchange of cash	75,889	97,585	(7,847)	105,432	-1344%
Net increase in cash and cash equivalents	4,793,833	6,164,389	208,105	5,956,284	2862%

Cash and cash equivalents at the end of the year	5,731,659	7,370,340	1,205,951	6,164,389	511%

Net cash used in operating activities

For the year ended December 31, 2025, cash used in operating activities was approximately S$5,031,822. This consisted of net loss of approximately S$1,070,911, adjusted for non-cash items of approximately S$157,400 and net changes in operating assets and liabilities of approximately S$4,118,311. Non-cash items primarily consisted of depreciation of approximately S$7,813, operating lease expense of approximately S$42,256, interest for working capital loans of approximately S$52,061 and share based compensation approximately S$55,270.

For the year ended December 31, 2024, net cash generated from operating activities was attributed to the net loss of S$1,012,826, as adjusted for non-cash items, including depreciation, interest for working capital loans and operating lease expense, totaling S$91,293. This was offset against net cash inflow arising from the net change in operating assets and liabilities of S364,831.

Net cash used in investing activities

For the year ended December 31, 2025, net cash used in investing activities amounted to approximately S$5,852, which mainly consisted of the purchase of computers.

For the year ended December 31, 2024, net cash used in investing activities amounted to approximately S$7,848, which mainly consisted of the purchase of computers.

Net cash generated from financing activities

For the year ended December 31, 2025, net cash generated from financing activities amounted to approximately S$11,104,478, primarily consisting of proceeds from the issuance of shares, net of issuance costs of S$11,680,275 and amount due to shareholders of (S$14,405). This was partially offset by repayment of working capital loans of S$561,392.

For the year ended December 31, 2024, net cash generated from financing activities amounted to approximately S$1,510,164 which primarily consisted of S$1,241,740 from the issuance of shares, amount due to shareholder of S$7,964 and S$850,000 from working capital loans. This was offset against the working capital loans repayment of S$131,822 and deferred offerings costs of S$457,718.

Indebtedness

On April 26, 2024, a subsidiary of the Company, DPL, obtained a long-term working capital loan from a financial institution in the amount of S$500,000. The loan bore a fixed interest rate of 8.0% per annum. This loan was fully repaid in November 2025.

On May 2, 2024, another subsidiary of the Company, TSPL, obtained a long-term working capital loan from a financial institution in the amount of S$350,000. The loan bears a fixed interest rate of 7.75% per annum and is repayable in monthly instalments over its term. As of December 31, 2025, the outstanding balance of this loan was approximately S$253,409.

Contractual Obligations and Contingencies

Lease commitments

The Company determines whether a contract contains a lease at inception. In accordance with U.S. GAAP, leases are classified as either operating or finance leases for financial reporting purposes. The classification is determined at the commencement date and the lease term includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of such options is reasonably certain and periods covered by options to terminate the lease when it is reasonably certain that the Company will not exercise such options.

The Company’s operating lease right-of-use assets are primarily related to office lease agreements with lease terms of three years. The lease agreements do not contain any material residual value guarantees or restrictive covenants. The Company has elected not to recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less.

As of December 31, 2025, the Company had commitments under operating lease arrangements for office premises entered into by its subsidiaries, DPL and TSPL, with lease terms of up to three years. The Company is committed to pay total future lease payments of approximately S$45,787 under these arrangements.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, including legal proceedings and claims arising out of its business, covering a wide range of matters, such as government investigations and tax matters. In accordance with ASC No. 450-20, Loss Contingencies, the Company records accruals for such contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

On March 24, 2026, the Company was named as a defendant in a putative securities class action lawsuit relating to alleged disclosures in connection with its initial public offering. The Company believes the claims are without merit and intends to vigorously defend the action. As of December 31, 2025 and through the date the consolidated financial statements were available to be issued, the Company has not been formally served with the complaint. At this stage, the Company is unable to reasonably estimate the possible loss, if any. Accordingly, no provision has been recognized in the consolidated financial statements.

5.C. Research and Development, Patent and Licenses, etc

We intend to invest in our research and development efforts to enhance our proprietary AI-powered real-time transaction engine (“AI-RTE”) and to develop a comprehensive suite of real-time payments (“RTP”) solutions.

In enhancing the AI-RTE, we intend to utilize the AI-RTE to offer additional features designed to:

●	support real-time fraud detection and prevention intended to reduce financial risks for financial institutions (“FIs”) and their customers;

●	incorporate predictive analytics aimed at improving transaction processing efficiency and scalability;

●	generate data-driven insights to assist FIs in tailoring their RTP offerings to evolving customer needs;

●	enable risk scoring and identity verification processes intended to support onboarding and security; and

●	enhance data privacy and security features, including technologies such as federated learning, to improve data privacy within the AI-RTE.

In expanding our current suite of digital solutions, we intend to develop and offer:

●	solutions designed to support FIs in addressing evolving RTP regulatory requirements;

●	customer onboarding and training solutions intended to facilitate integration processes for FIs; and

●	data analytics and reporting tools to provide insights into RTP transactions.

We also intend to leverage open banking, which allows third-party providers to access and use consumer financial data through application programming interfaces (APIs), to expand our suite of solutions that enable secure and efficient RTP within FIs’ existing software infrastructure. In this regard, we intend to:

●	develop solutions that utilize open banking APIs to enable RTP within existing FI ecosystems; and

●	work with FIs in connection with compliance with evolving open banking regulations.

To support our research and development efforts, we intend to recruit AI engineers, data scientists, and machine learning specialists; invest in computing infrastructure to support the development of AI models; acquire datasets for training AI algorithms; implement data management practices; and conduct security audits and pursue industry-recognized security certifications to enhance security within the AI-RTE.

See “Item 4. Information on the Company – 4.B. Business Overview - – Intellectual Property of this annual report.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 2 to our consolidated financial statements included elsewhere in this report for additional information on our critical accounting estimates and policies.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Directors and Executive Officers	Age	Position/Title
Lim Heng Hai(1)(2)(3)	47	Chairman of the Board, Chief Executive Officer
Ng Ling Soon	52	Director, Chief Information Officer
Ling Wee Seng(1)(3)	64	Independent Director
Masayuki Tagai(1)	64	Independent Director
Jim Northey(2)(3)	66	Independent Director
In Weiyee(2)	60	Independent Director
Sibil Thomas	47	Financial Controller cum Chief Accounting Officer

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nomination Committee

Lim Heng Hai

Mr. Lim is the Chairman of our board of directors and our Chief Executive Officer. He was appointed to our Board on July 11, 2025. His responsibilities include executive management of the Group’s strategy, innovation, finances, and regulatory compliance.

Mr. Lim has been the Chief Executive Officer of TechCreate Solution Private Limited since its incorporation in March 2015 and is responsible for providing strategic leadership and vision, managing stakeholders through building and maintaining strong relationships and driving its innovation and product development.

Mr. Lim has also served as a Director of Orange Pay Pte. Ltd. from December 2015, a payments enabler and BPMN engine provider. Mr. Lim also currently holds a Director position at Teravin International, one which he has held since December 2015, a Company which specializes in digital solutions for FIs. Between July 2018 and February 2020, Mr. Lim occupied positions as Group Chief Technology Officer and Technology Advisor at ADERA Global where he was responsible for overseeing the development and implementation of innovative technologies, driving digital transformation initiatives, and ensuring the integration of cutting-edge solutions to enhance operational efficiency and competitive advantage across the organization. Mr. Lim has also previously held positions at Banking Computer Services as a Projects and Products Manager from 2002 to 2009 and as a Project Director from 2011 to 2014, SingTel as a Business Development Manager from 2009 to 2010, and DBS Bank as IBG-Digital from 2016 to 2017, where he was responsible for the corporation’s digital integration projects.

Mr. Lim graduated from Nanyang Technological University with a Bachelor of Business Studies in Banking in 2000. Mr. Lim obtained a Master of Science in Information Technology from the University of Portsmouth in 2010. Mr. Lim has also been a certified Project Management Professional with the Project Management Institute since 2013. He served as the Vice Convenor of the ISO 20022 Payment Standard Evaluation Group in Singapore in 2016, was its Convenor in 2018, and has been a member of the ISO 20022 Registration Management Group since November 2015. Mr. Lim also serves as the Chairman of the eFinancial Services Technical Committee (eFSTC), a position appointed by Singapore’s Enterprise Singapore.

Ng Ling Soon

Mr. Ng has been our Chief Information Officer since October 1, 2024. He was appointed to our Board on July 11, 2025.

Mr. Ng has more than 20 years of experience in technology solutions, with industry specialization in the banking and finance. He has managed large scale infrastructure and application projects, including Regional Data Centre consolidation, Core Banking System, and Branch Teller System, among others.

Mr. Ng was previously the Client Delivery Lead, Client Service Unit (Financial Service Industry) at NCS Pte. Ltd, the largest system integrator in Singapore and Southeast Asia, from 2022 to 2024. He also served as the Director of MOHH Entities Technology Services at Integrated Health Information Systems, the technology agency for Singapore’s public healthcare sector.

Mr. Ng has held various roles at OCBC Bank from 1997 to 2013, including Head of IT Platforms Support, E-Channels Manager (Consumer Banking) and Program Manager (Mega Projects). He later served as Chief Technology Officer at NETS Solutions Pte Ltd from 2013 to 2018, and as Chief Operating Officer at InfoCorp Technologies Pte. Ltd from 2018 to 2022.

Mr. Ng graduated from the National University of Singapore with a Bachelor of Engineering (Mechanical) in 1997.

Ling Wee Seng

Mr. Ling has serverd as an independent director of the Company since September 30, 2025. Mr. Ling has had over 20 years of experience in the technology solutions industry working across industry sectors such as Finance, Transportation, Supply Chain, and Manufacturing. Mr. Ling was the head of business transformation at NTT Data Singapore Pte. Ltd. from 2019 to 2022 where he oversaw business development and growth and a managing director at BCS Information Systems Pte. Ltd., a company which successfully delivered FAST (Fast And Secure Transfer), GIRO (General Interbank Recurring Order) and MEPS+ (Monetary Authority of Singapore Electronic Payment System) for Singapore’s financial infrastructure from 2014 to 2015. Mr. Ling has had held roles such as Principal at IBM Business Management Services, Senior Vice President at EcNet, Director of the Manufacturing Industry at HP (Asia Pacific), Group Managing Director at Infowave Pte Ltd (Asia Pacific), and Managing Director at Disys (Asia Pacific).

Mr. Ling graduated from the German Singapore Institute with a Diploma in Production Technology in 1984.

Masayuki Tagai

Mr. Tagai has served as an independent director of the Company since September 30, 2025. Mr. Tagai is a highly regarded expert in financial messaging standards, cross-border payments, and transaction banking modernization, with over 25 years of leadership experience across global financial institutions and standard-setting bodies. His scope of expertise spans ISO 20022 implementation, real-time payments infrastructure, and financial market structure governance. Mr, Tagai is the Representative Director and Lead Counselor of SAVEMERI, a Japanese non-profit organization dedicated to advancing international financial standards and market practice enhancements, a position he has held since Feb 2025. In his role at SAVEMERI, Mr. Tagai collaborates with central banks, regulatory authorities, financial institutions, and industry groups to drive the adoption of next generation technology and payment standards in line with regulatory compliance frameworks.

Previously, Mr. Tagai served as Managing Director, Industry Issues Executive (APAC) at JPMorgan Chase in the Payments division where he was responsible for industry issues including global standards and market practice development in Asia Pacific through interaction with relevant industry associations, market infrastructures and public policy authorities, a position he had held since 2019. His work has been instrumental in driving underlying business practices towards the industry’s transition to ISO 20022-based payments and enhancing data capabilities for financial institutions.

Prior to payments market industry governance, Mr. Tagai served as Managing Director, Global Market Infrastructures where, he oversaw financial market infrastructure membership risk in APAC and led critical industry-wide initiatives focused on payment standardization, interoperability, and regulatory alignment across the Asia-Pacific region. Prior to joining JPMorgan Chase, Mr. Tagai was with the Bank of Tokyo-Mitsubishi UFG where he was the Chief Manager, Corporate Responsibility from August 2000 to December 2005, and later, the Chief Manager of Global Network Management from January 2006 to December 2009. In his roles at the Bank of Tokyo-Mitsubishi UFG, he oversaw the bank’s global network, including managing relationships with Nostro agents, Custodians, Clearing Houses, Brokers, E-platforms, and Exchanges, facilitating smooth cash, custody, clearing, and execution processes by putting standards as the backbone.

Since 2015, Mr. Tagai has represented Japan at the ISO 20022 Registration Management Group (RMG), the governing body responsible for the running of ISO 20022 financial messaging standards implementation globally. He was elected as Convenor of the RMG in March 2021, where he continues to lead international efforts to ensure effective adoption and implementation of ISO 20022 across financial institutions, payment networks, and market infrastructures. Mr. Tagai has also collaborated with the Bank of Japan (BoJ) on industry discussions and participated in high-level policy forums on financial messaging and wholesale payment modernization. His insights have been featured at key industry events, including SWIFT, G20 financial working groups, and central bank forums, where he has provided strategic guidance on regulatory priorities and cross-border payment innovation.

Mr. Tagai dedicates his professional skills and available time for volunteering in humanitarian efforts when and where possible. He has been a volunteer with the Japanese Red Cross Language Service Volunteers (LSV) since 2003 where he specializes in training the trainer programs for psycho-social care for the rescuers. He has been elected Chairperson of LSV since April 2026, where he runs a team of over 200 volunteers ranging from teenagers to seniors carrying out a wide range of activities from specialized humanitarian work to picture book translation for infants.

Mr. Tagai holds a Bachelor of Law degree from the University of Tokyo and an MBA from the MIT Sloan School of Management.

Jim Northey

Mr. Northey has served as an independent director of the Company since September 30, 2025. Mr. Northey is a globally recognized authority in financial market infrastructures, trading standards, and post-trade processing. Mr. Northey has over 35 years of experience in capital markets and fintech, and has pioneered electronic trading protocols, post-trade automation, and market transparency initiatives. Mr. Northey currently serves as the Chief Technology Officer of CalcGuard Technologies, a position he has held since September 2021, where he leads advancements in capital markets analytics, market transparency, regulatory reporting, and cybersecurity solutions, focusing on self-sovereign identity, zero trust network environments, and post-quantum cryptographic applications within finance.

Mr. Northey has also served as a director of the FIX Trading Community (FIX Protocol Ltd.) since November 2020 having served in prior elected roles as Global Technical Committee Co-chair from November 2013 to November 2020 and Chair of the Global Derivatives Committee from January 2003 to December 2003, in which he works to align ISO and FIX standards for seamless global market integration. Additionally, as the Chair of ISO TC68, a position he has held since January 2019, Mr. Northey oversees the development of critical financial messaging standards, including ISO 20022, ISO 15022, and ISO 8583, which underpin banking and securities markets worldwide. Mr. Northey is also an adjunct instructor of Derivatives, Financial Engineering, and Financial Technology at Michigan Technological University, a position he has held since February 1997.

In August 2006, Mr. Northey co-founded The LaSalle Technology Group, LLC, a FinTech firm focused on capital markets infrastructure and trading solutions, which was later acquired by Itiviti Group AB in February 2015. Between November 2009 to November 2015, Mr. Northey was the X9D Subcommittee Co-Chair of Accredited Standards Committee X.9 and was responsible for establishing and maintaining financial standards within the United States, and from February 2016 to February 2018, he was the Senior Vice President of Itiviti AB where he was responsible for fixed income Exchange-Traded Fund strategy and distribution, managing strategic relationships with banks and broker/dealer partners.   Mr. Northey holds a B.S. in Mathematics from the University of Indianapolis and an M.S. in Financial Markets and Trading from the Illinois Institute of Technology.

In Weiyee

Mr. In has served as an independent director of the Company since September 30, 2025. Mr. In is a globally recognized leader in AI-driven FinTech, institutional cloud security, and digital banking infrastructure. Mr. In has expertise in enterprise architecture, cybersecurity, and financial data governance and has led the adoption of cutting-edge financial technology solutions across banking, capital markets, and payments. Mr. In currently serves as the Chief Information Officer at Protego Trust Bank where he is responsible for enterprise cloud strategy, digital asset security, and regulatory compliance frameworks, a position he has held since October 2020. Mr. In is also the Chief Information Officer at Fortress Payments Inc, where he is responsible for IT strategy, regulatory compliance, and risk management, a position he has held since February 2023.

Mr. In previously worked in the Content Strategy team at Bloomberg, from June 2015 to April 2017, where he was responsible for analyzing regulatory, technology and industry trends across the global financial ecosystem in order to assess impact, risk and responses. Mr. In was also previously a Managing Director at BNP Paribas, between November 2009 and December 2013, where he served as the head of Technology, Media, and Telecommunication, Mr. In has also previously held positions as Executive Director at Tao Group from June 2006 to June 2007, Head of Industry Intelligence at NYGS from August 2005 to June 2006, Head of Equity Research and Global Tech Strategist at TNI from January 2004 to June 2005, Global Technologist at UBS from November 1999 – April 2003, Managing Director at MSI from July 1998 – August 1999, and the Asia Pacific Director of McGraw-Hill Companies IT Group from January 1996 – June 1998.

Mr. In has been recognized as an IBM Champion and is a member of the IBM Financial Services Cloud Council, where he contributes to industry-wide advancements in financial cloud computing, AI-driven compliance solutions, and next-generation cybersecurity frameworks.

With a deep background in capital markets, post-trade processing, and regulatory-driven technology, Mr. In has published extensively on financial cybersecurity, AI risk management, and cloud security and actively advises financial institutions on scalable AI adoption, blockchain infrastructure, and digital transformation strategies.

Weiyee holds a Bachelor of Arts from Columbia University, with a double major in Political Science and East Asian Studies.

Sibil Thomas

Mr. Sibil Thomas serves as Financial Controller and Chief Accounting Officer of the Group. He leads the Group’s accounting and financial management functions, providing strategic direction and financial oversight. Thomas brings over 20 years of experience managing multi-regional finance operations across the Asia-Pacific region, including Singapore, Malaysia, Thailand, India, and Australia.

He was most recently a consultant at Gnotis Systems Private Limited (India), where he oversaw the finance and accounting functions. He has held senior leadership roles, including Vice President – Finance at NETS Solutions and Financial Controller – APAC at DISYS, where he restructured operations to achieve cash flow self-sufficiency. He brings deep expertise in financial planning, risk management, and compliance, with a strong track record in building scalable finance functions and strengthening internal controls.

Mr. Thomas holds a Bachelor of Commerce from the University of Calicut and a Postgraduate Diploma in Business Administration from the Symbiosis Centre for Distance Learning.

6.B. Compensation

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of S$631,116 (US$490,797) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). We did not pay any cash compensation to our independent directors in 2024.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without our written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our Company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Share Incentive Plan(s)

2025 Share Incentive Plan

On July 23, 2025, we adopted the 2025 Share Incentive Plan (the “Plan”) to provide incentives to members of our Board, employees and consultants and to align their interests with those of our shareholders.

Under the Plan, the aggregate number of Class A Ordinary Shares that may be issued or transferred pursuant to awards is equal to 20% of the number of Class A Ordinary Shares outstanding as of the date of our initial public offering, excluding any shares issued pursuant to the underwriters’ over-allotment option.

Plan Administration. The Plan is administered by the compensation committee of our Board, which determines the participants to receive awards, the type and number of awards to be granted and the terms and conditions of each award, subject to the terms of the Plan and applicable law.

Types of Awards. The Plan permits the grant of options, restricted shares, restricted share units, dividend equivalent awards, deferred share awards, share payment awards and share appreciation rights.

Eligibility. Awards may be granted to our employees, consultants and non-employee directors, as determined by the plan administrator and subject to applicable law. Awards will not be granted to consultants or non-employee directors resident in jurisdictions where such grants are not permitted by applicable laws.

Terms of Awards. The plan administrator determines the vesting schedules, exercise conditions and other terms of awards, as set forth in the applicable award agreement. The exercise price per Class A Ordinary Share subject to an option is determined by the plan administrator and specified in the award agreement. The term of any option granted under the Plan may not exceed ten years.

Transfer Restrictions. Awards are subject to transfer and other restrictions as set forth in the Plan and the applicable award agreements.

Amendment and Termination. The Plan may be amended, suspended or terminated by the plan administrator in accordance with its terms and applicable law.

Deferred Share Awards Granted

On December 1, 2025 the Company granted an aggregate of 111,000 deferred share awards under the 2025 Share Incentive Plan to members of Board and certain employees and consultants. The awards are subject to vesting over periods ranging from six months to 12 months, subject to continued service and/or performance conditions. Upon vesting, each deferred share award entitles the holder to receive one Class A Ordinary Share, subject to the terms of the Plan and the applicable award agreements.

Directors and Executive Officers:	Share Scheme	Number of Class A Share	Lock-in-Period
Lim Heng Hai	Deferred Share Award	38,000	12 Months
Ng Ling Soon	Deferred Share Award	4,000	12 Months
Ling Wee Seng	Deferred Share Award	2,500	6 Months
Masayuki Tagai	Deferred Share Award	2,500	6 Months
Jim Northey	Deferred Share Award	2,500	6 Months
In Weiyee	Deferred Share Award	2,500	6 Months

6.C. Board Practices

Board of Directors

Our board of Directors consists of six Directors, four of them are independent Directors. As a Cayman Islands company listed on the NYSE American, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. We elect not to rely on this home country practice exception, and have a majority of independent directors serving on our board of directors.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Masayuki Tagai, Mr. Ling Wee Seng and Mr. Lim Heng Hai, and is chaired by Mr. Masayuki Tagai. Mr. Masayuki Tagai, and Mr. Ling Wee Seng satisfy the “independence” requirements under the NYSE American Company Guide and meets the independence standards under Rule 10A-3 of the Exchange Act. Our audit committee consists solely of independent directors who satisfy the independence requirements of the NYSE American and the SEC within the applicable transition period following our initial public offering. Our board of directors has also determined that Mr. Masayuki Tagai qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

● selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

● reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

● discussing the annual audited financial statements with management and our independent registered public accounting firm;

● periodically reviewing and reassessing the adequacy of our audit committee charter;

● meeting periodically with the management and our internal auditor (if any) and our independent registered public accounting firm;

● reporting regularly to the full board of directors;

● reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

● such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Mr. Jim Northey, Mr. In Weiyee and Mr. Lim Heng Hai, and is chaired by Mr. Jim Northey. Mr. Jim Northey and Mr. In Weiyee satisfy the independence requirements under the NYSE American Company Guide. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

● reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

● reviewing the total compensation package for our employees and recommending any proposed changes to our management;

● reviewing and recommending to the board with respect to the compensation of our directors;

● reviewing annually and administering all long-term incentive compensation or equity plans;

● selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

● programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominations Committee. Our nominations committee consists of Mr. Ling Wee Seng, Mr. Jim Northey and Mr. Lim Heng Hai, and is chaired by Mr. Ling Wee Seng. Mr. Ling Wee Seng and Mr. Jim Northey satisfy the “independence” requirements under the NYSE American Company Guide. The nominations committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominations committee is responsible for, among other things:

● identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

● reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

● advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

● monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

● convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

● declaring dividends and distributions;

● appointing officers and determining the term of office of officers;

● exercising the borrowing powers of our company and mortgaging the property of our company; and

● approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our Company, or until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) resigns; (ii) dies; (iii) is declared to be of unsound mind and the board of directors resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) is prohibited from being or ceases to be a director by operation of law; (vi) without special leave, is absent from meetings for three consecutive meetings, and the board of directors resolves that his office is vacated; (vii) has been required by the Designated Stock Exchange (as defined in the amended and restated memorandum and articles of association); or (viii) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect. The remuneration of our directors may be determined by the board of directors or by ordinary resolution. There is no mandatory retirement age for directors.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Office	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

6.D. Employees

As of December 31, 2025, our Group had a workforce of 8 individuals, comprising 8 employees located within our offices at 336 Smith Street, #06-303, Singapore 050336 in Singapore. The following table sets forth the number of our employees categorized by function as of December 31, 2025.

Function	Number of Employees
Executive Leadership	3
Project Management	1
Technology	2
Marketing	1
Finance	1
Total Number of Employees	8

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date of this annual report by:

● each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

● each of our directors and executive officers; and

● all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person. Each Class A Ordinary Share carries one vote, and each Class B Ordinary Share carries 20 votes.

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 17,859,750 Class A Ordinary Shares and 2,572,750 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

	Class A Ordinary Shares			% of Voting	Class B Ordinary Shares		% of Voting	% of Aggregate Voting
	Shares		%	Power	Shares	%	Power	Power
Directors and Executive Officers:
Lim Heng Hai	7,880,000		44.1	11.4	2,572,750	100	74.2	85.6
Ng Ling Soon	-		-	-	-	-	-	-
Ling Wee Seng	2,500	*	0.01	0.004	-	-	-	0.004
Masayuki Tagai	2,500	*	0.01	0.004	-	-	-	0.004
Jim Northey	2,500	*	0.01	0.004	-	-	-	0.004
In Weiyee	2,500	*	0.01	0.004	-	-	-	0.004
Yingzheng Wang	-		-	-	-	-	-	-
All Directors and Executive Officers as a Group	7,890,000		44.2	11.4	2,572,750	100	74.2	85.6
Principal Shareholders:
Ronald Vong Chin Hua	1,814,750		10.2	2.6	-	-	-	2.6
All Directors and Executive Officers as a Group, and Principal Shareholders	9,704,750		54.4	14	2,572,750	100	74.2	88.2

*The shares represent deferred share awards subject to vesting within 60 days of the date of this report pursuant to the Company’s deferred share award plan.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person, severally or jointly, other than through the voting control exercised by Mr. Lim Heng Hai through his ownership of Class B Ordinary Shares.

As of the date of this annual report, we are not aware of any arrangement the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Executive Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements

Other Related Party Transactions

We have adopted an audit committee charter, which requires the audit committee to review and approve all proposed related party transactions, as defined in Item 404 of Regulation S-K.

Set forth below are the related-party transactions of our Company for the financial years ended December 31, 2024 and 2025, which have been identified in accordance with applicable SEC disclosure requirements and may not be considered as related-party transactions under Singapore law.

We engaged two related parties to provide outsourced manpower services in connection with the operation and implementation of our projects. The significant transactions in respect of such arrangements were as follows:

		For the years ended December 31,
Nature	Name	2024	2025
Sub-contractor charges	TechCreate Solutions Sdn Bhd	515,007	163,969
Sub-contractor charges	TC Solution and Services Sdn Bhd	-	241,131

TechCreate Solutions Sdn. Bhd. and TC Solution and Services Sdn. Bhd. have a common shareholder relationship with the Company. These companies are primarily engaged in providing solution developers manpower contracting services. Transactions between the Company and these related parties pertain to these contracting services.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Regulatory Inquiries

As previous disclosed in the Company’s February 19, 2026 Form 6-K, in response to trading activity in the Company’s ordinary shares, the Company received inquiries from the U.S. Securities and Exchange Commission (the “SEC”) and NYSE American LLC (“NYSE American”). The Company responded to the SEC on February 13, 2026.  As the SEC’s requests were continuing in nature, the Company provided supplemental information to the SEC on March 9, 24, and 30, 2026.  As to NYSE American, the Company initially responded on February 17, 2026.  The Company received supplemental requests from NYSE American on March 6, 2026, to which the Company responded on March 20, 2026 and, thereafter, received further requests from NYSE American on March 27, 2026, to which the Company responded on April 9, 2026.

Litigation

Patrick Shane Johnson, et al. v. Syla Technologies Co., Ltd., et al. (New York County Sup. Ct. Index No. 153671/2026):  On March 24, 2026, Plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County.  Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals.  Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the Company for violations of Sections 11 and 12 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the Company’s registration statement or prospectus issued in connection with the Company’s initial public offering.  More specifically and similar to all of the named defendants-issuers, Plaintiffs allege that the Company purportedly failed to disclose that the Company’s shares were susceptible to pump-and-dump schemes, which Plaintiffs allege purportedly occurred and which schemes were conducted by unknown individuals, of the defendants themselves.  The Company has not yet been formally served with the Summons and Complaint filed in the action.  Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

Dividend Policy

We have never declared or paid any cash dividend on our Class A Ordinary Shares. We currently plan to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Our Class A Ordinary Shares are listed on the NYSE American under the symbol “TCGL” and commenced trading on October 15, 2025. Our Class B Ordinary Shares are not listed for trading.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Not applicable.

10.B. Memorandum and articles of association

Our shareholders have adopted the amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which became effective on 17 July 2025. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to 20 votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one vote and each Class B Ordinary Share shall be entitled to 20 votes on all matters subject to the vote at general meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least 10 calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one or more shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our Company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Shareholders seeking to bring business before an annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the registered office not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting. Other than the rights mentioned above, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

● the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

● the instrument of transfer is in respect of only one class of ordinary shares;

● the instrument of transfer is properly stamped, if required;

● in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

● the ordinary shares transferred are free of any lien in favor of us; and

● a fee of such maximum sum as the NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of NYSE American, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the approval of a resolution passed by at least two-thirds (2/3) of the votes cast by the holders of the shares of that class present and voting in person or by proxy at a separate meeting of such holders. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including (but not limited to):

● the designation of the series;

● the number of shares of the series;

● the dividend rights, dividend rates, conversion rights, voting rights; and

● the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

● authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

● limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

● does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

● is not required to open its register of members for inspection;

● does not have to hold an annual general meeting;

● may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

● may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

● may register as a limited duration company; and

● may register as a segregated portfolio company.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

● the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

● a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

● the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

● an act purports to abridge or abolish the individual rights of a shareholder; and

● those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Shareholders seeking to bring business before an annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the registered office not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting. Other than the rights mentioned above, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) resigns; (ii) dies; (iii) is declared to be of unsound mind and the board of directors resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) is prohibited by law from being or ceases to be a director by operation of law; (vi) without special leave, is absent from meetings for three consecutive meetings, and the board of directors resolves that his office is vacated; (vii) has been required by the Designated Stock Exchange (as defined in the second amended and restated memorandum and articles of association); or (vii) is removed from office by the requisite majority of the directors or otherwise pursuant to our second amended and restated memorandum and articles of association then in effect.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Singapore currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from January 20, 2025.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares except those which hold interests in land in the Cayman Islands and so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Taxation

Dividends or Other Distributions with Respect to Ordinary Shares

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Capital Gains upon Disposition of Ordinary Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

● the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary company whose shares are being disposed; and

● the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbour rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income based on the provisions of section 26 of the SITA, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 – Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case maybe), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Corporate Income Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

● income accrued in or derived from Singapore; and

● foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign income in the form of branch profits, dividends and service fee income, or specified foreign income, received or deemed received in Singapore by a Singapore tax resident corporate taxpayer on or after June 1, 2003 are exempted from Singapore tax subject to meeting the qualifying conditions.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a) remitted to, transmitted or brought into Singapore;

(b) used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or

(c) used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax provided that the following qualifying conditions are met:

(a) such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(b) at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and

(c) the Comptroller of Income Tax (“the Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

The prevailing corporate tax rate in Singapore is 17.0% for both resident and non-resident companies.

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000 previously) of the normal chargeable income – 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

Goods and Services Tax

The sale of the shares by a Goods and Services Tax (GST)-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, and that person is outside Singapore at the time the sale is executed, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%, provided that the investor is outside Singapore when the services are performed and the services provided do not directly benefit any Singapore persons.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ordinary shares by a U.S. Holder (as defined below) that holds the Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax laws, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the purchase, ownership or disposition of the Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

● banks and other financial institutions;

● insurance companies;

● pension plans;

● cooperatives;

● regulated investment companies;

● real estate investment trusts;

● broker-dealers;

● traders that elect to use a mark-to-market method of accounting;

● certain former U.S. citizens or long-term residents;

● tax-exempt entities (including private foundations);

● holders who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

● investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

● investors that have a functional currency other than the U.S. dollar;

● persons holding their Class A Ordinary Shares in connection with a trade or business conducted outside the United States;

● persons that actually or constructively own 10% or more of our stock (by vote or value); or

● partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

This discussion is for informational purposes only and is not tax or legal advice. Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal income taxation to its particular circumstances, and the U.S. federal estate and gift, state, local, non-U.S. and other tax considerations of the purchase, ownership and disposition of the Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary shares that is, for U.S. federal income tax purposes:

● an individual who is a citizen or resident of the United States;

● a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

● an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

● a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ordinary shares will generally be treated as the beneficial owner of the underlying shares represented by the ordinary shares. The remainder of this discussion assumes that a U.S. Holder of the ordinary shares will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce, or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. For purposes of determining whether we are a PFIC, income earned by us in connection with the performance of services would not be treated as passive income. By contrast, royalties income and gain from the disposition of certain intangible property would generally be treated as passive income unless we are treated under specific rules as deriving such income or gain in the active conduct of a trade or business. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets (including goodwill and other intangible property), , we do not expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the current and future composition of our income and assets. Fluctuations in the market price of the ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other intangibles, may be determined by reference to the market price of the ordinary shares from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. Under circumstances where our active income items are characterized as passive income or our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC for any year during which a U.S. Holder holds the ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ordinary shares.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ordinary shares (including the amount of any Singapore tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, and unless the U.S. Holder makes a “qualified electing fund” (“QEF”) or a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

● the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

● the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

● the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest at the rate applicable to underpayment of tax on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ordinary shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

A mark-to-market election is available only if the shares are considered “marketable stock” for these purposes. shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. holder should ask its own tax advisor whether a mark-to-market election is available or desirable.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ordinary shares if we were a PFIC for any taxable year.

If a U.S. Holder owns the ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ordinary shares if we are or become a PFIC.

U.S. Holders are urged to consult their tax advisors as to our Company’s status as a PFIC and the PFIC rules to the ownership and deposition of the Class A Ordinary shares. Our Company provides no advice on taxation matters.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders may be subject to certain reporting obligations with respect to the class A Ordinary Shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000 (and in some circumstances, a higher threshold). If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114—Foreign Bank and Financial Accounts Report as a result of holding the class A Ordinary Shares. U.S. Holders should consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition, ownership and disposition of the class A Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our class A Ordinary Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of class A Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the appropriate returns are filed.

You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of a company. One of our subsidiaries currently has a working capital loan from a financial institution bearing a fixed interest rate, while a loan previously obtained by another subsidiary was fully repaid in 2025. As a result, we believe we are not currently exposed to material risks due to changes in market interest rates. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rates in the future.

Foreign Exchange Risk

The functional currency of our operating subsidiary is SGD, and therefore our operations are exposed to foreign exchange rate fluctuations. Our results of operations and cash flows may be affected by fluctuations due to changes in foreign currency exchange rates, particularly changes in the exchange rate between SGD and the U.S. dollar.

Liquidity Risk

Liquidity risk refers to the risk that the Company may encounter challenges in fulfilling its obligations related to financial liabilities that are settled through cash or other financial assets. The Company’s primary goal in managing liquidity is to ensure adequate resources are available to meet its obligations, both in normal circumstances and during stressed scenarios, without incurring unacceptable losses or risking damage to its reputation. Management monitors rolling forecasts of the Company’s cash and cash equivalents based on expected cash flows. This monitoring process is typically conducted by the operating entity, in accordance with established practices and limits defined by the Company.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

In the IPO, the Company issued 2,550,000 Class A Ordinary Shares at a price of US$4.00 per share. Cathay Securities, Inc was the representative of the underwriters. The Company received gross proceeds in the amount of US$10.2 million and net proceeds of approximately US$9 million after deducting underwriting discounts and expenses.

Cathay Securities,Inc., the underwriter of the initial public offering (the “IPO”) of the Company, notified the Company of its decision to exercise the over-allotment option to purchase an additional 382,500 Class A Ordinary Shares of the Company, par value $0.0002 per share, at a price of US$4.00 per share. The closing for the sale of the Over-allotment Class A Ordinary Shares took place on October 30, 2025. Gross proceeds of the Company’s sale of the Over-allotment Class A Ordinary Shares, totaled approximately US$1.5 million, before deducting underwriting discounts and other related expenses.

None of these net proceeds from our initial public offering and the optional offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

As of the date of this annual report, the Company has used approximately S$724,335 of the net proceeds from the initial public offering and the over-allotment exercise, including approximately S$75,435 for sales and marketing, and S$648,900 for working capital and general corporate purposes. There has been no material change in the intended use of proceeds described in the final prospectus dated October 15, 2025.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Financial Controller cum Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our Chief Executive Officer and our Financial Controller cum Chief Accounting Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15(d)-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Financial Controller cum Chief Accounting Officer have concluded that as of such date, our disclosure controls and procedures are effective at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the existence of a material weakness.

As of December 31, 2024 and 2025, we and our independent registered public accounting firm identified one material weakness in accordance with the standards established by the Public Company Accounting Oversight Board, or “PCAOB,” namely, the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review the consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

In addition, due to our limited number of employees and resources, we may not maintain adequate segregation of duties across certain key functions, which is primarily attributable to the same underlying resource constraints described above. This limitation increases the risk of errors or irregularities in financial reporting not being detected on a timely basis.

To remediate the material weakness, we plan to undertake measures to strengthen our internal control over financial reporting, including hiring additional qualified personnel, implementing training programs, and enhancing review and oversight controls. However, these measures may not fully remediate the material weakness, and we cannot conclude that the material weakness will be remediated in a timely manner.

In addition, to mitigate risks arising from limited personnel resources, including constraints on segregation of duties, the Company has plans to implement compensating controls, including increased management review controls, such as independent review and approval of key transactions and journal entries by senior personnel, periodic review of bank reconciliations, vendor payments and manual journal entries by individuals independent of their preparation, implementation of dual authorization controls for payments and critical system changes, and enhanced audit committee oversight over financial reporting processes.

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our audit committee consists of Mr. Masayuki Tagai, Mr. Ling Wee Seng and Mr. Lim Heng Hai and is chaired by Mr. Masayuki Tagai. Mr. Masayuki Tagai and Mr. Ling Wee Seng satisfy the independence requirements under the NYSE American Company Guide and meet the independence standards under Rule 10A-3 of the Exchange Act. Our audit committee consists solely of independent directors who satisfy the independence requirements of NYSE American and the SEC within the applicable transition period following our initial public offering. Our board of directors has determined that Mr. Masayuki Tagai qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, and also contains provisions that apply only to our principal executive officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Business Conduct and Ethics is incorporated by reference as an exhibit to this Annual Report and posted on our website at https://investor.techcreategroup.com/governance/

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered for the year ended December 31, 2024 and 2025 by Audit Alliance LLP , our independent registered public accounting firm, during the period indicated.

	2024	2025
Services	US$	US$

Audit fees – Audit Alliance LLP	250,308	287,699

Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services as described above, other than de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a company incorporated in the Cayman Islands and are listed on NYSE American.

NYSE American rules permit a foreign private issuer to follow the corporate governance practices of our home country.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NYSE American corporate governance listing standards applicable to domestic U.S. companies.

We are not required to have a compensation committee and a nominating committee composed entirely of independent directors.

Although not required, we have established a compensation committee and a nominating committee, each of which includes two independent directors.

We are also not required to obtain shareholder approval with respect to (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company.

Subject to the foregoing, we rely on the exemptions listed above.

As a result, you may not be provided with the benefits of certain corporate governance requirements of NYSE American applicable to U.S. domestic public companies.

For details, see the risk factor titled “As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards” included in Item 3.D of this annual report.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, which are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable listing standards.

A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We maintain a cybersecurity risk management program designed to identify, assess, manage, and mitigate cybersecurity risks that may affect our information systems, data, operations, and business objectives.

These measures are designed to protect the confidentiality, integrity, and availability of our information systems and data.

Our cybersecurity program includes a range of administrative, technical, and organizational safeguards designed to detect and mitigate cybersecurity threats.

These processes include, but are not limited to, periodic cybersecurity risk assessments, vulnerability management activities, and the implementation of controls intended to protect our technology infrastructure and information assets.

Our cybersecurity practices take guidance from the National Institute of Standards and Technology (NIST) Cybersecurity Framework and other relevant industry standards, where appropriate.

We conduct periodic security testing activities, which may include vulnerability assessments, penetration testing, and other security reviews designed to evaluate the effectiveness of our cybersecurity controls and identify potential areas for improvement.

In addition, we provide periodic cybersecurity awareness and training programs to employees to promote responsible security practices and support our cybersecurity risk management efforts.

To date, we have not identified any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations, or financial condition. However, despite our proactive and extensive efforts to manage cybersecurity risks, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us.

Third-Party Cybersecurity Risk Management

We maintain processes designed to identify and manage cybersecurity risks associated with third-party service providers and vendors that may have access to our information systems or sensitive data.

These processes may include vendor risk assessments, due diligence reviews, contractual cybersecurity requirements, and ongoing monitoring of certain third-party cybersecurity practices.

These measures are intended to help mitigate cybersecurity risks arising from our use of external vendors, service providers, and other business partners.

Cybersecurity Incident Detection and Response

We maintain policies, processes, and procedures designed to detect, respond to, and recover from cybersecurity incidents.

Our incident response processes include mechanisms for identifying potential cybersecurity incidents, escalating incidents internally, and coordinating response efforts among relevant functions, including information security, information technology, legal, compliance, and executive management.

If required, we may engage external cybersecurity experts, consultants, or legal advisors to assist in investigating, responding to, and remediating cybersecurity incidents.

Cybersecurity Governance

Board of Directors Oversight

Our Board of Directors oversees cybersecurity risk as part of its broader oversight of the Company’s risk management framework.

The Board receives periodic updates from management regarding cybersecurity matters, including the evolving threat landscape, key cybersecurity initiatives, and significant cybersecurity incidents.

Management’s Role and Expertise

Our management team is responsible for the day-to-day management of cybersecurity risks and the implementation of our cybersecurity program. Our Chief Information Officer is primarily responsible for assessing and managing material cybersecurity risks and incidents. The Chief Information Officer meets regularly with our IT and business operations teams to review cybersecurity performance metrics, identify significant cybersecurity risks, and assess the effectiveness of our cybersecurity programs and initiatives.

Cybersecurity matters and updates are reported to the Board or relevant Board committees.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025).
4.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025).
4.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025).
9.1*	Concert Party Deed entered into by Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai dated December 4, 2024 (incorporated by reference to Exhibit 9.1 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025).
9.2*	Deed of Termination of the Concert Party Deed entered into by Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai dated July 25, 2025 ((incorporated by reference to Exhibit 9.2 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025))
10.1*	2025 Share Incentive Plan, dated as of July 23, 2025, as currently in effect (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025)
10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025).
10.3*	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025).
10.4*	Form of Employment Agreement between the Registrant and its executive officer (incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025)
12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2**	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
14.1*	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025).
19.1*	Insider Trading and Confidentiality Policy of the Registrant (incorporated by reference to Exhibit 19.1 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025).
21.1*	List of Principal Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-289030), filed with the SEC on September 19, 2025)
23.1**	Consent of Audit Alliance, Independent Registered Public Accounting Firm
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TechCreate Group Ltd.

By:	/s/ Lim Heng Hai
Name:	Lim Heng Hai
Title:	Chairman and Chief Executive Officer

Date: April 29, 2026

TECHCREATE GROUP LTD.

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
TechCreate Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TechCreate Group Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive losses, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

April 29, 2026

PCAOB ID Number 3487

TECHCREATE GROUP LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025	2025
	S$	S$	US$
ASSETS
Current Assets
Deferred Cost	576,562	76,237	59,287
Contract Assets	145,383	-	-
Accounts and Other Receivable, net	276,734	2,286,929	1,778,466
Amount Due from Shareholders	4,900	4,903	3,813
Amount Due from Related Party	11,772	-	-
Cash and Cash Equivalents	1,205,951	7,370,340	5,731,659
Deferred Offering Costs	457,718	-	-
Total Current Assets	2,679,020	9,738,409	7,573,225

Non-Current Assets
Property, Plant and Equipment, net	7,929	5,968	4,641
Right-of-Use Assets – Operating Leases	83,288	42,688	33,197
Deferred Cost	57,400	-	-
Other Non-Current Assets	-	2,155,291	1,676,095
Total Non-Current Assets	148,617	2,203,947	1,713,933
TOTAL ASSETS	2,827,637	11,942,356	9,287,158

Commitments and Contingencies**	-	-	-

LIABILITIES
Current Liabilities
Contract Liabilities	981,651	94,307	73,339
Account and Other Payables	100,653	425,500	330,897
Amount Due to Directors	14,907	-	-
Operating Lease Liability	39,815	31,171	24,241
Income Tax Payables	277	7,475	5,813
Working Capital Loans	151,714	62,370	48,503
Total Current Liabilities	1,289,017	620,823	482,793

Non-Current Liabilities:
Operating Lease Liability	47,233	14,616	11,367
Contract Liabilities	8,247	-	-
Working Capital Loans	608,416	191,039	148,564
Total Non-Current Liabilities	663,896	205,655	159,931
TOTAL LIABILITIES	1,952,913	826,478	642,724

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, US$0.0002 par value, 225,000,000 shares authorized, 14,927,250 and 17,859,750 shares issued and outstanding as of December 31, 2024 and 2025 respectively.*	-	4,587	3,567
Class B Ordinary Shares, US$0.0002 par value, 25,000,000 shares authorized, 2,572,750 share issued and outstanding as of December 31, 2024 and 2025 respectively.*	-	661	514
Additional Paid-in Capital	1,351,540	12,624,119	9,817,341
Accumulated Other Comprehensive Loss/(income)	(7,875)	26,363	20,502
Accumulated Losses	(468,941)	(1,539,852)	(1,197,490)
Total Shareholders’ Equity	874,724	11,115,878	8,644,434
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,827,637	11,942,356	9,287,158

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

**	Refer to Note 20 — Commitments and Contingencies.

The accompanying notes are an integral part of these consolidated financial statements.

TECHCREATE GROUP LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2023	2024	2025	2025
	Reclassification**
	S$	S$	S$	US$
Revenue	2,879,645	3,104,324	4,772,866	3,711,693
Cost of revenue	(1,460,778)	(2,210,508)	(3,019,959)	(2,348,518)
Gross profit	1,418,867	893,816	1,752,907	1,363,175

Selling and distribution expenses	(704,128)	(786,428)	(499,694)	(388,595)
Research and development expenses	(7,000)	-	-	-
General and administrative expenses	(754,802)	(976,411)	(2,237,593)	(1,740,099)
Total operating expenses	(1,465,930)	(1,762,839)	(2,737,287)	(2,128,694)

Loss from operations	(47,063)	(869,023)	(984,380)	(765,519)

Other income (expenses)
Other income, net	52,375	30,828	27,571	21,441
Interest expense	-	(41,952)	(52,061)	(40,486)
Total other income (expenses)	52,375	(11,124)	(24,490)	(19,045)

Income/ (Loss) before income tax	5,312	(880,147)	(1,008,870)	(784,564)
Income tax expense	(200,107)	(132,679)	(62,041)	(48,247)
Net loss	(194,795)	(1,012,826)	(1,070,911)	(832,811)

Other comprehensive loss, net of tax
Currency translation differences arising from consolidation	6,421	(5,717)	34,238	26,626
Net comprehensive loss	(188,374)	(1,018,543)	(1,036,673)	(806,185)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.01)	(0.06)	(0.06)	(0.05)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted*	17,500,000	17,500,000	18,110,952	18,110,952

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

**	Comparative amounts of S$326,747 was reclassified from general and administrative expenses to selling and distribution expenses for consistency. Since the amounts were reclassification within operating expenses, the reclassification did not have any effect on the net loss.

The accompanying notes are an integral part of these consolidated financial statements.

TECHCREATE GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Retained earnings/	Accumulated other
	Number of		Number of		paid-in	(Accumulated	comprehensive	Total
	shares*	Amount	shares*	Amount	capital	(loss)/income)	(loss)/income)	equity
		S$		S$	S$	S$	S$	S$
Balance as at January 1, 2023	14,927,250	-	2,572,750	-	104,900	1,044,690	(8,579)	1,141,011
Net loss	-		-	-	-	(194,795)	-	(194,795)
Investment in subsidiary	-	-	-	-	4,900	-	-	4,900
Foreign currency translation	-	-	-	-	-	-	6,421	6,421
Dividends distribution	-	-	-	-	-	(306,010)	-	(306,010)
Balance as at December 31, 2023	14,927,250	-	2,572,750	-	109,800	543,885	(2,158)	651,527
Issuance of shares	-	-	-	-	1,241,740	-	-	1,241,740
Net loss	-	-	-	-	-	(1,012,826)	-	(1,012,826)
Foreign currency translation	-	-	-	-	-	-	(5,717)	(5,717)
Balance as at December 31, 2024	14,927,250	-	2,572,750	-	1,351,540	(468,941)	(7,875)	874,724
Reorganization exercise	-	3,834	-	661	(4,495)	-	-
Share-based compensation	-	-	-	-	55,270	-	-	55,270
Issuance of shares	2,932,500	753	-	-	11,221,804	-	-	11,222,557
Net loss	-	-	-	-	-	(1,070,911)	-	(1,070,911)
Foreign currency translation	-	-	-	-	-	-	34,238	34,238
Balance as at December 31, 2025	17,859,750	4,587	2,572,750	661	12,624,119	(1,539,852)	26,363	11,115,878

		US$		US$	US$	US$	US$	US$
Balance as at December 31, 2025		3,567		514	9,817,341	(1,197,490)	20,502	8,644,434

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

TECHCREATE GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Cash flows from operating activities
Net loss	(194,795)	(1,012,826)	(1,070,911)	(832,811)

Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	7,450	8,933	7,813	6,076
Operating lease expenses	27,711	40,408	42,256	32,861
Working capital loan interest	-	41,952	52,061	40,486
Share-based compensation	-	-	55,270	42,982
Changes in operating assets and liabilities
Deferred cost	(80,766)	437,106	490,416	381,380
Contract assets	188,760	(69,226)	211,014	164,098
Trade and other receivables	58,179	(146,179)	(4,237,718)	(3,295,527)
Amount due from directors	176,685	-	-	-
Amount due from related parties	(41,479)	45,115	11,772	9,155
Contract liabilities	(13,939)	(553,690)	(890,522)	(692,528)
Trade and other payables	55,098	(9,970)	331,216	257,575
Lease liabilities	(26,231)	(40,856)	(41,821)	(32,523)
Income tax payable	(15,431)	(27,131)	7,332	5,702
Net cash generated from/ (used in) operating activities	141,242	(1,286,364)	(5,031,822)	(3,913,074)

Cash flow from investing activities:
Acquisition of property, plant and equipment	(10,651)	(7,848)	(5,852)	(4,551)
Net cash used in investing activities	(10,651)	(7,848)	(5,852)	(4,551)

Cash flows from financing activities:
Dividend paid to equity holders	(306,010)	-	-	-
Amount due to shareholders	3,719	7,964	(14,405)	(11,202)
Repayment of working capital loans	-	(131,822)	(561,392)	(436,575)
Proceeds from working capital loans	-	850,000	-	-
Proceeds from the issuance of ordinary shares, net of issuance costs	-	1,241,740	11,680,275	9,083,346
Deferred offering costs	-	(457,718)	-	-
Net cash (used in)/ generated from financing activities	(302,291)	1,510,164	11,104,478	8,635,569
Effects of changes in foreign exchange of cash	6,422	(7,847)	97,585	75,889
Net (decrease)/ increase in cash and cash equivalents	(165,278)	208,105	6,164,389	4,793,833
Cash and cash equivalents at beginning of financial year	1,163,124	997,846	1,205,951	937,826
Cash and cash equivalents at end of financial year	997,846	1,205,951	7,370,340	5,731,659

Supplemental cash flow information
Income taxes paid	(22,597)	(25,423)	(263)	(205)
Withholding taxes paid	(193,022)	(134,423)	(54,441)	(42,337)
Cash paid for interest	-	(41,952)	(52,060)	(40,485)
Capital contribution subscription receivable from shareholder	4,900	-	-	-

Supplemental disclosure of non-cash flow information
Deferred IPO cost offset with additional paid-in capital	-	-	457,718	355,951

The accompanying notes are an integral part of these consolidated financial statements.

TECHCREATE GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND REORGANIZATION

TechCreate Group Ltd. (the “Company” or “Techcreate”) was incorporated as an exempted limited liability company under the laws of the Cayman Islands on July 29, 2024. The Company issued 1 ordinary share of par value of US$0.0002 to Harneys Fiduciary (Cayman) Limited on the same date, and Harneys Fiduciary (Cayman) Limited transferred this share to Mr. Ronald Vong Chin Hua on the same day. The Company has no substantial operations other than holding all of the outstanding share capital of TechCreate Group Inc. (“Techcreate BVI”) established under the laws of the British Virgin Islands (“BVI”) on July 31, 2024. Techcreate BVI, intermediate holding company, has no substantial operations other than holding all of the equity interest of subsidiaries of the Company as mentioned below.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in sale and provision of software licenses, information technology related professional and consultancy services, in Singapore. The Company is principally engaged in investment holding.

The consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Techcreate BVI (“TBVI”)	July 31, 2024	British Virgin Islands	100%	Investment holding
Techcreate Solution Private Limited. (“TSPL”)	March 16, 2015	Singapore	100%	Management consultancy services
Diginius Pte. Ltd. (“DPL”)	February 6, 2020	Singapore	100%	Sale of software licenses
TC Digital Pte. Ltd. (“TCDPL”)	May 12, 2023	Singapore	100%	Management consultancy services

On January 1, 2022, the Company through one of its subsidiaries, TSPL (the “Buyer”), entered into a definitive agreement (the “Definitive Agreement”) for the acquisition of a related party, DPL, a technology company headquartered in Singapore. DPL is under the common control of its existing shareholders, who collectively owned all the equity interests of DPL and TSPL. The existing shareholders entered into a share swap arrangement with TSPL, in which, Mr. Ronald Vong Chin Hua and Mr. Lim Heng Hai (collectively “shareholders”), transferred their existing 5,100 ordinary shares in DPL to the TSPL in exchange for 5,100 ordinary shares in the TSPL. TSPL issued 5,100 ordinary shares on January 1, 2022.

On October 30, 2024, TSPL completed its acquisition of shares in DPL via a share swap arrangement with its shareholders, Mr Ronald Vong Chin Hua and Mr Lim Heng Hai, who collectively owned all the equity interests of DPL. The existing shareholders entered into a share swap agreement with TSPL, in which, Mr Ronald Vong Chin Hua and Mr Lim Heng Hai transferred their existing 3,900 ordinary shares and existing 1,000 ordinary shares respectively, in DPL to TSPL in exchange for no consideration.

On November 30, 2024, TSPL completed its acquisition of shares in TCDPL via a share swap arrangement with its shareholder, Mr Ronald Vong Chin Hua, who owned 49% of the equity interest in TCDPL. The existing shareholder entered into a share swap agreement with TSPL, in which, Mr Ronald Vong Chin Hua transferred his existing 4,900 ordinary shares in TCDPL to TSPL.

On December 11, 2024, the Company redesignated the 1 issued ordinary share of par value US$0.0002 held by Mr. Ronald Vong to 1 Class B Ordinary Share.

On July 23, 2025, shareholders of TSPL resolved to reclassify 101,880 ordinary shares into 86,901 Class A and 14,979 Class B shares.

On July 11, 2025, Mr. Ronald Vong transferred his 1 Class B Ordinary Share to Mr. Lim Heng Hai.

The Reorganization was completed pursuant to a restructuring agreement entered into on July 24, 2025 (the “Restructuring Agreement”), the shareholders of TechCreate Solution Private Limited, being a company incorporated in Singapore on March 16, 2015 as a private company limited by shares, whereby namely (i) Ronald Vong, (ii) Lim Heng Hai (iii) Chai Chang Ruey Fen, (iv) Vong Tze Poh, (v) Neo Meng Chu, (vi) Teo Mui Lan, (vii) ICHAM Master Fund VCC, (viii) Lim Chong Guang, and (ix) iCapital Holdings (SG) Pte. Ltd. ((i)-(ix), being the “TSPL Shareholders”) transferred their respective ordinary shares in the share capital of TechCreate Solution Private Limited, representing in aggregate 100% of the issued share capital of TechCreate Solution Private Limited, to TechCreate Group Inc. Under the Restructuring Agreement, the consideration for the share transfers was satisfied by the allotment and issuance of an aggregate of 8,530 Class A ordinary shares with par value of US$0.0002 each and 1,469 Class B ordinary shares with par value of US$0.0002 each in TechCreate Group Inc. to the TSPL Shareholders. On July 25, 2025, the Reorganization was completed as each of the TSPL Shareholders transferred their respective shares in TechCreate Group Inc. representing in aggregate 100% of the issued shares of TechCreate Group Inc., to TechCreate Group Ltd. The consideration for the share transfers was satisfied by the allotment and issuance of an aggregate of 14,927,250 Class A Ordinary Shares with par value of US$0.0002 each and 2,572,749 Class B Ordinary Shares with par value of US$0.0002 each in TechCreate Group Ltd. to the TSPL Shareholders. Thus, upon completion of the Reorganization, TechCreate Solution Private Limited became a subsidiary of TechCreate Group Inc., which in turn, became a wholly-owned subsidiary of the Company.

Upon completion of the aforementioned, the Company became the ultimate holding company of the operating subsidiaries.

These entities are under common control. Accordingly, the consolidated financial statements have been prepared as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company, with historical carrying amounts.

The major rights, preferences and privileges of the Class A and Class B Ordinary Shares are as follows:

Conversion rights

Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividend rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors).

No dividends on Ordinary Shares have been declared for the year ended December 31, 2025 and December 31, 2024.

Liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Voting rights

Holders of Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to 20 votes on all matters subject to vote at our general meetings.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Principles of consolidation

The consolidated financial statements are prepared on the basis that the Reorganization has been accounted for as a transaction under common control, as the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidated financial statements of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its nature of business disclosed in Note 1; however, past experience may not be indicative of future results.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to allocation of transaction price to each performance obligation, allowance for credit loss for accounts and other receivables, impairment assessment of long-lived assets, fair value of financial instruments, deferred taxes valuation allowance and incremental borrowing rate of operating leases. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates. Actual results may differ from these estimates.

Foreign currency translation

The accompanying consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“US$”). The functional currency of Techcreate BVI and Diginius Pte. Ltd. is United States Dollars (“US$”), while the functional currency of Techcreate Solution Private Limited and TC Digital Pte. Ltd. is Singapore Dollars (“S$”), based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income during the year in which they occur.

The following table outlines the currency exchange rates that were used in the consolidated financial statements in this report:

	December 31, 2023	December 31, 2024	December 31, 2025
Year-end spot rate	S$1 = US$1.3321	S$1 = US$1.3603	S$1 = US$1.2841
Average rate	S$1 = US$1.3426	S$1 = US$1.3380	S$1 = US$1.3056

The financial statements of the Company of which the functional currency is not S$ are translated from their respective functional currency into S$. Assets and liabilities denominated in foreign currencies are translated into S$ at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into S$ at the appropriate historical rates. Income and expense items are translated into S$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of operations and comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = S$1.2859 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

The Company considers cash equivalents to be short-term investments that are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash and cash equivalents consist of cash and demand deposits placed with financial institutions that are unrestricted as to withdrawal and use. Management believes that the banks and other financial institutions are of high credit quality and continually monitors the creditworthiness of these banks and financial institutions.

Accounts receivable

Accounts receivable include trade accounts due from customers. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customers’ financial condition, credit history, and current economic conditions to make adjustments in the allowance for credit losses when considered necessary. Allowance for credit losses is written off after all means of collection have been exhausted and the potential for recovery is considered remote. Management continues to evaluate the reasonableness of the allowance for credit loss policy and updates it, if necessary.

Other receivables

Other receivables primarily consist of prepaid expenses for insurance, management consultancy services and refundable deposits for leases. These amounts bear no interest. Management reviews its prepayments and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. Management believes that these counterparties are of high credit quality and continually monitors the creditworthiness of these counterparties. As of December 31, 2024, no allowance was deemed necessary. As of December 31, 2025, an allowance S$17,407 for credit losses has been recognized for certain receivables from former employees.

Property, plant and equipment, net

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses, if any.

Depreciation is computed using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Useful life
Office equipment	2 years
Computer	2 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property, plant and equipment, net, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

● Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

● Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

● Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, net, other receivables, financial instruments, operating lease liabilities, accounts payable, other payables, amount due from shareholders, amount due from related party, amount due to directors and working capital loans are financial assets and liabilities subject to fair value measurement. The Company’s financial assets and liabilities are short-term in nature; therefore, management believes their carrying values approximate their fair values.

Leases

The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to be exercised, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

The Company has an operating lease for offices, including an option to renew which is at the Company’s sole discretion. The renewal option to extend the lease term is included in the Company’s ROU assets and operating lease liabilities as it is reasonably certain to be exercised. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities, current and operating lease liabilities, non-current on the consolidated balance sheets.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2021 using the modified retrospective approach. The Company’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. There were no cumulative effect adjustments as of April 1, 2021. The effect from the adoption of ASC 606 was not material to the Company’s financial statements.

The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

Sale of products

Revenue for sales of products, which are primarily IT hardware and software licenses, is recognized at a point in time when the Company has satisfied its performance obligation. The key performance obligation of the Company is delivery of products or collection by the customer has occurred, evidenced by the acceptance of products by customers, whereby physical and legal control of the products is passed from the Company to its customer, and there are no unfulfilled obligations from the Company. Customer returns have historically represented a small percentage of customer sales on an annual basis. The Company does not provide warranty but gives customers one week of validation period for right of return.

Upon local customers’ acceptance/acknowledgement on the acceptance of products, control of the products is passed from the Company to the customer, at which point the Company believes it has satisfied its performance obligation to recognize revenue. No element of financing is deemed present as the typical payment term is 30 days from the date of issuance of invoice.

Service revenue

Revenue for the rendering of hosting and support services, rendering of professional services and maintenance services is recognized over time when the Company has satisfied its performance obligation to recognize revenue. The key performance obligation of the Company is when the services have been performed and rendered, evidenced by the acceptance of services by customers, and there are no unfulfilled obligations from the Company. A large portion of the revenue comes from the rendering of hosting and support services.

The amount of revenue recognized is based on the transaction price, which comprises the contractual price, net of the estimated discounts and adjusted for expected returns. Based on the Company’s experience with similar types of contracts, variable consideration is typically constrained and is included in the transaction only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers. In accordance with ASC 606, the Company recognizes revenue either at a point in time or over time, to ensure compliance with the standard and provide clarity on the appropriate revenue recognition approach depending on the nature of the performance obligations in the contract.

In addition to selling hardware, software licenses, software maintenance and software services on a standalone basis, a significant portion of our contracts include multiple performance obligations, which require an allocation of the transaction price to each distinct performance obligation based on a relative standalone selling price (“SSP”) basis.

The SSP is the price at which the Company would sell a promised good or service separately to a customer. The best estimate of SSP is the observable price of a good or service when the Company sells that good or service separately. A contractually stated price or a list price for a good or service may be the SSP of that good or service. The Company uses a range of amounts to estimate SSP when it sells each of the goods and services separately and needs to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services. In instances where SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company typically determines the SSP using an adjusted market assessment approach using information that may include market conditions and other observable inputs. The Company typically has more than one SSP for individual goods and services due to the stratification of those goods and services by customers and circumstances. In these instances, the Company may use information such as the nature of the customer and distribution channel in determining the SSP.

When software licenses and significant customization engineering services are sold together, they are accounted for as a combined performance obligation, as the software licenses are generally highly dependent on, and interrelated with, the associated customization services and therefore are not distinct performance obligations. Revenue for the combined performance obligation is recognized over time as the services are delivered using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted).

When software subscription licenses are sold, the term software license and software maintenance are generally considered distinct performance obligations. The transaction price is allocated to the software license and the software maintenance based on relative SSP. The Company sells its software subscription license for a fixed fee or a usage-based royalty fee, sometimes subject to a minimum guarantee. The minimum guarantee refers to a specified minimum revenue amount, which is sometimes applied to usage-based royalties. When the fee is fixed or includes a guaranteed minimum within a usage-based royalty arrangement, revenue allocated to the software license is recognized at a point in time upon delivery, provided all other revenue recognition criteria are met. Any royalties earned in excess of the guaranteed minimum, or not subject to the guarantee, are recognized as revenue when the related usage occurs. Revenue allocated to software maintenance is recognized over the contract term.

The amount of consideration is not adjusted for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less under the practical expedient in ASC 606-10-32-18. The Company’s revenue arrangements are typically accounted for under this expedient, as payment is typically due within 30 days. As of December 31, 2024 and 2025, none of the Company’s contracts contained a significant financing component.

Contract assets

A contract asset is the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. ASC 606, Revenue from Contracts with Customers, distinguishes between a contract asset and a receivable based on whether receipt of the consideration is conditional on something other than the passage of time. When the Company transfers control of goods or services to a customer before the customer pays consideration, the Company records either a contract asset or a receivable depending on the nature of the Company’s right to consideration for its performance. The point at which a contract asset becomes an account receivable may be earlier than the point at which an invoice is issued. The Company assesses a contract asset for impairment in accordance with ASC 326, Financial Instruments—Credit Losses.

Cost of revenue

Cost of revenue is made up of IT hardware, software licenses and provision of hosting and support services, which are directly related to revenue-generating transactions, primarily consisting of cost of purchasing products, net of discounts received, freight and handling charges and labor hours.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, motor vehicle running expenses, travel and entertainment expenses, as well as labor costs.

Research and development expenses

Research and development expenses primarily consist of compensation costs related to engineering, design and product development activities. The research and development expenses for the years ended December 31, 2023, 2024 and 2025 amounted to S$7,000, nil and nil respectively.

General and administrative expenses

General and administrative expenses consist primarily of staff costs, depreciation, legal and professional fees, and other miscellaneous administrative expenses.

Employee benefits

Defined contribution plan

The Company participates in national pension schemes as defined by the laws of Singapore in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related services are performed.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and are charged against the gross proceeds of the offering as a reduction of additional paid-in capital upon completion of the offering. As of December 31, 2024, the Company had not concluded its IPO; hence, incurred professional fees were recorded as deferred offering costs. Upon completion of the IPO on October 15, 2025, the deferred offering costs were reclassified against the gross proceeds of the offering as a reduction of additional paid-in capital. As of December 31, 2024 and 2025, the accumulated deferred offering costs were S$457,718 and S$Nil, respectively.

Interest expense

Interest on working capital loans is recognized as interest expense in the consolidated statement of operations and comprehensive loss in the period in which it is incurred.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP. The charge for taxation is based on the results for the fiscal year, as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also recorded in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained upon examination, with such examination presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest were incurred related to the underpayment of income tax for the years ended December 31, 2023, 2024 and 2025. The Company had no uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Related party transactions

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or the issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2024 and 2025, there were no dilutive shares.

Deferred costs

Pursuant to ASC 340-40, deferred costs directly attributable to software licenses and maintenance services are deferred and are amortized over the outsourced maintenance services contract life. These costs include prepaid software licenses and maintenance services.

Share-Based Compensation

The Company accounts for share-based compensation arrangements in accordance with ASC 718 Stock Compensation. Share-based compensation expense is recognized in the statement of operations for equity settled awards based on grant date fair value and is recognized over the requisite vesting period on a straight line basis. The Company has elected to account for forfeiture as they occur. The corresponding credit is recognized in equity within additional paid in capital. Upon vesting and issuance of shares, amount previously recognized in equity are reclassified to common stock and additional paid in capital.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure, as well as information about geographical areas, business segments and major customers in consolidated financial statements. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole. Accordingly, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they apply to private companies.

In December 2023, the Financial Accounting Standards Board issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Company adopted ASU 2023-09 for the fiscal year beginning January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This ASU provides a practical expedient that allows companies to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within annual reporting periods. Early adoption is permitted. The Company is currently evaluating the effect of adopting of this ASU.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

Note 3 — REVENUE

The following table presents the Company’s revenue disaggregated by product categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	For Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Revenue:
Provision of professional services	608,327	1,223,782	2,519,438	1,959,280
Sale of software licenses and maintenance licenses	2,246,408	1,844,082	1,095,135	851,649
Sale of hardware solutions	5,910	-	1,158,293	900,764
Provision of hosting and supporting service	19,000	36,460	-	-
Total	2,879,645	3,104,324	4,772,866	3,711,693

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Point in time	763,438	638,881	1,211,431	942,088
Overtime	2,116,207	2465443	3,561,435	2,769,605
Total	2,879,645	3,104,324	4,772,866	3,711,693

Note 4 — OTHER INCOME

Rental income related to short-term leasing of office equipment and premises to a related party for the years ended December 31, 2023 and 2024, respectively, and interest income from short-term fixed deposits for the year ended December 31, 2025.

	For Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Government grants	34,493	14,233	30,227	23,506
Rental income	14,400	14,400	100	78
Interest income	3,256	1,177	38,561	29,988
Foreign exchange gain/(loss), net	-	-	(42,492)	(33,045)
Others	226	1,018	1,175	914
Total other income	52,375	30,828	27,571	21,441

Note 5 — INCOME TAX EXPENSE

Income tax

Cayman and BVI

The Company and its intermediate holding company are domiciled in the Cayman Islands and British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and Techcreate BVI do not accrue for income taxes.

Singapore

TSPL, DPL and TCDPL operate in Singapore and are subject to Singapore tax law at the corporate tax rate of 17% on the assessable income arising in Singapore during the tax year.

The income tax provision consists of the following components:

	For Years Ended
	2023	2024	2025	2025
	S$	S$	S$	US$
Current income tax	2,163	-	7,600	5,910
Withholding tax arising on foreign source income	193,022	134,423	54,441	42,337
Under/ (over) provision current taxation in respect of prior year	4,922	(1,744)	-	-
	200,107	132,679	62,041	48,247

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For Years Ended
	2023	2024	2025	2025
	S$	S$	S$	US$
Profit before tax	5,312	(880,147)	(1,008,870)	(784,564)
Singapore statutory income tax rate	17%	17%	17%	17%
Tax calculated at statutory tax rate	903	(149,625)	(171,507)	(133,375)

Reconciling items:
Impact of different tax rates in other jurisdictions	-	-	132,233	102,834
Tax effects of non-deductible expenses	13,597	3,839	498	387
Tax exemption and rebates	(10,571)	(340)	(685)	(533)
Temporary differences arising from tax depreciation	(1,811)	-	-	-
Under/(over)provision in respect of prior years	4,922	(1,744)	-	-
Withholding tax arising on foreign source income	193,022	134,423	54,441	42,337
Others	-	-	7,600	5,910
Change in valuation allowance	45	146,126	39,461	30,687
	200,107	132,679	62,041	48,247

Under Singapore tax regulations, unutilized tax losses can be carried forward indefinitely to offset against future taxable income, subject to compliance with the shareholding test and, where applicable, the same business test, as prescribed by the Inland Revenue Authority of Singapore. The utilization of these tax losses is dependent on the Company generating sufficient taxable profits and meeting the relevant statutory requirements.

Deferred tax

Significant components of deferred tax were as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Net operating loss carried forward	984,891	536,604	417,298
Deferred tax assets, gross	167,431	91,223	70,941
Valuation allowance	(167,431)	(91,223)	(70,941)
Deferred tax assets, net of valuation allowance	-	-	-

Note 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Computers	36,471	42,323	32,913
Office equipment	3,098	3,098	2,409
Subtotal	39,569	45,421	35,322
Less: Accumulated depreciation	(31,640)	(39,453)	(30,681)
Property, plant and equipment, net	7,929	5,968	4,641

No impairment loss was recognized during the years ended December 31, 2023, 2024 and 2025, respectively.

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 was S$7,450 S$8,933 and S$7,813 (US$6,076) respectively.

Note 7 — OPERATING LEASES

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty. The Company has 2 office premises lease agreements with lease terms of 3 years. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

As of December 31, 2025, the Company had the following remaining non-cancellable lease contracts:

Description of lease	Lease term
Office premises	1.01 years

(a)	Amounts recognized in the consolidated balance sheet:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Right-of-use assets	83,288	42,688	33,197
Leases
Current	39,815	31,171	24,241
Non-current	47,233	14,616	11,367

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	For Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Amortization of right-of-use assets	25,624	36,909	38,778	30,156
Interest on lease liabilities	2,087	3,499	3,478	2,705

The Company entered into two non-cancellable operating lease agreements for office premises. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The lease terms does not include options to extend the lease terms.

Future operating lease payments, excluding short-term leases, as of December 31, 2025, are detailed as follows:

Operating leases	S$	US$
2026	36,032	28,021
2027	12,600	9,799
Total future lease payment	48,632	37,820
Less: Imputed interest	(2,845)	(2,212)
Present value of operating lease liabilities	45,787	35,608
Less: Current portion	(31,171)	(24,241)
Long-term portion of lease liabilities	14,616	11,367

The following table shows the weighted-average lease terms and discount rates for operating leases:

	2024	2025
Weighted average remaining lease term (Years)
Operating leases	2.13	1.01

Weighted average discount rate (%)
Operating leases	4.83%	4.77%

Note 8 — DEFERRED COST

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Current portion	576,562	76,237	59,287
Non-current portion	57,400	-	-
	633,962	76,237	59,287

Deferred costs are prepaid software license and maintenance services not recognized in the current financial year.

Deferred costs for the year ended December 31, 2025 amounting to S$76,237 (US$59,287) is expected to be recognized in the consolidated statements of operations and comprehensive income in the next fiscal year.

Note 9 — CONTRACT ASSETS

The following table shows the changes in contract asset balances during the fiscal years ended December 31, 2023, 2024 and 2025, respectively:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Contract assets, beginning of the year	76,157	145,383	113,059
Additions	145,383	-	-
Transferred to accounts receivable or collected	(76,157)	(145,383)	(113,059)
Contract assets, end of the year	145,383	-	-

Note 10 — ACCOUNTS AND OTHER RECEIVABLE, NET AND OTHER NON-CURRENT ASSETS

Accounts and other receivable, net consist of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Accounts receivable – third parties	191,766	148,990	115,864
Deposits	53,146	5,199	4,043
GST receivable	8,360	18,342	14,264
Other receivable	16,737	17,407	13,537
Prepayment	6,725	2,076,472	1,614,801
Accrued interest income	-	37,926	29,494
Accounts and other receivable	276,734	2,304,336	1,792,002
Allowance for credit losses	-	(17,407)	(13,537)
Accounts and other receivable, net	276,734	2,286,929	1,778,466

Other non-current assets consist of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Prepayment	-	2,155,291	1,676,095

Accounts receivable are unsecured, non-interest bearing and are generally on 30 days’ credit terms (2024: 30 days). They are recognized at their original amounts which represent their fair value on initial recognition.

Prepayments amounted to S$4.23 million as of December 31, 2025, of which S$4.11 million relates to advance payments for professional services in connection with the Company’s post-IPO strategic initiatives. These initiatives include business expansion, technology development, and other corporate strategic projects.

The counterparties to these arrangements are third-party service providers, and none of the balances relate to related parties.

The services are expected to be delivered over a period ranging from 18 to 36 months, and the prepaid amounts will be recognized in the consolidated statements of operations as the related services are rendered.

Allowance for credit losses S$17,407 provided in 2025.

As at the end of each reporting period, the aging analysis of accounts receivable based on due date is as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Within 30 days	191,766	90,840	70,643
Between 31 and 60 days	-	50,950	39,622
Between 61 and 90 days	-	7,200	5,599
Total accounts receivable	191,766	148,990	115,864

As of December 31, 2024 and 2025, there’s no outstanding receivable past due more than one year from the end of the reporting period. No allowance for credit losses were made for the financial years ended December 31, 2023, 2024 and 2025.

Note 11 — CASH AND CASH EQUIVALENTS

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Cash at banks	1,205,951	1,527,543	1,187,918
Deposit with online payment system	-	64,347	50,040
Fixed deposits (certificates of deposit)	-	5,778,450	4,493,701
Cash and cash equivalents per consolidated statement of cash flows	1,205,951	7,370,340	5,731,659

Certificates of deposit bear interest rate of 3.618% per annum and have original maturities of less than three months.

Note 12 — CONTRACT LIABILITIES

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Current portion	981,651	94,307	73,339
Non-current portion	8,247	-	-
	989,898	94,307	73,339

Contract liabilities relate to the Company’s obligation to deliver services promised to customers for which the Company has received advances from customers. Contract liabilities are recognized as revenue over the period the performance obligations are satisfied.

The following table shows the changes in contract liability balances during the fiscal years ended December 31, 2023, 2024 and 2025:

	For Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Contract liabilities at the beginning of the year	1,559,657	1,545,718	989,898	769,809
Revenue recognized	(1,622,657)	(1,620,059)	(1,298,156)	(1,009,531)
Additions	1,634,348	1,043,501	423,252	329,148
Foreign exchange difference	(25,630)	20,738	(20,687)	(16,087)
Contract liabilities at end of the year	1,545,718	989,898	94,307	73,339

Transaction price allocated to remaining performance obligations.

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations as at December 31, 2025 may be recognized as revenue in the next reporting periods as follows:

	For Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Unsatisfied and partially unsatisfied performance obligations
- Within one year	1,307,594	981,651	94,307	73,339
- More than one year	238,124	8,247	-	-

Note 13 — ACCOUNT AND OTHER PAYABLES

The components of account and other payables are as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	US$
Account and other payables
Accrued expenses	79,878	265,385	206,381
Other payables	20,775	160,115	124,516
	100,653	425,500	330,897

Note 14 — SHARE CAPITAL

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on July 29, 2024. At incorporation, the authorized share capital was US$50,000 divided into 250,000,000 ordinary shares at a par value of US$0.0002 per share.

For the purpose of undertaking a public offering of the Company’s ordinary shares, the Company completed a series of reorganization transactions, resulting in 14,927,250 Class A ordinary shares and 2,572,750 Class B ordinary shares outstanding, which have been retroactively restated to the beginning of the first period presented (Note 1).

On October 15, 2025, the Company completed its initial public offering (“IPO”) of 2,550,000 Class A ordinary shares at a price of US$4.00 per share.

On October 30, 2025, the underwriter exercised its over-allotment option to purchase an additional 382,500 Class A ordinary shares at a price of US$4.00 per share.

As of December 31, 2025, the Company had 17,859,750 Class A ordinary shares and 2,572,750 Class B ordinary shares issued and outstanding.

Share incentive plan

On July 23, 2025, we adopted the 2025 Share Incentive Plan (the “Plan”) to provide incentives to members of our Board, employees and consultants and to align their interests with those of our shareholders.

Under the Plan, the aggregate number of Class A Ordinary Shares that may be issued or transferred pursuant to awards is equal to 20% of the number of Class A Ordinary Shares outstanding as of the date of our initial public offering, excluding any shares issued pursuant to the underwriters’ over-allotment option.

Deferred Share Awards Granted

On December 1, 2025 the Company granted an aggregate of 111,000 deferred share awards under the 2025 Share Incentive Plan to members of Board and certain employees and consultants. The awards are subject to vesting over periods ranging from six months to 12 months, subject to continued service and/or performance conditions. Upon vesting, each deferred share award entitles the holder to receive one Class A Ordinary Share, subject to the terms of the Plan and the applicable award agreements.

The following table summarizes the movement in deferred share awards during the year end December 31, 2025:

	Awards	Weighted Average Fair Value
Awarded and unvested as of January 1, 2025	-	-
Granted	111,000	5.19
Vested	-	-
Forfeited / cancelled	-	-
Awarded and unvested as of December 31, 2025	111,000	5.19

The Company recognized share-based compensation expenses of S$55,270 for the year ended December 31, 2025 in connection with deferred share awards granted under its share incentive plan.

Note 15 — SEGMENT INFORMATION

The Company operates as a single reportable segment, which is consistent with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, allocates resources and assesses performance. The Company’s operations are centralized and integrated, with the financial results reviewed and managed on a consolidated basis. Accordingly, management has determined that the Company has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using Net Income as the primary measure of segment performance to monitor budget versus actual results and decide where to allocate and invest additional resources to achieve growth. Net Income is defined as revenue less cost of revenue and operating expenses, and other segment items (including interest income, interest expenses, other income and other expenses), and income taxes.

Significant Segment Expenses Categories Provided to the CODM

The CODM regularly receives and reviews the following expenses categories, which are included in the segment’s measure of profit or loss

TECHCREATE GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2024	2025	2025

	S$	S$	US$
Revenue	3,104,324	4,772,866	3,711,693
Cost of revenue	2,210,508	3,019,959	2,348,518

Selling and distribution expenses
- Entertainment expenses	39,497	36,680	28,525
- Travelling expenses	150,313	104,402	81,190
- Payroll and welfare expenses	347,317	346,466	269,435
- Marketing expenses	246,478	-	-
- Others	2,823	12,146	9,445

General and administrative expenses
- Payroll and welfare expenses	301,680	867,122	674,331
- Professional fees	563,825	1,175,138	913,864
- Depreciation expenses	8,933	7,813	6,076
- Lease expenses	40,408	42,256	32,861
- Office related expenses	61,565	72,295	56,221
- Share-based compensation	-	55,270	42,982

Allowance for credit loss	-	17,699	13,764

Other segment expenses, net	11,124	24,490	19,045

Income tax expense	132,679	62,041	48,247

Net loss	(1,012,826)	(1,070,911)	(832,811)

Following table presents revenues by geographic area based on the sales location of our services:

	For the years ended December 31,
	2024	2025	2025
	S$	S$	US$
Brunei	770,596	864,108	671,987
Cambodia	1,463,473	2,193,092	1,705,492
China	-	801,887	623,600
Singapore	787,308	840,258	653,440
Hong Kong	82,947	73,521	57,174
	3,104,324	4,772,866	3,711,693

Long-lived assets by geographic region

	As of December 31,
	2025	2024
	S$	S$
Singapore	48,656	91,217

Note 16 — DIVIDENDS

No dividends were declared or paid for the years ended December 31, 2024 and 2025.

During the financial year ended December 31, 2023, TSPL declared a final tax-exempt dividend of S$200,000 in respect of the financial year ended December 31, 2022, which was settled during the financial year ended December 31, 2023.

During the financial year ended December 31, 2023, DPL declared a final tax-exempt dividend of US$150,000 (S$207,863) in respect of the financial year ended December 31, 2022, which was settled during the financial year ended December 31, 2023.

Note 17 — WORKING CAPITAL LOANS

Working capital loans consist of the following:

	For Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Loan I (a)	-	444,349	-	-
Loan II (b)	-	315,781	253,409	197,067
Total working capital loans	-	760,130	253,409	197,067
Less: current portion	-	(151,714)	(62,370)	(48,503)
Non-current portion	-	608,416	191,039	148,564

(a)	On April 26, 2024, the Company applied for a long-term working capital loan from a financial institution in the amount of S$500,000, which is repayable by 60 equal monthly instalments of S$10,138.50 with the first instalment to be paid on April 30, 2024. The working capital loan bore a fixed interest rate of 8.0% per annum. The loan was jointly secured by certain directors and shareholders of the Company. The loan was fully repaid in November 2025.

(b)	On May 2, 2024, the Company applied for a long-term working capital loan from a financial institution in the amount of S$350,000, which is repayable by 60 equal monthly instalments of S$7,054.94 with the first instalment to be paid on June 3, 2024. The working capital loan bears a fixed interest rate of 7.75% per annum. The loan was jointly secured by certain directors and shareholders of the Company.

The working capital loans were primarily obtained for general working capital purposes.

Interest expense on the working capital loans totaled S$Nil, S$41,952 and S$52,061 (US$40,486) for the year ended December 31, 2023, 2024 and 2025, respectively.

Note 18 — RELATED PARTY BALANCES AND TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr Ronald Vong Chin Hua (“Mr Ronald”)	Shareholder
Mr Lim Heng Hai (“Mr Lim”)	Shareholder, Chairman of the Board and Chief Executive Officer
Gridhut Automation Pte Ltd	Shareholder and Director is Mr Lim and Mr Ronald
Orange Pay Pte. Ltd.	Shareholder and Director is Mr Lim
Techcreate Solution Sdn Bhd	Shareholder and Director is Mr Ronald
TC Solution & Services Sdn Bhd	Shareholder and Director is Mr Lim

a. Related party balances

		As of December 31,
Nature	Name	2024	2025	2025
		S$	S$	US$
Amount due from related party	Orange Pay Pte. Ltd.	11,772	-	-
Amount due (to)/ from shareholders	Mr Lim Heng Hai (“Mr Lim”)	(2,481)	3	2
Amount due (to)/ from shareholders	Mr Ronald Vong Chin Hua (“Mr Ronald”)	(7,526)	4,900	3,811
Total		1,765	4,903	3,813

b. Related party transactions

		For Years Ended December 31,
Nature	Name	2023	2024	2025	2025
		S$	S$	S$	US$
Rental income	Orange Pay Pte. Ltd.	14,400	14,440	100	78

Sale of products	Gridhut Automation Pte Ltd	11,031	-	-	-

Sub-contractor charges	TechCreate Solutions Sdn Bhd	223,755	515,007	163,969	127,513

Sub-contractor charges	Orange Pay Pte. Ltd.	-	154,000	-	-

Sub-contractor charges	TC Solution & Services Sdn Bhd	-	-	243,131	189,075

Payment on behalf by	Mr Lim Heng Hai (“Mr Lim”) and Mr Ronald Vong Chin Hua (“Mr Ronald”)	36,770	21,285	-	-

Payment on behalf of	Orange Pay Pte. Ltd.	48,579	45,718	-	-

The Company enters into transactions with related parties in the normal course of business. These transactions are conducted on terms agreed between the parties. Pricing for these transactions is determined on a cost-plus basis, whereby the related party charges a markup on the underlying costs incurred, taking into consideration the nature of the services provided and prevailing market conditions. Payment terms are generally 30 days, and the arrangements are typically ongoing in nature unless otherwise specified.

Personal guarantee has been provided by Lim Heng Hai, a director and shareholder and Ronal Vong Chin Hua shareholder of the Company in respect of the working capital loan.

Note 19 — CONCENTRATION AND RISKS

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For Years Ended December 31,
	2023	2024	2025
	S$	S$	S$
Percentage of Company’s revenue
Customer A(1)	35%	34%	24%
Customer B(2)	25%	23%	9%
Customer C(3)	11%	19%	9%
Customer D(4)	4%	11%	2%
Customer E(3)	-	-	17%
Customer F(4)	-	-	14%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2024	2025
	S$	S$
Percentage of Company’s accounts receivable
Customer B(2)	68%	40%
Customer C(3)	23%	22%

(1)	Customer A is Cambodia’s largest and leading financial institution.
(2)	Customer B is Brunei’s largest telecommunications company.
(3)	Customer C is a local insurance corporation based in Singapore.
(4)	Customer D is a technology service provider specializing in system integration and customer engagement solutions based in Cambodia.
(5)	Customer E is a China based financial technology company.
(6)	Customer F is a leading financial institution in Cambodia.

The following table sets forth a summary of single vendor who represent 10% or more of the Company’s cost of revenue:

	For Years Ended December 31,
	2023	2024	2025
	S$	S$	S$
Percentage of Company’s cost of revenue
Vendor A(1)	-	13%	3%
Vendor B(2)	23%	12%	2%
Vendor C(3)	-	-	26%
Vendor D(4)	-	-	25%
Vendor E(5)	17%	4%	3%
Vendor F(6)	12%	4%	3%

There were no vendors that accounted for 10% or more of the Company’s total accounts payable as of December 31, 2025 and 2024.

(1)	Vendor A is a cybersecurity company that provide Trellix cybersecurity solutions.
(2)	Vendor B is a company specialized in cloud-based technology solutions.
(3)	Vendor C is technology solutions company that provides smart POS, QR code terminals and payment solutions.
(4)	Vendor D is a technology company engaged in software development and IT implementation consulting services.
(5)	Vendor E is a company that sells and support the implementation and operation of cybersecurity products and could services.

(6)	Vendor E is a technology company specialized in cryptography.

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, amounts due from related parties and other current assets. As of December 31, 2025, the Company’s cash and cash equivalents were held in financial institutions with high credit ratings and quality in Singapore and the United States of America. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. In Singapore, a depositor has up to S$100,000 insured by the Singapore Deposit Insurance Corporation. In the United States, a depositor has up to US$250,000 insured by the Federal Deposit Insurance Corporation.

Accounts receivable primarily comprise amounts receivable from customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these customers and generally does not require collateral or other security from customers. The Company has established a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. Historically, such losses have been within management’s expectations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations.

Foreign currency risk

The Company is exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location’s functional currency.

The Company also has foreign currency exposure due to net monetary assets denominated in currencies other than the S$. In addition to net monetary remeasurement, we have exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into its reporting currency, the S$, most notably in Singapore. Based on our foreign currency exposure as of December 31, 2025, a 10.0% fluctuation does not have a significant impact the financial position, results of operations or cash flows.

Note 20 — COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, including legal proceedings and claims arising out of its business, covering a wide range of matters, such as government investigations and tax matters. In accordance with ASC No. 450-20, Loss Contingencies, the Company records accruals for such contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

On March 24, 2026, the Company was named as a defendant in a putative securities class action lawsuit relating to alleged disclosures in connection with its initial public offering. The Company believes the claims are without merit and intends to vigorously defend the action. As of December 31, 2025 and through the date the consolidated financial statements were available to be issued, the Company has not been formally served with the complaint. At this stage, the Company is unable to reasonably estimate the possible loss, if any. Accordingly, no provision has been recognized in the consolidated financial statements.

On April 26, 2024, a subsidiary of the Company, DPL, obtained a long-term working capital loan from a financial institution in the amount of S$500,000. The loan bore a fixed interest rate of 8.0% per annum. This loan was fully repaid in November 2025.

On May 2, 2024, another subsidiary of the Company, TSPL, obtained a long-term working capital loan from a financial institution in the amount of S$350,000. The loan bears a fixed interest rate of 7.75% per annum and is repayable in monthly instalments over its term. The company is committed to pay a total working capital loan of approximately S$253,409 in the future.

On July 7, 2023, DPL entered into a lease agreement for a lease term of 3 years for office space at 336 Smith Street, #10-303, Singapore 050336. The Company is committed to pay a total rental fee of approximately S$8,864 in the future.

On June 28, 2024, TSPL entered into a lease agreement for a lease term of 3 years for office space at 336 Smith Street, #06-303, Singapore 050336. The Company is committed to pay a total rental fee of approximately S$36,923 in the future.

Note 21 — RECLASSIFICATION

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations, cash flow and performance position. A reclassification has been made to the Consolidated Statements of Operations and Comprehensive Loss for the fiscal year ended December 31, 2023, to reclassify the selling and distribution expenses to general and administrative expenses for consistency.

Note 22 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions from December 31, 2025 to report date, which is the date that these consolidated financial statements are available to be issued.

As previous disclosed in the Company’s February 19, 2026 Form 6-K, in response to trading activity in the Company’s ordinary shares, the Company received inquiries from the U.S. Securities and Exchange Commission (the “SEC”) and NYSE American LLC (“NYSE American”) concerning their investigations as to the person or persons that may have made recommendations to investors via social media channels designed to artificially inflate the price and trading volume of the Company’s shares. The Company is cooperating with investigators and denies any such social media activities. The Company responded to the SEC on February 13, 2026. As the SEC’s requests were continuing in nature, the Company provided supplemental information to the SEC on March 9, 24, and 30, 2026. As to NYSE American, the Company initially responded on February 17, 2026. The Company received supplemental requests from NYSE American on March 6, 2026, to which the Company responded on March 20, 2026 and, thereafter, received further requests from NYSE American on March 27, 2026, to which the Company responded on April 9, 2026.

As to the forgoing investigatory matters, no formal proceedings have been initiated by any regulatory body as against the Company and, thus, the Company is unable to ascertain the amount of any potential loss.

On March 24, 2026, the Company was named as a defendant in a putative securities class action lawsuit relating to alleged disclosures in connection with its initial public offering. The Company believes the claims are without merit and intends to vigorously defend the action.

As of the date of issuance of these consolidated financial statements, the Company has not been formally served with the complaint, and the outcome of this matter cannot be reasonably estimated. Accordingly, no adjustment has been made to the consolidated financial statements. For further information, refer to Note 20 — Commitments and Contingencies.

There are no further material subsequent events that require disclosure in these consolidated financial statements.

