Form 20-F/A
period 2025-12-31
TechCreate Group Ltd.
filed 2026-05-05
CIK 2047190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the Securities and Exchange Commission on April 29, 2026 (the “Original Filing”), is being filed solely to correct clerical errors in Item 6.A. “Directors and Senior Management” and Item 6.C, “Board Practices,” regarding the composition of the Company’s compensation committee and nominations committee.

In the Original Filing, the members and chairpersons of the compensation committee and nominations committee were inadvertently misstated. This Amendment No. 1 amends and restates the relevant disclosure in Item 6.A. and Item 6.C. to reflect the correct composition of such committees.

Except as described above, this Amendment No. 1 does not amend, update or otherwise modify any other information contained in the Original Filing. This Amendment No. 1 does not reflect events that may have occurred after the filing date of the Original Filing.

2

6.A. Directors and Senior Management (Amended and Restated)

The following table provides information regarding our executive officers and directors as of the date hereof:

Directors and Executive Officers	Age	Position/Title
Lim Heng Hai(1)(2)(3)	47	Chairman of the Board, Chief Executive Officer
Ng Ling Soon	52	Director, Chief Information Officer
Ling Wee Seng(1)(2)	64	Independent Director
Masayuki Tagai(1)	64	Independent Director
Jim Northey(2)(3)	66	Independent Director
In Weiyee(3)	60	Independent Director
Sibil Thomas	47	Financial Controller cum Chief Accounting Officer

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nomination Committee

Item 6.C. Board Practices (Amended and Restated)

Our board of directors is responsible for overseeing our business and affairs. Our directors are elected to serve until the expiration of their respective terms or until their successors are duly elected and qualified.

We have established an audit committee, a compensation committee and a nominations committee under our board of directors. Each committee operates pursuant to a written charter adopted by our board of directors.

Audit Committee

Our audit committee consists of Mr. Masayuki Tagai, Mr. Ling Wee Seng and Mr. Lim Heng Hai, and is chaired by Mr. Masayuki Tagai.

Mr. Masayuki Tagai and Mr. Ling Wee Seng satisfy the independence requirements of the NYSE American Company Guide and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Masayuki Tagai qualifies as an “audit committee financial expert” as defined under Item 16A of Form 20-F.

The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Its responsibilities include, among other things:

●	appointing, compensating and overseeing the work of our independent registered public accounting firm;

●	reviewing and discussing with management and the independent registered public accounting firm our annual audited financial statements;

●	reviewing the adequacy and effectiveness of our internal control over financial reporting;

●	reviewing and approving related party transactions; and

●	monitoring compliance with applicable laws and regulations.

Compensation Committee

Our compensation committee consists of Mr. Ling Wee Seng, Mr. Jim Northey and Mr. Lim Heng Hai, and is chaired by Mr. Ling Wee Seng.

Mr. Ling Wee Seng and Mr. Jim Northey satisfy the independence requirements of the NYSE American Company Guide.

The compensation committee assists the board of directors in reviewing and approving the compensation structure for our directors and executive officers. Its responsibilities include, among other things:

●	reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers;

●	evaluating the performance of our executive officers in light of those goals and objectives;

●	determining and approving the compensation of our executive officers;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	administering our share incentive plans and other equity-based compensation arrangements.

Nominations Committee

Our nominations committee consists of Mr. Jim Northey, Mr. In Weiyee and Mr. Lim Heng Hai, and is chaired by Mr. Jim Northey.

Mr. Jim Northey and Mr. In Weiyee satisfy the independence requirements of the NYSE American Company Guide.

The nominations committee assists the board of directors in identifying individuals qualified to become members of the board and recommending nominees for election or re-election. Its responsibilities include, among other things:

●	identifying and recommending qualified candidates to serve as directors;

●	evaluating the performance of the board of directors and its committees;

●	developing and recommending corporate governance guidelines; and

●	overseeing the evaluation of the board of directors and management.

3

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

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Office	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

4

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TechCreate Group Ltd.

By:	/s/ Lim Heng Hai
Name:	Lim Heng Hai
Title:	Chairman and Chief Executive Officer

Date: May 5, 2026

6